ORLEN

GK/AS/756/2007

RECEIVED

2007 AUG 17 A 10: 17

OFFICE OF INTERNATIONAL CORPORATE FINANCE **SEC file: 82-5036**

[redacted]

07026044

Płock, 14 August 2007

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N. W.

Washington, D.C. 20549

SUPPL

Polski Koncern Naftowy S.A.

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 48/2007 to 51/2007;
- Condensed consolidated financial statements for the periods of 6 and 3 months ended 30 June 2007

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

Yours faithfully,

MKrzemińska

Magdalena Krzemińska
Investor Relations Department

PROCESSED

AUG 27 2007

THOMSON FINANCIAL

dlw 8/20

Regulatory Announcement

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RECEIVED

2007 AUG 17 A

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Poilen shares sales
Released	17:17 30-Jul-07
Number	1397B

Regulatory announcement no 48/2007 dated 30 July 2007
PKN ORLEN has signed an agreement with Polimex-Mostostal on the sale of shares in Poilen

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") informs that on 30 July 2007 it signed an agreement ("Agreement") with Polimex-Mostostal S.A. ("Polimex-Mostostal"), headquartered in Warsaw, Poland, regarding the sale of shares in Poilen Sp. z o.o. w likwidacji, ("Poilen", "Company") headquartered in Warsaw. The other parties to the Agreement, which are also selling shares in Poilen on the same basis as PKN ORLEN, are the following companies: Polnord S.A. headquartered in Gdansk, Poland, and Polskie Linie Oceaniczne S.A. headquartered in Gdynia, Poland.

As a result of the Agreement, PKN ORLEN will sell to Polimex-Mostostal 7 499 shares in Poilen ("Shares"), representing ca. 24.91% of the registered capital and ca. 24.91% of the total number of votes at the General Meeting of Shareholders of Poilen, with a par value of PLN 100 per share and a total nominal value of PLN 749 900, for a total price of PLN 15 747.90. Payment for the Shares will be transferred within 7 days from the day of signing the Agreement. The Poilen Shares will be transferred to Polimex-Mostostal on the date of payment.

The registered capital of Poilen amounts to PLN 3 010 000 and is divided into 30 100 equal and indivisible shares with a par value of PLN 100 per share. The book value of the Shares in the PKN ORLEN books amounted to PLN 0 as of the day of signing the Agreement. After the settlement of the transaction PKN ORLEN will have no shares in the registered capital of Poilen.

The business activities of Poilen include a wide range of activities corresponding with the business interests of its pre-sale shareholders, i.e.: the exploration and processing of crude oil, fuel trading, building and assembly services, and land and water transport. Since 22 June 2005 the Company has been in the process of liquidation.

Polimex-Mostostal provides construction and installation services in the following sectors: oil and gas, chemical, petrochemical, environmental protection, power engineering, industrial, road, railroad and general construction, the manufacture of power equipment, technological furnaces, industrial steel construction and platform gratings. Polimex-Mostostal is also a developer of real estate. As a result of signing the Agreement Polimex-Mostostal will hold 100% of the shares in Poilen.

Except in respect to the execution of the Agreement referred to above, and apart from normal business relations, no other relationship exists between PKN ORLEN, PKN ORLEN's managing or supervisory persons, and Polimex-Mostostal.

As the Shares represent ca. 24.91% of the Poilen registered capital, they are significant assets in accordance with par. 2 section 1 point 52 and section 5 of the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities.

See also: regulatory announcement no 44/2003 dated 9 June 2003.

END

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Changes in MgmtBoard
Released	17:24 30-Jul-07
Number	1419B

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 49/2007 dated 30 July 2007
Changes in PKN ORLEN Management Board

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that the Supervisory Board of PKN ORLEN, acting on the basis of par. 8, section 11, subsection 1, of the PKN ORLEN Articles of Association, following its meeting on 30 July 2007, has dismissed by a majority vote, following a motion from the President of the PKN ORLEN Management Board, Mr. Pawel Szymanski from the position of Vice-President of the PKN ORLEN Management Board and Chief Financial Officer.
Mr. Pawel Szymanski has held the position of Member of the PKN ORLEN Management Board from 18 October 2004, and the position of Vice-President of the PKN ORLEN Management Board since 19 April 2007.

At the same time, following a motion from the President of the PKN ORLEN Management Board, the Supervisory Board has appointed Mr. Dariusz Formela to the position of Member of the PKN ORLEN Management Board effective from today.

Mr. Dariusz Formela, age 33, is a graduate of the Faculty of Law and Administration at Gdansk University. He gained an MBA from the University of Bradford and from The Leon Kozminski Academy of Entrepreneurship and Management. He graduated from Studies for Investment Advisors and Securities Analysts, organized by the Business Development Institute, Post-diploma Studies in Company Value Management at the Warsaw School of Economics, Post-Diploma Management Studies The Twentieth Edition at the Warsaw School of Economics, Finance Studies at the Gdansk Foundation of Managers Education. He was also a foreign intern in health insurance at the French Mutual Insurance Federation in Paris – Auxerre.

Mr. Dariusz Formela is a graduate of many training courses including: training for Supervisory Board members of State Treasury companies (State examination), training in Change management in the processes of mergers and acquisitions, organized by the Institute for International Research, and training in European economic law, organized by Confederation of Polish Employers.
Mr. Dariusz Formela in the period of June – September 1998 was a logistics specialist at the Press-Printing Centre in Gdansk.
In the period of October 1998 – December 2005 he worked at PKN ORLEN in the position of organization and law specialist, organization department manager, deputy director of social issues, deputy director of organization, restructuring and management systems director, and director of the organization and restructuring department.
Since January 2006 he has held the position of organization executive director at PKN ORLEN.

In the period 2000 – 2006 he has held the positions of:
- Chairman of the supervisory boards of ORLEN Transport Kedzierzyn Kozle sp. z o.o., ORLEN Ochrona sp. z o.o., ORLEN Laboratorium sp. z o.o., ORLEN Prewencja sp. z o.o., ORLEN Administracja sp. z o.o.;
- Vice chairman of the supervisory board of ORLEN Ksiegowosc sp. z o.o.;
- Member of the supervisory boards of KAUCUK, a.s. i SPOLANA, a.s. (UNIPETROL a.s. Group), Transport Poznan sp. z o.o. and ORLEN Upstream sp. z o.o.;

Currently he holds the position of:
- Member of the Management Board of AB Mazeikiu Nafta;
- Chairman of the Supervisory Board of Wisla P³ock S.A. and Plocki Parku Przemyslowo-Technologiczny S.A.
- Member of the Supervisory Board of UNIPETROL, a.s. and Chairman of the Supervisory Board Corporate Governance Committee of that company;
- Member of the Founders Council - Grant Fund for Plock
- Member of the Ethics Team at PKN ORLEN;
- PKN ORLEN representative in Mazowieckie Voivodeship Development Forum.

Mr. Dariusz Formela has declared that upon joining the Management Board of PKN ORLEN, he will not be

involved in any activity that competes with PKN ORLEN; he will not be a partner of any competing company; and he will not be a member of any board of a competing incorporated company. Mr. Dariusz Formela is not on the List of Insolvent Debtors kept on record on the National Court Register Act.

See also: regulatory announcement no 81/2004 dated 19 October 2004.

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	OT Krakow bankruptcy
Released	07:00 08-Aug-07
Number	7098B

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 50/2007 dated 7 August 2007
Filing of a bankruptcy petition regarding ORLEN Transport Krakow

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces that on 6 August 2007 ORLEN Transport Krakow Sp. o.o. ("ORLEN Transport Krakow", "Company") filled a petition in the District Court for Karkow-Srodmiescie in Krakow, Poland (VIII Economic Department for Bankruptcy, address: Przy Rondzie 7, 31-574 Krakow, Poland) regarding the bankruptcy of ORLEN Transport Krakow, including the liquidation of the assets of the Company.

The petition has been submitted by the Management Board of the Company because the total liabilities of ORLEN Transport Krakow exceed its registered capital. This is as a result of the decisions regarding excise taxes which were imposed on the Company by the Customs House in Krakow.

The registered capital of ORLEN Transport Krakow amounts to PLN 12 465 000 and is divided into 124 650 equal and indivisible shares with a par value of PLN 100 for each share. PKN ORLEN owns 98% of the initial capital of ORLEN Transport Krakow.

END

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	2q2007 Results comment
Released	07:00 13-Aug-07
Number	9545B

Regulatory announcement no 51/2007 dated 13 August 2007

Financial data for 2 quarter 2007 under segments with commentary and impact of LIFO valuation of inventories on that financial results.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces the financial data for the second quarter of 2007 under segments with commentary and also information regarding the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for the second quarter of 2007.

KEY FACTORS INFLUENCING THE RESULTS OF THE II QUARTER 2007 – COMPANY'S COMMENTARY

Selected consolidated financial data

in thousand PLN

	2007	2006
Total sales revenues for the 2nd quarter	16 218 297	13 544 538
Operating expense and other operating revenues for the 2nd quarter	14 926 580	12 365 386
Profit from operations for the 2nd quarter	1 291 717	1 179 152
EBITDA for the 2nd quarter	1 873 349	1 643 671
Net profit attributable to equity holders of the parent for the 2nd quarter	1 110 014	870 238

1. MAIN MACROECONOMIC FACTORS

- fall in differential from 4.83 USD/bbl in the 2nd quarter 2006 to 3.87 USD/bbl in the 2nd quarter 2007 decreased EBIT of the Parent by PLN 75 million,
- decreasing crack margins on diesel oil, ekoterm and Jet A-1 aviation fuel were offsetted by higher crack margins on gasoline and heating oil III, which led to higher EBIT of the Parent in the amount of PLN 21 million,
- strengthening of PLN against USD unfavorably influenced profit from operations of the Parent (in respect of differential and margins) in the amount of PLN (-) 114 million,
- situation in agriculture resulting from high demand for artificial fertilizers and high demand for granulated products and PVC resulting in relatively high prices favorably influenced financial results of Capital Group of Anwil S.A. – PLN 69 million in the 2nd quarter 2007 as compared to PLN 41 million in parallel period of 2006.

2. INTERNAL FACTORS

- increase in retail sales volume of engine fuels in the Parent (CODO petrol stations) of 18% contributed to an increase in EBIT by PLN 40 million, whereas increase in retail sales volume of non-fuel merchandise and services increased profit from operations by PLN 14 million,
- high sales volume of polyolefins amounting to 209 thousand tones in the second quarter 2007 favorably

influenced the financial results of Basell ORLEN Polyolefins Sp. z o.o. – PLN 46 million as compared to PLN 20 million in the second quarter 2007

- fall in retail margins on gasoline and LPG contributed to a decrease in profit from operations of the Parent by PLN 8 million
- considerable cost cutting results of OPTIMA program in the 2nd quarter 2007 in the amount of PLN 133 million – the highest savings noted in refining segment and other operations segment,
- fixed costs of the Parent in the 2nd quarter 2007 on the level lower by 1,4% than in the previous year

Performance – General Overview

Refining and Retail

- The consolidation of Mazeikiu Refinery contributed to the increase in crude oil throughput by 39.6% and in the sales volume: by 36.4% for gasoline and by 27.4% for diesel fuel.
- Decrease in the Ural/Brent differential from USD 4.83 per barrel to USD 3.87 per barrel caused a (-)PLN 75m year-on-year drop in EBIT.
- Lower refining margins (cracks) on diesel fuel, Ekoterm and Jet fuel were partially offset by a higher margin on gasoline – the total effect of margins on the Parent Company's EBIT was PLN 21m.
- Appreciation of PLN against USD caused a (-)PLN 114m drop in the Parent Company's EBIT.
- Higher (by 18%) fuel retail volumes at the Parent Company improved the operating result by PLN 40m, whereas a drop in retail margins on gasoline and LPG reduced EBIT by PLN 8m.
- The Unipetrol Group reported good performance by the Refining and Retail (PLN 92m), while Mazeikiu Refinery's EBIT has gradually been improving (an operating profit of PLN 79m in Q2 2007 against an operating loss of PLN 262m in Q1 2007).

Petrochemicals and Chemicals

- The situation in agriculture (strong demand on the fertilisers market) and continuing demand for granulates and polyvinyl chloride contributing to relatively high prices of these products had a favourable effect on the performance of the Anwil S.A. Group (PLN 69m in Q2 2007 compared with PLN 41m in Q2 2006).
- High volume of polyolefin sales, reaching 209 thousand tonnes in Q2 2007, had a favourable effect on the performance of the Unipetrol Group in the Petrochemicals (PLN 143m) and of Basell ORLEN Polyolefins (PLN 46m).

General

- EBIDTA of PLN 1,874m in Q2 2007 against PLN 1,644m in Q2 2006, despite a weaker macroeconomic environment in the refining segment.
- Implementation of the M&A strategy brought about an increase in the net debt to equity ratio from 18.4% in Q2 2006 to 37.9% in Q2 2007 (average values).
- Implementation of the OPTIMA savings programme (in place since 2006) yielded tangible cost efficiencies of PLN 133m, with the largest savings of PLN 63m and PLN 37m achieved in the Refining and Retail, respectively.
- The Parent Company's fixed costs moved down by 1.4% in Q2 2007 over Q2 2006.

Financial Highlights

Q2/07	Q1/07	*q/q +/- (%)*	Q2/06	*y/y +/- (%)*	PLN million, unless stated other
836	14	*5 871,4*	905	*-7,6*	*Refining*
349	370	*-5,7*	223	*56,5*	*Petrochemicals*
69	83	*-16,9*	34	*102,9*	*Chemicals*
186	108	*72,2*	76	*144,7*	*Retail*
-1	-64	*-98,4*	8	*-112,5*	*Other*[1]
-147	-136	*8,1*	-67	*119,4*	*Unallocated*[2]
1 292	375	*244,5*	1 179	*9,6*	**EBIT**
0	*-75*	-	0	-	*Non-recurring events*[3]
0	*-63*	-	*0*	-	*Refining*
0	*0*	-	*0*	-	*Petrochemicals*
0	*0*	-	*0*	-	*Chemicals*
0	*0*	-	*0*	-	*Retail*
0	*-1*	-	*0*	-	*Other*[1]
0	*-11*	-	*0*	-	*Unallocated*[2]
1 292	450	*187,1*	1 179	*9,6*	**Clean EBIT**[3]
1 874	995	*88,4*	1 644	*14,0*	**EBITDA**
1 874	1 070	*75*	1 644	*14,0*	**Clean EBITDA**[3]
1 189	140	*749,3*	943	*26,1*	**Net profit**
1 110	49	*2165,3*	870	*27,6*	**Profit attributable to equity holders of the parent**
1 110	113	*882,3*	870	*27,6*	**Clean profit attributable to equity holders of the pa**
1 314	594	*121,1*	1 684	*-22,0*	**Net cash provided by (used in) operating activities**
13,8	4,0	*245,0*	15,8	*-12,7*	**ROACE (%)** [4]
37,9	39,2	*-3,3*	18,4	*106,0*	**Net debt to equity ratio (%)** [5]
2,60	0,12	*2156,1*	2,03	*27,6*	**EPS**
2,60	0,26	*883,5*	2,03	*27,6*	**Clean EPS**
0,00	0,00	-	0,00	-	**Dividend per share**

1) PKN ORLEN's companies responsible for utilities, employee-related services and maintenance.

2) Includes the PKN Corporate Centre and companies not included in the segments specified above.

3) Non-recurring events: provision for general economic risk and revaluation of the Mazeikiu Group's non-current assets

4) ROACE = operating profit after tax / average capital employed (equity + net debt).

5) Calculated based on the average values of the balance-sheet items.

Macroeconomic Factors

Q2/07	Q1/07	*q/q +/- (%)*	Q2/06	*y/y +/- (%)*	
8,03	4,99	*60,9*	5,65	*42,1*	**Average refining margin[1] (USD/bbl)**
3,87	3,38	*14,5*	4,83	*-19,9*	**Ural/Brent differential (USD/bbl)**
68,76	57,79	*19,0*	69,60	*-1,2*	**Average price of Brent crude (USD/bbl)**
2,82	2,97	*-5,1*	3,14	*-10,2*	**Average PLN/USD exchange rate[2]**
3,80	3,89	*-2,3*	3,95	*-3,8*	**Average PLN/EUR exchange rate [2]**
684,57	692,15	*-1,1*	566,03	*20,9*	**Average margin on ethylene (USD/t)**
629,98	645,01	*-2,3*	513,55	*22,7*	**Average margin on propylene (USD/t)**

1) Calculated on the basis of the algorithm: products (88.36%) vs. Brent Dtd (100%).
Products include: gasoline (25.21%), diesel fuel (23.20%), naphta (16.51%), light fuel oil (15.31%), heavy fuel oil (5.44%) and Jet (2.69%).

(Source: CIF NWE quotations, except for HSFO FOB ARA).

2) Source: National Bank of Poland.

Segment Information

Market Overview

In Q2 2007, the average price of crude oil stood at USD 68.76 per barrel and was lower by USD 0.84 per barrel (or 1.2%) year on year. The decline in crude oil prices went hand in hand with a reduction of the URAL/Brent differential by 20.0%, from USD 4.83 per barrel in Q2 2006 to USD 3.87 per barrel in Q2 2007. In Q2 2007, the average commodity price of gasoline was USD 755.66 per tonne and was higher by USD 32.30 per tonne (or 4.5%) on Q2 2006. Downward trends were seen in the prices of diesel fuel, Ekoterm and JET A-1 fuel, which declined by 3.4%, 3.8% and 2.5% to USD 632.93 per tonne, USD 604.78 per tonne, USD 674.41 per tonne, respectively.

The crack margins on gasoline went up by 18.7%, to USD 235.72 per tonne. In Q2 2007, year-on-year falls were recorded in margins on diesel fuel (13.3% drop to USD 113.0 per tonne), Ekoterm (18.0% drop to USD 84.85 per tonne), and JET A-1 fuel (7.6% drop to USD 154.47 per tonne). Q2 2007 saw increases in crack margins on benzene (64.3%), ethylene (20.9%), propylene (22.7%), phenol (31.0%), butadiene (46.7%), acetone (27.1%), paraxylene (23.8%) and ortoxylene (43.3%). A negative margin of USD -107.99 per tonne was recorded on glycol (relative to USD -101.9 per tonne in Q2 2006).

As far as the exchange rates are concerned, in Q2 2007 the euro and the dollar weakened by 3.8% (from 3.95 PLN/EUR in Q2 2006 to 3.80 PLN/EUR in Q2 2007) and by 10.2% (from 3.14 PLN/USD in Q2 2006 to 2.82 PLN/USD in Q2 2007), respectively.

According to estimates by Nafta Polska S.A. and Agencja Rynku Energii S.A., the domestic consumption of fuels (including gasoline, diesel fuel and light fuel oil) grew by approximately 63 thousand tonnes (or 1.8%) in Q2 2007 compared with Q2 2006, and reached 3,539 thousand tonnes. In the period under review, the consumption of gasoline increased to 1,033 thousand tonnes (or by 3.4%), and of diesel fuel to 2,255 thousand tonnes (or by 6.9%). A significant decrease was recorded in the consumption of light fuel oil, down by 117 thousand tonnes (or 31.8%) in Q2 2007 compared with the corresponding period of the previous year.

According to the Gdańsk Institute for Market Economics (IBnGR), for the first time in the last two years Poland's economic growth rate recorded in the second quarter of the year was slower than in the first quarter. This,

however, cannot be interpreted as an end of favourable economic conditions. IBnGR estimates the GDP growth rate in Q2 2007 at 5.8% year on year. Taking into account factors of seasonal nature, the GDP grew by 1.4% relative to the previous quarter. The key driver of the economic growth in Q2 2007 was invariably domestic demand (growth rate of 7.5% as estimated by IBnGR).

In Q1 2007, consumer prices grew by 2.2% over the end of 2006, while in Q1 2006 consumer prices increased by 1.0% compared with the end of 2005. According to IBnGR, the average Q2 growth rate of consumer prices was 2.4%.

The strong economic growth over the last few quarters contributed to further improvement in the situation on the labour market. At the end of Q2 2007, the unemployment rate stood at 12.4%, and was 2 pps and 3.6 pps lower relative to the end of Q1 2007 and Q2 2006, respectively.

Refining (Production and Wholesale)

Refining (Production and Wholesale)	6 months ended June 30 2007		3 months ended June 30 2007		6 months ended June 30 2006		3 months ended June 30 2006		% change 6 months	
Results according to IFRS	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**U: '0**
Revenue, including:	**23,632,877**	**8,162,215**	**13,148,384**	**4,660,069**	**18,470,517**	**5,838,449**	**10,023,884**	**3,194,151**	**27.9%**	**3!**
Sales to third parties	15,293,317	5,281,936	8,630,931	3,058,987	11,936,788	3,773,166	6,794,912	2,165,226	28.1%	4
Intra-company sales	8,339,560	2,880,279	4,517,453	1,601,082	6,533,729	2,065,283	3,228,972	1,028,925	27.6%	3
Segment's costs	**-22,727,405**	**-7,849,487**	**-12,293,912**	**-4,357,226**	**-17,460,431**	**-5,519,165**	**-9,116,864**	**-2,905,125**	**30.2%**	**4:**
Other operating income	98,671	34,079	44,054	15,614	65,910	20,834	30,435	9,698	49.7%	6
Other operating expenses	-153,563	-53,037	-62,293	-22,078	-65,217	-20,615	-32,757	-10,438	135.5%	15
Segment's profit/loss*	**850,580**	**293,769**	**836,233**	**296,379**	**1,010,779**	**319,503**	**904,698**	**288,286**	**-15.8%**	**-(**
Sales to third parties (thousand tonnes)	8,939		4,831		6,326		3,676		41.3%	

**) The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group level.*

The major companies of the Refining segment are: PKN ORLEN S.A, Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., the wholesale business of the Regional Market Operators (ORLEN PetroCentrum Sp. z o.o., ORLEN Morena Sp. z o.o., ORLEN PetroProfit Sp. z o.o., ORLEN PetroTank Sp. z o.o., ORLEN PetroZachód Sp. z o.o.), ORLEN Petrogaz Plock Sp. z o.o., ORLEN Asfalt Sp. z o.o., ORLEN Oil Sp. z o.o., and the companies belonging to the Unipetrol Group of the Czech Republic: Paramo a.s., Unipetrol Rafinerie a.s., and Ceska Rafinerska a.s. Beginning from Q1 2007, the production and wholesale operations of the Mazeikiu Group have also been included in the segment.

In Q2 2007, the segment's revenue grew by 31.2% year on year. The main driver behind this growth were larger sales volumes of the segment's core products: the sales of diesel fuel went up by 452.4 thousand tonnes (29.4%) in volume terms and PLN 757,894 thousand (25.2%) in value terms, and the total sales of gasoline grew by 450.5 thousand tonnes (63.3%) in volume terms and PLN 896.4 thousand (54.2%) in value terms. Higher sales of gasoline and diesel fuel at PKN ORLEN S.A. were mainly attributable to higher annual contracts concluded with key customers, winning new network and key customers, and the first-time consolidation of the Mazeikiu Refinery. In addition, higher sales of diesel fuel were driven by sales to the Lotos Group and Shell effected by the buyers to replenish their mandatory reserves, and by fuels swaps with Slovnaft. LPG sales improved by 69.6 thousand tonnes (99.5%) after Orlen Gaz Sp. z o.o. took over a part of the market from competitors, selling LPG imported from the Mazeikiu Refinery. The increase in bitumen sales (by 9.1 thousand tonnes, or 3.2%) results from the first-time consolidation of the Mazeikiu Refinery. In the quarter under review, the domestic market demonstrated lower demand for road bitumens, primarily due to the lack of new projects. On the other hand, higher sales of fuel oil III in Q2 2007 were mainly due to new environmental protection regulations (effective as of January 2007) providing for the possibility of using fuel oils with the sulphur content over 1% and the inclusion of the Mazeikiu Refinery companies in consolidation as of the beginning of 2007. In addition to the change in environmental protection regulations, higher sales of fuel oil III were also driven by the absence of planned collection of vacuum residue by Orlen Asfalt. Another negative factor was a low hydrogen supply which led to an earlier overhaul shutdown of that unit, originally scheduled for September (lower output of the HOG unit results in higher content of heavy vacuum distillates, and as their collection by Orlen Asfalt Sp. z o.o. is limited, they must by used for production of fuel oil III). In Q2 2007, the Ekoterm light fuel oil and base oils were the only products whose sales volumes continued to decline, decreasing by 96.9 thousand tonnes (or 31.9%) and 7.2 thousand tonnes (or 31.3%). The lower sales of light fuel oil are due to the use of oil stocked up before the heating season by customers buying this product.

In Q2 2007, the segment's costs increased by 34.8%, which followed mainly from higher sales by the Group companies and the first-time consolidation of the Mazeikiu Group companies. The latter increased the Group's costs by PLN 3,442m.

The operating result of PLN 836.2m versus PLN 904.7m in Q2 2006 was mainly affected by a 20.3% decrease

of the segment's EBIT (lower by PLN 148.2m). On the other hand, the consolidation of the Mazeikiu Refinery companies as of 2007 improved the segment's operating result by PLN 79.1m. The Q2 2007 operating result was negatively affected by the macroeconomic factors. The quarter saw a decrease in margin on refinery products (diesel fuel, Ekoterm, and Jet fuel) and an increase in margins on gasoline and fuel oil III. The total effect of the margins on the operating result of the Parent Company was PLN 21m and was achieved only thanks to the higher margins on gasoline. Another factor with a significant bearing on the Q2 2007 result was the over 10% appreciation of the zloty against the dollar which reduced the sector's EBIT by (-) PLN 114m. The same effect on the result had a decrease in the Ural/Brent differential, which drew the Parent Company's EBIT down by (-) PLN 75m.

In Q2 2007, the companies of the Unipetrol Group contributed PLN 95m to the segment's result, which represents a PLN 5.7m decrease year on year.

In Q2 2007, the implementation of the OPTIMA Programme generated savings of PLN 63,271 thousand for the segment.

In Q2 2007, the expenditure on property, plant and equipment and intangible assets grew by PLN 271,571 thousand relative to Q2 2006. Expenditure incurred by the Mazeikiu Refinery in Q2 2007 and allocated to the segment amounted to PLN 218,767 thousand.

Refining (Retail)

Refining (Retail)	6 months ended June 30 2007		3 months ended June 30 2007		6 months ended June 30 2006		3 months ended June 30 2006		% change 6 months	
Results according to IFRS	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USI '00**
Revenue, including:	**7,629,212**	**2,634,942**	**4,205,888**	**1,490,657**	**6,917,333**	**2,186,538**	**3,801,117**	**1,211,241**	**10.3%**	**20.**
Sales to third parties	7,615,595	2,630,239	4,199,086	1,488,246	6,897,269	2,180,196	3,790,971	1,208,008	10.4%	20.
Intra-company sales	13,617	4,703	6,802	2,411	20,064	6,342	10,146	3,233	-32.1%	-25.
Segment's costs	**-7,329,632**	**-2,531,475**	**-4,013,293**	**-1,422,397**	**-6,894,143**	**-2,179,208**	**-3,751,197**	**-1,195,334**	**6.3%**	**16.**
Other operating income	45,212	15,615	6,925	2,454	81,877	25,881	39,033	12,438	-44.8%	-39.
Other operating expenses	-50,521	-17,449	-13,562	-4,807	-22,502	-7,113	-12,808	-4,081	124.5%	145.
Segment's profit/loss*	**294,271**	**101,634**	**185,958**	**65,907**	**82,565**	**26,098**	**76,145**	**24,264**	**256.4%**	**289.**
Sales to third parties (thousand tonnes)	2,167		1,114		1,931		1,014		12.2%	

*) *The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group level*

The operations of the following companies were classified as belonging to the retail segment: PKN ORLEN S.A., ORLEN Deutschland GmbH, ORLEN PetroProfit Sp. z o.o., ORLEN PetroCentrum Sp. z o.o., ORLEN PetroZachód Sp. z o.o. and Benzina a.s. of the Czech Unipetrol Group. Beginning from Q1 2007, the retail operations of the Mazeikiu Group have also been included in the segment.

In Q2 2007, the segment's revenue increased by PLN 404,771 thousand, or 10.6%, year on year. The growth in revenue was driven by significantly higher sales volumes, which increased by 99 thousand tonnes, or 9.8%. In Q2 2007, sales of diesel fuel, 20.4% higher compared with Q2 2006, accounted for a very large share of retail sales. The higher sales volume of diesel fuel was accompanied by higher sales revenue (up by PLN 105,290 thousand). Sales of gasoline, both in volume and in value terms, remained stable relative to Q2 2006 (a drop by 0.5% to 517 thousand tonnes and an increase by 0.1% to PLN 2,103 thousand respectively). Favourable trends were also seen in the sales volume of LPG: LPG sales rose by 25.4% to 67 thousand tonnes in volume terms, and by PLN 34,260 thousand in value terms. The favourable LPG sales trends were driven by market developments connected with the increasing number of LPG-fuelled cars and a higher number of LPG units available at service stations. The segment's sales volume growth in Q2 2007 was driven by very strong product sales at the Parent Company (up by 18.2%) and at Benzina (up by 20.6%), achieved mainly due to the implementation of the new market strategy, rebranding and strengthening of the brand image. Also ORLEN Deutschland, in spite of the negative trends in sales of fuels seen this year on the German market, recorded a strong sales growth of 5.8% resulting from incorporation in its network of 30 service stations acquired from BP.

The segment's operating profit for Q2 2007 reached PLN 185,958 thousand, against PLN 76,145 thousand in Q2 2006. In Q2 2007, the Parent Company's profit in the segment amounted to PLN 176m, compared with PLN 61m in Q2 2006. The higher volume of the Parent Company's retail sales of engine fuels contributed PLN 40m to the growth of its EBIT, whereas increase in sales of non-fuel goods and services increased its operating profit by PLN 14m. However, in Q2 2007, the retail margins on gasoline and LPG dropped year on year, by 2.8% and 18.8%, respectively, whereas the margins on diesel fuel went up only slightly (by 0.1%). Overall, the trends in retail margins led to a PLN 8m decline in the Parent Company's EBIT.

The savings achieved by the segment thanks to the OPTIMA Programme in Q2 2007 amounted to PLN 36,951 thousand.

In Q2 2007, expenditure on property, plant and equipment and intangible assets increased year on year by PLN 10,717 thousand, to PLN 91,305 thousand. Expenditure incurred by the Mazeikiu Refinery in Q2 2007 and allocated to the segment amounted to PLN 959 thousand.

Petrochemicals

Petrochemicals	6 months ended June 30 2007		3 months ended June 30 2007		6 months ended June 30 2006		3 months ended June 30 2006		% change 6 months	
Results according to IFRS	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**US '0(**
Revenue, including:	**6,873,926**	**2,374,085**	**3,560,323**	**1,261,855**	**6,185,550**	**1,955,225**	**2,998,246**	**955,403**	**11.1%**	**21.**
Sales to third parties	4,878,082	1,684,770	2,526,262	895,361	4,348,129	1,374,424	2,101,141	669,537	12.2%	22
Intra-company sales	1,995,844	689,315	1,034,061	366,493	1,837,421	580,801	897,105	285,866	8.6%	18
Segment's costs	**-6,030,639**	**-2,082,834**	**-3,153,015**	**-1,117,496**	**-5,648,704**	**-1,785,530**	**-2,772,456**	**-883,454**	**6.8%**	**16.**
Other operating income	28,886	9,977	15,329	5,433	45,636	14,425	12,098	3,855	-36.7%	-30
Other operating expenses	-153,918	-53,159	-73,962	-26,214	-44,275	-13,995	-14,987	-4,776	247.6%	279
Segment's profit/loss*	**718,255**	**248,068**	**348,675**	**123,578**	**538,207**	**170,125**	**222,901**	**71,028**	**33.5%**	**45.**
Sales to third parties (thousand tonnes)	1,555		790		1,425		632		9.1%	

**) The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group level*

Starting from 2006, the Petrochemicals segment has been divided into two areas of operations: Petrochemicals and Chemicals. The new Petrochemicals segment comprises petrochemical operations of the following companies: PKN ORLEN S.A., Etylobenzen Sp. z o.o., Chemopetrol a.s., Kaucuk a.s. and Unipetrol Trade a.s. (subsidiaries of Unipetrol a.s.), the petrochemicals business of ORLEN PetroZachód Sp. z o.o., and Basell Orlen Polyolefins Sp. z o.o.

Over Q2 2007, the segment's revenue grew by PLN 562,077 thousand (18.7%) in comparison with the corresponding period of 2006. The increase was driven by higher selling prices of the particular products coupled with a rise in the sales volumes of the segment's key products, such as ethylene (up by 23%), propylene (up by 12.8%), phenol (up by 25.9%) and paraxylene (up by 39.6%). Apart from the favourable market situation, the higher sales volumes of these products were achieved to a large extent due to the Czech companies' sales to third parties. At the same time, in Q2 2007 the volumes of polyethylene and polypropylene sold dropped, respectively, by 10.6% and 1.5%, as a result of technical problems and the polyethylene production process (HDPE) stoppage at Chemopetrol a.s. The factor which contributed to lower sales of polypropylene was the limitation of export sales by Basell Orlen Polyolefins Sp. z o.o., connected with the fact that for quite a long time the BOP unit remained Basell's only installation in Europe producing polypropylene, and BOP would halt product releases in order to built up its stock to the level required by the company's general policy.

In Q2 2007, the segment generated a profit of PLN 348,675 thousand, relative to PLN 222,901 thousand posted in Q2 of the previous year. The segment's results were largely driven by the favourable conditions which have prevailed on the market since the beginning of 2007 and the related widening of the margins on most of the petrochemical products. The effect of higher margins is particularly visible in the results achieved in the segment by PKN ORLEN S.A. and Basell Orlen Polyolefins Sp. z o.o., whose operating profits allocated to the petrochemicals segment went up, respectively, by 179.9% and 125.6%, reaching PLN 152.2m and PLN 45.8m, respectively. Concurrently, the companies of the Unipetrol a.s. Group generated a profit which was slightly (1.0%) lower than their Q2 2006 result.

The implementation of the OPTIMA programme generated segment-wide savings of PLN 966 thousand in Q2 2007.

In the same period, the expenditure on property, plant and equipment and intangible assets fell by PLN 1,567 thousand relative to Q2 2006, totalling PLN 61,120 thousand.

Chemicals

Chemicals	6 months ended Jun 30 2007		3 months ended Jun 30 2007		6 months ended Jun 30 2007		3 months ended Jun 30 2007		% change 6 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**1,457,204**	**503,282**	**720,236**	**255,267**	**1,289,817**	**407,705**	**631,608**	**201,264**	**13.0%**	**23.4%**
Sales to third parties	1,372,527	474,037	640,378	226,964	1,214,032	383,750	629,065	200,454	13.1%	23.5%
Intra-company sales	84,677	29,245	79,858	28,303	75,785	23,955	2,543	810	11.7%	22.1%
Segment's costs	**-1,308,734**	**-452,005**	**-652,497**	**-231,259**	**-1,216,226**	**-384,444**	**-607,746**	**-193,661**	**7.6%**	**17.6%**
Other operating income	7,398	2,555	2,958	1,048	17,888	5,654	10,323	3,289	-58.6%	-54.8%
Other operating expenses	-4,544	-1,569	-2,197	-779	-5,554	-1,756	-87	-28	-18.2%	-10.6%
Segment's profit/loss*	**151,324**	**52,264**	**68,500**	**24,278**	**85,925**	**27,161**	**34,098**	**10,865**	**76.1%**	**92.4%**
Sales to third parties (thousand tonnes)	855		386		953		463		-10.3%	

*) *The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group level.*

Starting from 2006, the Petrochemicals segment has been divided into two areas of operations: Petrochemicals and Chemicals. The new Chemicals segment comprises the related operations of the following companies: Zaklady Azotowe Anwil S.A., Spolana a.s. and ORLEN PetroProfit Sp. z o.o. In Q4 2006, Zaklady Azotowe Anwil S.A. concluded a purchase agreement with Unipetrol a.s. whereby it acquired Unipetrol's stake in Spolana a.s., representing 81.8% of that company's share capital. The aggregate price for the acquired shares amounted to *ca.* PLN 88m and was paid by ANWIL with internally generated cash.

In Q2 2007, the segment recorded an increase in revenue, which went up by PLN 88,628 thousand (14.0%) year on year. The increase was due primarily to higher selling prices of the main products of the segment. In the period under review, an increase was recorded in the prices of ammonium nitrate, PVC and PVC granulate by 3.6%, 1.4% and 7.7%, respectively.

The sales volumes of granulates and PVC remained high, reaching 81 thousand tonnes, with a record-breaking sales of the products in Q2 2006 exceeding 106 thousand tonnes. It is the effect of the continued upswing in the investment goods sector, the construction season and the repair shutdowns at PVC producers in Europe. The situation on the Turkish market also improved, with higher shipments to that market relative to the previous months. The sales volumes of fertilisers (Canwil, ammonium nitrate) remained largely unchanged at 197 thousand tonnes and were a consequence of the significant demand for fertilisers in Poland in Q2 2007 and the additional exports of fertilisers to Ireland. The sales of caustic soda grew relative to Q2 2006 by 2.2 thousand tonnes, or 26.4%; however, a gradual saturation of the caustic soda market can be noticed. Another factor worth mentioning was the buoyant state of the caprolactam market and the continued strong sales of the product despite the emergency shutdown at Spolana in the first half of June 2007.

The combined favourable effect of the above factors was reflected in the performance of the Anwil Group, whose operating profit in Q2 2007 rose by PLN 28m year on year, reaching PLN 69m.

In Q2 2007, the expenditure on property, plant and equipment and intangible assets was reduced by PLN 18,470 thousand year on year. In the same period, the implementation of the OPTIMA programme generated segment-wide savings of PLN 14,240 thousand.

Other Activities

Other activities	6 months ended Jun 30 2007		3 months ended Jun 30 2007		6 months ended Jun 30 2007		3 months ended Jun 30 2007		% change 6 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**1,005,043**	**347,117**	**503,474**	**178,442**	**1,004,179**	**317,417**	**493,829**	**157,361**	**0.1%**	**9.4%**

Sales to third parties	467,000	161,290	221,640	78,554	478,969	151,400	228,449	72,796	-2.5%	6.5%
Intra-company sales	538,043	185,827	281,834	99,888	525,210	166,017	265,380	84,564	2.4%	11.9%
Segment's costs	**-1,045,680**	**-361,152**	**-493,153**	**-174,784**	**-944,808**	**-298,650**	**-486,604**	**-155,058**	**10.7%**	**20.9%**
Other operating income	14,325	4,948	701	248	14,674	4,638	5,878	1,873	-2.4%	6.7%
Other operating expenses	-38,273	-13,219	-11,855	-4,202	-17,629	-5,572	-5,587	-1,780	117.1%	137.2%
Segment's profit/loss*	**-64,585**	**-22,306**	**-833**	**-295**	**56,416**	**17,833**	**7,516**	**2,395**	**-214.5%**	**-225.1%**
Sales to third parties (thousand tonnes)	78		36		47		21		66.0%	

**) The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group level.*

Apart from the companies engaged in the production of energy and provision of services to PKN ORLEN S.A., the Other Activities segment includes a number of undertakings which were spun off, mainly as a result of the Group restructuring. Starting from Q1 2007, the segment has been expanded to include other business of the Mazeikiu Refinery.

In Q2 2007, the segment sustained a loss of (-)PLN 833 thousand, as opposed to the operating profit of PLN 7,516 thousand achieved in Q2 2006. The major contributing factor was the operations of the Mazeikiu Refinery Group in this segment, which in Q2 2007 posted losses of (-)PLN 66,642 thousand. The other two major companies of the Other Activities segment, PKN ORLEN S.A. and Unipetrol a.s., improved their performance in the segment in Q2 2007 relative to Q2 2006 by PLN 42,466 thousand and PLN 25,339 thousand, respectively.

In Q2 2007, the implementation of the OPTIMA programme generated savings of PLN 17,492 thousand for the segment.

In the same period, the expenditure on property, plant and equipment and intangible assets grew by PLN 38,580 thousand compared with Q2 2006. In Q2 2007, the expenditure of the Mazeikiu Refinery allocated to the Other Activities segment amounted to PLN 2,752 thousand.

Financial Overview

Income Statement

In Q2 2007, total sales revenue increased by PLN 2,673,759 thousand (or 19.7%) year on year, to PLN 16,218,297 thousand. The increase is a combined effect of changes in sales values and volumes in the Company's core business segments. The highest sales increases were recorded in the Wholesale, where sales to third parties increased by PLN 1,836,019 thousand (or 27.0%) year on year, and in the Petrochemicals, where sales to third parties increased by PLN 425,121 thousand (or 20.2%) year on year. The only segment where a drop in sales was recorded is the Other Activities, where the turnover was PLN 221,640 thousand in Q2 2007 and was 3.0% year on year.

Following the increase in total sales revenue, the operating expenses attributable to the core business went up by PLN 2,201,633 thousand (or 19.2%). The growth of operating expenses, slower than that of revenues, contributed to an increase in gross profit on sales, which stood at PLN 2,533,957 thousand in Q2 2007, that is 22.9% up year on year.

Moreover, in Q2 2007, selling costs grew by PLN 151,379 thousand, or 24.1%, year on year, while general and administrative expenses went up by PLN 77,691 thousand, or 26.6%. The increases in both items were driven mainly by the consolidation of the Mazeikiu Refinery. The Mazeikiu Refinery's selling costs and general and administrative expenses amounted to PLN 96,226 thousand and PLN 53,669 thousand, respectively, in Q2 2007.

In Q2 2007, compared with Q2 2006, the Group's other operating income decreased by PLN 32,812 thousand, (or 29.0%) while its other operating expenses went up by PLN 97,679 thousand (or 130.3%). The increase in other operating expenses is mainly attributable to revaluation of tangible assets at Unipetrol (PLN 58,511 thousand). The changes described brought about a loss of PLN 92,266 thousand on other operating activities in Q2 2007.

In Q2 2007, EBITDA stood at PLN 1,873,349 thousand, that is by PLN 229,678 thousand higher than in Q2 2006. EBIT was PLN 1,291,717 thousand in Q2 2007, that is PLN 112,565 thousand higher year on year.

In Q2 2007, financial income was PLN 221,860 thousand, up by PLN 144,081 thousand on Q2 2006. Over the same period, the Group recorded a decrease of PLN 52,281 thousand in financial expenses. Consequently, in Q2 2007 the Group recorded a gain on financing activities in the amount of PLN 115,640 thousand vs. a loss of PLN 80,722 thousand in Q2 2006. The recorded gain on financing activities is principally attributable to changes in foreign exchange rates. In Q2 2007, a significant appreciation of the Polish zloty was observed, with the resulting high foreign exchange gains significantly increasing financial income – by PLN 160,827 thousand.

In Q2 2007, the share in net profit of the Group undertakings valued with the equity method stood at PLN 70,430 thousand, compared with PLN 52,433 thousand in Q2 2006.

Corporate income tax amounted to PLN 288,974 thousand in Q2 2007, up by PLN 81,149 thousand on Q2 2006.

These factors contributed to net profit of PLN 1,188,813 thousand in Q2 2007, up by PLN 245,775 thousand on Q2 2006.

Balance Sheet

As at the end of Q2 2007, the Group had total assets of PLN 45,886,855 thousand, up by 1.0% relative to December 31st 2006. Over the same period, non-current assets fell by PLN 694,474 thousand (2.5%), to PLN 26,966,324 thousand, primarily due to a PLN 612,815 thousand decrease in the value of property, plant and equipment (2.4%), a PLN 122,181 thousand (19.7%) decrease in goodwill, and a drop in shares in the undertakings consolidated with the equity method (down by PLN 96,064 thousand or 13.4%). The decrease was offset by the fact that other non-current assets rose by PLN 129,350 thousand (111.0%) relative to December 31st 2006. Current assets grew from PLN 17,758,286 thousand as at December 31st 2006 to PLN 18,900,531 thousand as at the end of Q2 2007. The increase in current assets was driven mainly by higher inventories and trade and other receivables (PLN 1,164,715 thousand or 15.7%, and PLN 476,053 thousand or 7.6%, respectively). The Group also recorded a significant drop in the value of income tax liability – by PLN 215,079 thousand (85.0%), and other financial assets –by PLN 223,201 thousand (73.91%). Compared with the value as at the end of 2006, working capital (current assets minus current liabilities) grew from PLN 2,879,908 thousand to PLN 3,819,252 thousand.

As at the end of Q2 2007, the Group's total equity stood at PLN 22,238,529 thousand, and was higher by

PLN 655,966 thousand (or 3.0%) than as at the end of 2006, primarily thanks to an increase in retained profit of PLN 1,170,870 thousand. A factor with a negative bearing on the equity was currency-translation differences on subordinated undertakings of PLN 534,282 thousand. Non-current liabilities amounted to PLN 8,547,047 thousand, that is PLN 411,096 thousand less than as at the end of 2006, mainly owing to decreases in loans and borrowings and deferred tax liability (by PLN 300,849 thousand and PLN 65,440 thousand, respectively). Current liabilities were up from PLN 14,878,378 thousand as at December 31st 2006 to PLN 15,081,279 thousand as at June 30th 2007. Under current liabilities, significant increases were recorded in trade and other payables (PLN 846,705 thousand or 10.3%) while liabilities under current loans and borrowings and other financial liabilities went down by PLN 140,160 thousand (or 3.3%) and PLN 475,740 thousand (or 36.2%), respectively. The Group's external debt (loans and borrowings) amounted to PLN 10,048,096 thousand as at June 30th 2007, down by PLN 441,009 thousand relative to the end of 2006.

Cash flow

In Q2 2007, net cash provided by operating activities stood at PLN 1,314,279 thousand, down by PLN 370,013 thousand relative to Q2 2006. The decrease in net cash provided by operating activities in Q2 2007 was primarily due to the freezing of the financial resources in inventories (inventories increased by PLN 1,437,465 thousand, whereas in Q2 2006 they went up by PLN 365,177 thousand). Concurrently, net cash provided by operating activities was positively affected by the PLN 245,775 thousand year-on-year increase in net profit in Q2 2007, as well as by positive trends in the balances of liabilities and accruals (in Q2 2007, increase in liabilities and accruals boosted net cash by PLN 1,426,498 thousand, and in Q2 2006 – by PLN 1,093,630 thousand).

In Q2 2007, net cash used in investing activities stood at (-)PLN 433,662 thousand, and was PLN 147,547 thousand higher compared with the second quarter of the previous year. Net cash used in investing activities in Q2 2007 was negatively affected by expenditure on property, plant and equipment, which amounted to (-)PLN 737,449 thousand (against (-)PLN 270,421 thousand in Q2 2006), and positively affected by the disposal of short-term securities worth PLN 148,869 thousand (PLN 25,828 thousand in Q2 2006) and higher interest and dividends received, which totalled PLN 138,469 thousand (in Q2 2006, interest and dividends received amounted to PLN 9,890 thousand).

In Q2 2007, net cash used in financing activities amounted to (-)PLN 1,019,284 thousand, compared with (-)PLN 974,242 thousand in the same period of the previous year. The higher negative net balance on financing activities in 2007 is connected with higher repayments of contracted loans and borrowings (PLN 1,566,450 thousand in Q2 2007 compared with PLN 1,295,393 in Q2 2006), higher amount of interest paid (PLN 233,948 thousand) and redemption of debt securities for PLN 88,843 thousand. The negative effect of those cash flows was mitigated by the inflow of cash from long- and short-term loans and advances, totalling PLN 871,282 thousand (compared with 368,470 thousand in Q2 2006).

The joint effect of all the cash flows discussed above was an increase in cash as at June 30th 2007 by PLN 1,063,944 thousand compared with June 30th 2006, to PLN 2,254,585 thousand.

PKN ORLEN SA
SEC File
82-5036

APPENDIX I

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENTS
for the periods of 6 and 3 months ended June 30th 2007 and June 30th 2006 (PLN '000)

ITEM	6 months ended June 30th 2007 (unaudited)	3 months ended June 30th 2007 (unaudited)	6 months ended June 30th 2006 (unaudited)	3 months ended June 30th 2006 (unaudited)
Revenue from sales of products	29,420,065	15,655,785	24,035,951	13,228,85
Excise tax and other charges	-7,224,296	-3,748,975	-5,847,681	-3,084,03
Net revenue from sales of products	**22,195,769**	**11,906,810**	**18,188,270**	**10,144,81**
Revenue from sales of goods for resale and materials	8,651,354	5,046,480	7,315,799	3,837,87
Excise tax and other charges	-1,220,602	-734,993	-628,882	-438,15
Net revenue from sales of goods for resale and materials	**7,430,752**	**4,311,487**	**6,686,917**	**3,399,72**
Total sales revenue	**29,626,521**	**16,218,297**	**24,875,187**	**13,544,53**
Cost of products sold	-18,680,367	-10,009,917	-15,497,262	-8,321,43
Cost of goods for resale and materials sold	-6,769,176	-3,674,423	-6,046,321	-3,161,27
Cost of products, goods for resale and materials sold	-25,449,543	-13,684,340	-21,543,583	-11,482,70
Gross profit on sales	**4,176,978**	**,2,533,957**	**3,331,604**	**2,061,83**
Selling costs	-1,526,527	-779,990	-1,274,414	-628,61
General and administrative expenses	-766,612	-369,984	-538,483	-292,29
Other operating income*	209,710	80,372	245,924	113,18
Other operating expenses	-427,070	-172,638	-169,373	-74,95
Gain on disposal of all or part of shares in subordinated undertakings	0	0	1,280	
Operating profit	**1,666,479,**	**1,291,717**	**1,596,538**	**1,179,15**
Financial income	269,607	221,860	224,761	77,77
Financial expenses *	-366,681	-106,220	-326,746	-158,50
Net financial income/expenses	**-97,074**	**115,640**	**-101,985**	**-80,72**
Share in net profit/loss of undertakings valued with equity method	123,632	70,430	99,185	52,43
Profit before tax	**1,693,037,**	**1,477,787**	**1,593,738**	**1,150,86**
Corporate income tax	363,795	-288,974	-277,901	-207,82
Net profit	**1,329,242,**	**1,188,813,**	**1,315,837**	**943,03**
including:				
Net profit (loss) attributable to minority interests	170,027	78,799	97,897	72,80
Net profit attributable to equity holders of the Parent Company	**1,159,215,**	**1,110,014,**	**1,217,940**	**870,23**

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
as at June 30th 2007 and December 31st 2006
(PLN '000)

ITEM	Jun 30 2007 (unaudited)	Dec 31 2006	% change
ASSETS			
Non-current assets			
Property, plant and equipment	24,586,866	25,199,681	-2.4%
Intangible assets	497,602	619,783	-19.7%
Goodwill	140,184	143,704	-2.4%
Financial assets	544,134	570,932	-4.7%
Shares in undertakings consolidated with equity method	620,239	716,303	-13.4%
Loans granted	20,709	5,272	292.8%
Deferred tax asset	186,337	165,928	12.3%
Investment property	32,758	34,925	-6.2%
Perpetual usufruct right to land	91,597	87,722	4.4%
Other non-current assets	245,898	116,548	111.0%
Total non-current assets	**26,966,324**	**27,660,798**	**-2.5%**
Current assets			
Inventories	8,563,571	7,398,856	15.7%
Trade and other receivables	6,769,725	6,293,672	7.6%
Income taxes receivable	37,962	253,041	-85.0%
Current financial assets	10,538	7,424	41.9%
Prepayments and accrued income	149,735	121,358	23.4%
Cash	2,254,585	2,351,320	-4.1%
Other financial assets	78,806	302,007	-73.9%
Assets held for sale	1,035,609	1,030,608	0.5%
Total current assets	**18,900,531**	**17,758,286**	**6.4%**
Total assets	**45,866,855**	**45,419,084**	**1.0%**
LIABILITIES			
Equity			
Share capital	534,636	534,636	0.0%
Share capital revaluation adjustment	522,999	522,999	0.0%
Share capital*	**1,057,635**	**1,057,635**	**0.0%**
Share premium account	1,058,450	1,058,450	0.0%
Share premium revaluation adjustment	168,803	168,803	0.0%
Share premium account	**1,227,253**	**1,227,253**	**0.0%**
Hedging capital	56,473	8,506	563.9%
Currency-translation differences	- 512,279	22,003	-2428.2%
Retained profit, including:	17,706,413	16,535,543	7.1%
net profit attributable to equity holders of the parent	1,159,215	1,985,966	-41.6%
Equity (attributable to equity holders of the parent)	**19,535,495**	**18,850,940**	**3.6%**
Equity attributable to minority interests	2,703,034	2,731,623	-1.0%
Total equity	**22,238,529**	**21,582,563**	**3.0%**
Non-current liabilities			
Loans and borrowings	5,910,344	6,211,193	-4.8%
Provisions	807,434	814,192	-0.8%
Deferred tax liability	1,700,321	1,765,761	-3.7%
Other non-current liabilities	128,948	166,997	-22.8%
Total non-current liabilities	**8,547,047**	**8,958,143**	**-4.6%**

PKN ORLEN SA
SEC File
82-5036

Current liabilities

Trade and other payables and accruals	9,068,100	8,221,395	10.3%
Provisions	691,374	734,027	-5.8%
Income tax expense	113,903	106,261	7.2%
Loans and borrowings	4,137,752	4,277,912	-3.3%
Deferred income	47,121	27,060	74.1%
Other financial liabilities	840,027	1,315,767	-36.2%
Liabilities directly related to assets classified as held for sale	183,002	195,956	-6.6%
Total current liabilities	**15,081,279**	**14,878,378**	**1.4%**
Total equity and liabilities	**45,866,855**	**45,419,084**	**1.0%**

* Share capital was restated in accordance with IAS 29.

APPENDIX III

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH-FLOW STATEMENTS
for the periods of 6 and 3 months ended June 30th 2007 and June 30th 2006
(PLN '000)

ITEM	6 months ended June 30th 2007 (unaudited)	3 months ended June 30th 2007 (unaudited)	6 months ended June 30th 2006 (unaudited)	3 months ended June 30th 2006 (unaudited)	% change 6 months	% change 3 months
Cash flows from operating activities						
Net profit	**1,329,242**	**1,188,813**	**1,315,837**	**943,038**	**13,405**	**245,775**
Adjustments:						
Share in net profit/(loss) of undertakings valued with equity method	-123,632	-70,430	-99,185	-52,433	-24,447	-17,997
Depreciation and amortisation	1,201,256	581,632	1,030,829	464,519	170,427	117,113
Net interest and dividends	241,459	106,225	83,030	19,387	158,429	86,838
Income tax expense	363,795	288,974	277,901	207,825	85,894	81,149
(Profit)/loss on investing activities	75,073	-31,616	-52,741	-8,929	127,814	-22,687
(Increase) in receivables	-663,227	-379,883	-1,123,563	-474,289	460,336	94,406
(Increase) in inventories	-1,286,584	-1,437,465	-600,352	-365,177	-686,232	-1,072,288
Increase in liabilities and accruals	1,123,398	1,426,498	593,265	1,093,630	530,133	332,868
(Decrease) in provisions	-60,252	-50,215	-61,130	-16,602	878	-33,613
Other adjustments	-151,577	-216,096	76,719	34,148	-228,296	-250,244
Income tax paid	-140,314	-92,158	-313,513	-160,825	173,199	68,667
Net cash provided by/ (used in) operating activities	**1,908,637**	**1,314,279**	**1,127,097**	**1,684,292**	**781,540**	**-370,013**

ITEM	6 months ended June 30th 2007 (unaudited)	3 months ended June 30th 2007 (unaudited)	6 months ended June 30th 2006 (unaudited)	3 months ended June 30th 2006 (unaudited)	% change 6 months	% change 3 months
Cash flows from investing activities						
Acquisition of property, plant and equipment and intangible assets	-1,427,602	-737,449	-791,923	-270,421	-635,679	-467,028
Disposal of property, plant and equipment and intangible assets	59,922	33,502	83,606	6,393	-23,684	27,109
Disposal of shares	6,775	5,077	80,428	3,656	-73,653	1,421
Acquisition of shares*	-488,868	-23,180	-33,927	-9,891	-454,941	-13,289
Acquisition of short-term securities	-11,349	-6,160	-95,718	-51,007	84,369	44,847
Disposal of short-term securities	251,142	148,869	56,038	25,828	195,104	123,041
Dividends and interest received	199,563	138,469	12,916	9,890	186,647	128,579
Loans (granted)/repaid	-16,613	-4,151	3,745	923	-20,358	-5,074
Other	5,554	11,361	-4,809	-1,486	10,363	12,847

Net cash provided by/

PKN ORLEN SA
SEC File
82-5036

(used in) investing activities	**-1,421,476**	**-433,662**	**-689,644**	**-286,115**	**-731,832**	**-147,547**

Cash flows from financing activities						
Increase in long- and short-term loans and borrowings	2,974,107	871,282	4,088,184	368,470	-1,114,077	502,812
Issue of debt securities	750,000	0	0	0	750,000	0
Repayment of long- and short-term loans and borrowings	-3,891,939	-1,566,450	-4,360,018	-1,295,393	468,079	-271,057
Redemption of debt securities	-88,843	-88,843	0	0	-88,843	-88,843
Interest paid	-314,623	-233,948	-88,436	-41,301	-226,187	-192,647
Other	-11,970	-1,325	-12,738	-6,018	768	4,693
Net cash provided by/ (used in) financing activities	**-583,268**	**-1,019,284**	**-373,008**	**-974,242**	**-210,260**	**-45,042**
Net change in cash	**-96,107**	**-138,667**	**64,445**	**423,935**	**-160,552**	**-562,602**
Foreign-exchange gains/ (losses)	-628	-440	-657	-685	29	245
Cash at beginning of period	**2,351,320**	2,393,692	**1,126,803**	767,341	1,224,517	1,626,351
Cash at end of period, including:	**2,254,585**	**2,254,585**	**1,190,591**	**1,190,591**	**1,063,994**	**1,063,994**
restricted cash	24,709	24,709	98,319	98,319	-73,610	-73,610

* Including acquisition of shares from AB Mazeikiu Nafta minority shareholders for PLN 472,310 thousand in the period of the six months ended June 30th 2007.

APPENDIX IV

POLSKI KONCERN NAFTOWY ORLEN S.A.
KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENTS
for the periods of 6 and 3 months ended June 30th 2007 and June 30th 2006
(PLN '000)

ITEM	6 months ended Jun 30 2007 (unaudited)	3 months ended Jun 30 2007 (unaudited)	6 months ended Jun 30 2006 (unaudited)	3 months ended Jun 30 2006 (unaudited)	% change 6 months	% change 3 months
:NUE ON SALES TO :D PARTIES[1]						
ng (Production and Wholesale)	15,293,317	8,630,931	11,936,788	6,794,912	28.1%	27.0%
ng (Retail)	7,615,595	4,199,086	6,897,269	3,790,971	10.4%	10.8%
:hemicals	4,878,082	2,526,262	4,348,129	2,101,141	12.2%	20.2%
icals	1,372,527	640,378	1,214,032	629,065	13.1%	1.8%
Activities	467,000	221,640	478,969	228,449	-2.5%	-3.0%
\L	**29,626,521**	**16,218,297**	**24,875,187**	**13,544,538**	**19.1%**	**19.7%**
/IENT'S PROFIT/LOSS[2]						
ng (Production and Wholesale)	850,580	836,233	1,010,779	904,698	-15.8%	-7.6%
ng (Retail)	294,271	185,958	82,565	76,145	-	-
:hemicals	718,255	348,675	538,207	222,901	33.5%	56.4%
icals	151,324	68,500	85,925	34,098	76.1%	100.9%
Activities	-64,585	-833	56,416	7,516	-214.5%	-111.1%
sions	2,010	6,840	-3,567	1,311	-	-
of unallocated items	-285,376	-153,656	-173,787	-67,517	64.2%	127.6%
\L	**1,666,479**	**1,291,717**	**1,596,538**	**1,179,152**	**4.4%**	**9.5%**
:NDITURE ON PROPERTY, IT AND EQUIPMENT						
ng (Production and Wholesale)	768,813	419,864	226,829	148,293	238.9%	183.1%
ng (Retail)	143,476	91,305	136,910	80,588	4.8%	13.3%
:hemicals	112,332	61,120	116,853	62,687	-3.9%	-2.5%
icals	30,314	22,131	84,323	40,601	-64.1%	-45.5%
Activities	114,487	81,267	74,272	42,687	54.1%	90.4%
of unallocated items	42,393	23,057	13,524	5,132	213.5%	349.3%
\L	**1,211,815**	**698,744**	**652,711**	**379,988**	**85.7%**	**83.9%**
IECIATION AND RTISATION						
ng (Production and Wholesale)	515,426	244,009	315,776	126,776	63.2%	92.5%
ng (Retail)	145,700	72,564	137,605	67,315	5.9%	7.8%
:hemicals	308,901	152,677	367,456	166,169	-15.9%	-8.1%
icals	88,776	43,001	92,755	44,590	-4.3%	-3.6%
Activities	127,877	61,865	105,940	55,605	20.7%	11.3%
of unallocated items	14,576	7,516	11,297	4,064	29.0%	84.9%
\L	**1,201,256**	**581,632**	**1,030,829**	**464,519**	**16.5%**	**25.2%**

1. Revenue on sales to third parties comprises exclusively sales to undertakings outside of the PKN ORLEN Group.
2. Segment's profit/loss comprises profit on sales to third parties and transfer to other segments.

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
KEY CONSOLIDATED OPERATING DATA
for the periods of 6 and 3 months ended June 30th 2007 and June 30th 2006
(tonnes)

ITEM	6 months ended Jun 30 2007 (unaudited)	3 months ended Jun 30 2007 (unaudited)	6 months ended Jun 30 2006 (unaudited)	3 months ended Jun 30 2006 (unaudited)	% change 6 months	% change 3 months
CRUDE OIL THROUGHPUT ('000 tonnes)	**11,787**	**6,018**	**8,639**	**4,310**	**36.4%**	**39.6%**
REFINERY OUTPUT						
Gasoline	2,224,700	1,143,856	1,665,028	878,842	33.6%	30.2%
Diesel fuel	3,980,534	2,132,363	2,660,308	1,509,983	49.6%	41.2%
Fuel oil (III)	589,378	234,917	501,961	240,418	17.4%	-2.3%
Ekoterm	459,985	169,114	676,092	238,594	-32.0%	-29.1%
Jet A-1	278,712	156,440	224,128	127,570	24.4%	22.6%
LPG	258,331	130,253	156,475	70,521	65.1%	84.7%
Other refining products	1,779,730	926,904	909,603	640,040	95.7%	44.8%
TOTAL	**9,571,370**	**4,893,847**	**6,793,595**	**3,705,968**	**40.9%**	**32.1%**
SALES OF REFINING PRODUCTS						
Gasoline	3,159,225	1,679,201	2,225,380	1,231,423	42.0%	36.4%
Diesel fuel	4,581,206	2,520,752	3,391,124	1,978,681	35.1%	27.4%
Fuel oil (III)	1,186,278	522,441	428,895	219,586	176.6%	137.9%
Ekoterm	550,225	207,091	799,829	303,969	-31.2%	-31.9%
Jet A-1	319,934	185,021	224,795	129,957	42.3%	42.4%
LPG	380,510	206,292	214,339	123,165	77.5%	67.5%
Other refining products	864,689	573,520	953,121	691,782	-9.3%	-17.1%
TOTAL	**11,042,067**	**5,894,318**	**8,237,483**	**4,678,563**	**34.0%**	**26.0%**
CHEMICALS OUTPUT						
Polyethylene	248,127	123,661	243,369	119,569	2.0%	3.4%
Polypropylene	196,464	96,081	180,010	88,388	9.1%	8.7%
Ethylene	249,166	160,943	200,159	53,398	24.5%	201.4%
Propylene	168,738	111,209	159,830	47,240	5.6%	135.4%
Glycol	50,082	28,248	54,311	24,438	-7.8%	15.6%
Ammonium nitrate	375,116	211,012	275,570	144,040	36.1%	46.5%
CANWIL	213,077	102,226	195,656	89,460	8.9%	14.3%
Polyvinyl chloride (PVC)	208,934	116,687	172,255	81,558	21.3%	43.1%
Other products	1,293,534	913,100	1,185,567	583,475	9.1%	56.5%
TOTAL	**3,003,238**	**1,863,167**	**2,666,727**	**1,231,566**	**12.6%**	**51.3%**
SALES OF CHEMICALS						
Polyethylene	229,284	111,919	235,023	125,193	-2.4%	-10.6%
Polypropylene	196,983	96,952	184,403	98,422	6.8%	-1.5%
Ethylene	137,801	68,450	121,551	55,649	13.4%	23.0%
Propylene	122,780	56,157	111,699	49,767	9.9%	12.8%
Glycol	49,930	27,007	56,136	26,684	-11.1%	1.2%
Ammonium nitrate	254,198	116,199	266,190	115,386	-4.5%	0.7%
CANWIL	200,065	81,191	191,150	82,281	4.7%	-1.3%
Polyvinyl chloride (PVC)	130,703	64,780	178,316	85,279	-26.7%	-24.0%
Other products	1,087,028	553,463	1,029,618	461,580	5.6%	19.9%
TOTAL	**2,408,772**	**1,176,118**	**2,374,086**	**1,100,241**	**1.5%**	**6.9%**

APPENDIX VI

POLSKI KONCERN NAFTOWY ORLEN S.A.
SALES OF KEY PRODUCTS
for the periods of 6 and 3 months ended June 30th 2007 and June 30th 2006
(tonnes)

olumes of light at PKN ORLEN Group	6 months ended Jun 30 2007 (unaudited)	3 months ended Jun 30 2007 (unaudited)	6 months ended Jun 30 2006 (unaudited)	3 months ended Jun 30 2006 (unaudited)	% change 6 months	% change 3 months
e of key light including:	**6,825,766**	**3,684,841**	**4,926,969**	**2,754,095**	**38.5%**	**33.8%**
:	2,129,506	1,162,396	1,225,170	711,867	73.8%	63.3%
uel	3,571,583	1,990,688	2,560,667	1,538,302	39.5%	29.4%
	319,934	185,021	224,795	129,957	42.3%	42.4%
ı	550,225	207,091	799,827	303,969	-31.2%	-31.9%
	254,518	139,645	116,510	70,000	118.5%	99.5%
es of engine uding:	**2,165,334**	**1,113,516**	**1,928,498**	**1,013,100**	**12.3%**	**9.9%**
:	1,029,719	516,805	1,000,210	519,556	3.0%	-0.5%
ıel	1,009,623	530,064	830,457	440,379	21.6%	20.4%
ı	0	0	2	0	-100.0%	-
	125,992	66,647	97,829	53,165	28.8%	25.4%
s of fuels, :	**8,991,100**	**4,798,357**	**6,855,467**	**3,767,195**	**31.2%**	**27.4%**
ıels	8,440,875	4,591,266	6,055,638	3,463,226	39.4%	32.6%

APPENDIX VII

The Management Board of Polski Koncern Naftowy ORLEN Spólka Akcyjna (PKN ORLEN) hereby reports on the impact of the LIFO inventory valuation method on the non-consolidated profit of PKN ORLEN and the consolidated

profit of the PKN ORLEN Group for Q2 2007 and Q2 2007 year-to-date.

The profit before tax and the net profit (i.e. including the effect of deferred tax), as estimated by the Company for PKN ORLEN and the PKN ORLEN Group using the LIFO inventory valuation method, are as follows (data in PLN '000):

Item	6 months ended Jun 30 2007		3 months ended Jun 30 2007		6 months ended Jun 30 2006		3 mo Jui
	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method o inventory valuation at the weighted average production acquisition cost
Non-consolidated profit before tax	1,660,817	1,386,116	1,241,244	782,874	1,589,289	1,087,014	1,285,2
Non-consolidated net profit	1,450,797	1,228,289	1,060,414	689,134	1,400,836	993,993	1,152,9
Consolidated profit before tax	1,693,037	1,412,680	1,477,787	881,861	1,593,738	1,048,088	1,150,8
Consolidated net profit	1,329,242	1,105,480	1,188,813	709,861	1,315,837	875,913	943,0

PKN ORLEN S.A. and the PKN ORLEN Group apply the inventory valuation method based on the weighted average production or acquisition cost. This method defers the impact of oil price increases or decreases on the prices of final products. Therefore, the results generated by PKN ORLEN S.A. and the PKN ORLEN Group are positively affected when crude oil prices increase, while the situation is the opposite when the prices decline. The application of the LIFO inventory valuation method results in the current production being valued based on the current price of crude oil purchased by the Group. Accordingly, an upward trend in oil prices decreases, and a falling trend in oil prices increases the Group's results relative to the results obtained when the weighted average method is applied. These trends are most apparent when crude oil prices are subject to significant changes. As a result of a significant increase in both the stocks of crude oil and price of processed crude oil in Q2 2007, the negative adjustment to the profit reflecting the application of the LIFO inventory valuation was considerably greater in Q2 2007 than in Q2 2006.

The assumptions used for the calculation of estimated profits using the LIFO method are the same as those used for previous LIFO estimates; these assumptions were published in Current Report No. 29 of May 21st 2001.

Legal basis*:

Art. 56.1.1 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organised Trading, and Public Companies, dated July 29th 2005 (Dz. U. No. 184, item 1539).

END

Close

PKN ORLEN SA
SEC File
82-5036

Performance – General Overview

Refining and Retail

- The consolidation of Mazeikiu Refinery contributed to the increase in crude oil throughput by 39.6% and in the sales volume: by 36.4% for gasoline and by 27.4% for diesel fuel.
- Decrease in the Ural/Brent differential from USD 4.83 per barrel to USD 3.87 per barrel caused a (-)PLN 75m year-on-year drop in EBIT.
- Lower refining margins (cracks) on diesel fuel, Ekoterm and Jet fuel were partially offset by a higher margin on gasoline – the total effect of margins on the Parent Company's EBIT was PLN 21m.
- Appreciation of PLN against USD caused a (-)PLN 114m drop in the Parent Company's EBIT.
- Higher (by 18%) fuel retail volumes at the Parent Company improved the operating result by PLN 40m, whereas a drop in retail margins on gasoline and LPG reduced EBIT by PLN 8m.
- The Unipetrol Group reported good performance by the Refining and Retail (PLN 92m), while Mazeikiu Refinery's EBIT has gradually been improving (an operating profit of PLN 79m in Q2 2007 against an operating loss of PLN 262m in Q1 2007).

Petrochemicals and Chemicals

- The situation in agriculture (strong demand on the fertilisers market) and continuing demand for granulates and polyvinyl chloride contributing to relatively high prices of these products had a favourable effect on the performance of the Anwil S.A. Group (PLN 69m in Q2 2007 compared with PLN 41m in Q2 2006).
- High volume of polyolefin sales, reaching 209 thousand tonnes in Q2 2007, had a favourable effect on the performance of the Unipetrol Group in the Petrochemicals (PLN 143m) and of Basell ORLEN Polyolefins (PLN 46m).

General

- EBIDTA of PLN 1,874m in Q2 2007 against PLN 1,644m in Q2 2006, despite a weaker macroeconomic environment in the refining segment.
- Implementation of the M&A strategy brought about an increase in the net debt to equity ratio from 18.4% in Q2 2006 to 37.9% in Q2 2007 (average values).
- Implementation of the OPTIMA savings programme (in place since 2006) yielded tangible cost efficiencies of PLN 133m, with the largest savings of PLN 63m and PLN 37m achieved in the Refining and Retail, respectively.
- The Parent Company's fixed costs moved down by 1.4% in Q2 2007 over Q2 2006.

Financial Highlights

Q2/07	Q1/07	q/q +/- (%)	Q2/06	y/y +/- (%)	PLN million, unless stated otherwise	2007	2006	y/y +/- (%)
836	14	*5 871,4*	905	*-7,6*	*Refining*	851	1 011	*-15,8*
349	370	*-5,7*	223	*56,5*	*Petrochemicals*	718	538	*33,5*
69	83	*-16,9*	34	*102,9*	*Chemicals*	151	86	*75,6*
186	108	*72,2*	76	*144,7*	*Retail*	294	83	*254,2*
-1	-64	*-98,4*	8	*-112,5*	*Other*[1]	-65	56	*-216,1*
-147	-136	*8,1*	-67	*119,4*	*Unallocated*[2]	-283	-177	*59,9*
1 292	375	*244,5*	1 179	*9,6*	**EBIT**	1 666	1 597	*4,3*
0	*-75*	-	0	-	*Non-recurring events*[3]	-75	0	-
0	*-63*	-	*0*	-	*Refining*	*-63*	*0*	-
0	*0*	-	*0*	-	*Petrochemicals*	*0*	*0*	-
0	*0*	-	*0*	-	*Chemicals*	*0*	*0*	-
0	*0*	-	*0*	-	*Retail*	*0*	*0*	-
0	*-1*	-	*0*	-	*Other*[1]	*-1*	*0*	-
0	*-11*	-	*0*	-	*Unallocated*[2]	*-11*	*0*	-
1 292	450	*187,1*	1 179	*9,6*	**Clean EBIT**[3]	1 741	1 597	*9,0*
1 874	995	*88,4*	1 644	*14,0*	**EBITDA**	2 867	2 628	*9,1*
1 874	1 070	*75*	1 644	*14,0*	**Clean EBITDA**[3]	2 942	2 628	*12,0*
1 189	140	*749,3*	943	*26,1*	**Net profit**	1 329	1 316	*1,0*
1 110	49	*2165,3*	870	*27,6*	**Profit attributable to equity holders of the parent**	1 159	1 218	*-4,8*
1 110	113	*882,3*	870	*27,6*	**Clean profit attributable to equity holders of the parent**[3]	1 223	1 218	*0,4*
1 314	594	*121,1*	1 684	*-22,0*	**Net cash provided by (used in) operating activities**	1 909	1 127	*69,4*
13,8	4,0	*245,0*	15,8	*-12,7*	**ROACE (%)**[4]	9,0	11,1	*-18,9*
37,9	39,2	*-3,3*	18,4	*106,0*	**Net debt to equity ratio (%)**[5]	36,3	15,9	*128,3*
2,60	0,12	*2156,1*	2,03	*27,6*	**EPS**	2,71	2,85	*-4,8*
2,60	0,26	*883,5*	2,03	*27,6*	**Clean EPS**	2,86	2,85	*0,4*
0,00	0,00	-	0,00	-	**Dividend per share**	0,00	0,00	-

1) PKN ORLEN's companies responsible for utilities, employee-related services and maintenance.
2) Includes the PKN Corporate Centre and companies not included in the segments specified above.
3) Non-recurring events: provision for general economic risk and revaluation of the Mazeikiu Group's non-current assets
4) ROACE = operating profit after tax / average capital employed (equity + net debt).
5) Calculated based on the average values of the balance-sheet items.

Macroeconomic Factors

Q2/07	Q1/07	q/q +/- (%)	Q2/06	y/y +/- (%)		2007	2006	y/y +/- (%)
8,03	4,99	*60,9*	5,65	*42,1*	**Average refining margin[1] (USD/bbl)**	6,48	4,07	*59,2*
3,87	3,38	*14,5*	4,83	*-19,9*	**Ural/Brent differential (USD/bbl)**	3,62	4,21	*-14,0*
68,76	57,79	*19,0*	69,60	*-1,2*	**Average price of Brent crude (USD/bbl)**	63,22	65,66	*-3,7*
2,82	2,97	*-5,1*	3,14	*-10,2*	**Average PLN/USD exchange rate**[2]	2,90	3,16	*-8,2*
3,80	3,89	*-2,3*	3,95	*-3,8*	**Average PLN/EUR exchange rate**[2]	3,85	3,89	*-1,0*
684,57	692,15	*-1,1*	566,03	*20,9*	**Average margin on ethylene (USD/t)**	688,36	528,28	*30,3*
629,98	645,01	*-2,3*	513,55	*22,7*	**Average margin on propylene (USD/t)**	637,49	498,82	*27,8*

1) Calculated on the basis of the algorithm: products (88.36%) vs. Brent Dtd (100%).
Products include: gasoline (25.21%), diesel fuel (23.20%), naphta (16.51%), light fuel oil (15.31%), heavy fuel oil (5.44%) and Jet (2.69%).
(Source: CIF NWE quotations, except for HSFO FOB ARA).
2) Source: National Bank of Poland.

PKN ORLEN SA
SEC File
82-5036

Segment Information

Market Overview

In Q2 2007, the average price of crude oil stood at USD 68.76 per barrel and was lower by USD 0.84 per barrel (or 1.2%) year on year. The decline in crude oil prices went hand in hand with a reduction of the URAL/Brent differential by 20.0%, from USD 4.83 per barrel in Q2 2006 to USD 3.87 per barrel in Q2 2007. In Q2 2007, the average commodity price of gasoline was USD 755.66 per tonne and was higher by USD 32.30 per tonne (or 4.5%) on Q2 2006. Downward trends were seen in the prices of diesel fuel, Ekoterm and JET A-1 fuel, which declined by 3.4%, 3.8% and 2.5% to USD 632.93 per tonne, USD 604.78 per tonne, USD 674.41 per tonne, respectively.

The crack margins on gasoline went up by 18.7%, to USD 235.72 per tonne. In Q2 2007, year-on-year falls were recorded in margins on diesel fuel (13.3% drop to USD 113.0 per tonne), Ekoterm (18.0% drop to USD 84.85 per tonne), and JET A-1 fuel (7.6% drop to USD 154.47 per tonne). Q2 2007 saw increases in crack margins on benzene (64.3%), ethylene (20.9%), propylene (22.7%), phenol (31.0%), butadiene (46.7%), acetone (27.1%), paraxylene (23.8%) and ortoxylene (43.3%). A negative margin of USD -107.99 per tonne was recorded on glycol (relative to USD -101.9 per tonne in Q2 2006).

As far as the exchange rates are concerned, in Q2 2007 the euro and the dollar weakened by 3.8% (from 3.95 PLN/EUR in Q2 2006 to 3.80 PLN/EUR in Q2 2007) and by 10.2% (from 3.14 PLN/USD in Q2 2006 to 2.82 PLN/USD in Q2 2007), respectively.

According to estimates by Nafta Polska S.A. and Agencja Rynku Energii S.A., the domestic consumption of fuels (including gasoline, diesel fuel and light fuel oil) grew by approximately 63 thousand tonnes (or 1.8%) in Q2 2007 compared with Q2 2006, and reached 3,539 thousand tonnes. In the period under review, the consumption of gasoline increased to 1,033 thousand tonnes (or by 3.4%), and of diesel fuel to 2,255 thousand tonnes (or by 6.9%). A significant decrease was recorded in the consumption of light fuel oil, down by 117 thousand tonnes (or 31.8%) in Q2 2007 compared with the corresponding period of the previous year.

According to the Gdańsk Institute for Market Economics (IBnGR), for the first time in the last two years Poland's economic growth rate recorded in the second quarter of the year was slower than in the first quarter. This, however, cannot be interpreted as an end of favourable economic conditions. IBnGR estimates the GDP growth rate in Q2 2007 at 5.8% year on year. Taking into account factors of seasonal nature, the GDP grew by 1.4% relative to the previous quarter. The key driver of the economic growth in Q2 2007 was invariably domestic demand (growth rate of 7.5% as estimated by IBnGR).

In Q1 2007, consumer prices grew by 2.2% over the end of 2006, while in Q1 2006 consumer prices increased by 1.0% compared with the end of 2005. According to IBnGR, the average Q2 growth rate of consumer prices was 2.4%.

The strong economic growth over the last few quarters contributed to further improvement in the situation on the labour market. At the end of Q2 2007, the unemployment rate stood at 12.4%, and was 2 pps and 3.6 pps lower relative to the end of Q1 2007 and Q2 2006, respectively.

Refining (Production and Wholesale)

Refining (Production and Wholesale)	6 months ended June 30 2007		3 months ended June 30 2007		6 months ended June 30 2006		3 months ended June 30 2006		% change 6 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**23,632,877**	**8,162,215**	**13,148,384**	**4,660,069**	**18,470,517**	**5,838,449**	**10,023,884**	**3,194,151**	**27.9%**	**39.8%**	**31.2%**	**45.9%**
Sales to third parties	15,293,317	5,281,936	8,630,931	3,058,987	11,936,788	3,773,166	6,794,912	2,165,226	28.1%	40.0%	27.0%	41.3%
Intra-company sales	8,339,560	2,880,279	4,517,453	1,601,082	6,533,729	2,065,283	3,228,972	1,028,925	27.6%	39.5%	39.9%	55.6%
Segment's costs	**-22,727,405**	**-7,849,487**	**-12,293,912**	**-4,357,226**	**-17,460,431**	**-5,519,165**	**-9,116,864**	**-2,905,125**	**30.2%**	**42.2%**	**34.8%**	**50.0%**
Other operating income	98,671	34,079	44,054	15,614	65,910	20,834	30,435	9,698	49.7%	63.6%	44.7%	61.0%
Other operating expenses	-153,563	-53,037	-62,293	-22,078	-65,217	-20,615	-32,757	-10,438	135.5%	157.3%	90.2%	111.5%
Segment's profit/loss*	**850,580**	**293,769**	**836,233**	**296,379**	**1,010,779**	**319,503**	**904,698**	**288,286**	**-15.8%**	**-8.1%**	**-7.6%**	**2.8%**
Sales to third parties (thousand tonnes)	8,939		4,831		6,326		3,676		41.3%		31.4%	

**) The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group level.*

The major companies of the Refining segment are: PKN ORLEN S.A, Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., the wholesale business of the Regional Market Operators (ORLEN PetroCentrum Sp. z o.o., ORLEN Morena Sp. z o.o., ORLEN PetroProfit Sp. z o.o., ORLEN PetroTank Sp. z o.o., ORLEN PetroZachód Sp. z o.o.), ORLEN Petrogaz Płock Sp. z o.o., ORLEN Asfalt Sp. z o.o., ORLEN Oil Sp. z o.o., and the companies belonging to the Unipetrol Group of the Czech Republic: Paramo a.s., Unipetrol Rafinerie a.s., and Ceska Rafinerska a.s. Beginning from Q1 2007, the production and wholesale operations of the Mazeikiu Group have also been included in the segment.

In Q2 2007, the segment's revenue grew by 31.2% year on year. The main driver behind this growth were larger sales volumes of the segment's core products: the sales of diesel fuel went up by 452.4 thousand tonnes (29.4%) in volume terms and PLN 757,894 thousand (25.2%) in value terms, and the total sales of gasoline grew by 450.5 thousand tonnes (63.3%) in volume terms and PLN 896.4 thousand (54.2%) in value terms. Higher sales of gasoline and diesel fuel at PKN ORLEN S.A. were mainly attributable to higher annual contracts concluded with key customers, winning new network and key customers, and the first-time consolidation of the Mazeikiu Refinery. In addition, higher sales of diesel fuel were driven by sales to the Lotos Group and Shell effected by the buyers to replenish their mandatory reserves, and by fuels swaps with Slovnaft. LPG sales improved by 69.6 thousand tonnes (99.5%) after Orlen Gaz Sp. z o.o. took over a part of the market from competitors, selling LPG imported from the Mazeikiu Refinery. The increase in bitumen sales (by 9.1 thousand tonnes, or 3.2%) results from the first-time consolidation of the Mazeikiu Refinery. In the quarter under review, the domestic market demonstrated lower demand for road bitumens, primarily due to the lack of new projects. On the other hand, higher sales of fuel oil III in Q2 2007 were mainly due to new environmental protection regulations (effective as of January 2007) providing for the possibility of using fuel oils with the sulphur content over 1% and the inclusion of the Mazeikiu Refinery companies in consolidation as of the beginning of 2007. In addition to the change in environmental protection regulations, higher sales of fuel oil III were also driven by the absence of planned collection of vacuum residue by Orlen Asfalt. Another negative factor was a low hydrogen supply which led to an earlier overhaul shutdown of that unit, originally scheduled for September (lower output of the HOG unit results in higher content of heavy vacuum distillates, and as their

collection by Orlen Asfalt Sp. z o.o. is limited, they must by used for production of fuel oil III). In Q2 2007, the Ekoterm light fuel oil and base oils were the only products whose sales volumes continued to decline, decreasing by 96.9 thousand tonnes (or 31.9%) and 7.2 thousand tonnes (or 31.3%). The lower sales of light fuel oil are due to the use of oil stocked up before the heating season by customers buying this product.

In Q2 2007, the segment's costs increased by 34.8%, which followed mainly from higher sales by the Group companies and the first-time consolidation of the Mazeikiu Group companies. The latter increased the Group's costs by PLN 3,442m.

The operating result of PLN 836.2m versus PLN 904.7m in Q2 2006 was mainly affected by a 20.3% decrease of the segment's EBIT (lower by PLN 148.2m). On the other hand, the consolidation of the Mazeikiu Refinery companies as of 2007 improved the segment's operating result by PLN 79.1m. The Q2 2007 operating result was negatively affected by the macroeconomic factors. The quarter saw a decrease in margin on refinery products (diesel fuel, Ekoterm, and Jet fuel) and an increase in margins on gasoline and fuel oil III. The total effect of the margins on the operating result of the Parent Company was PLN 21m and was achieved only thanks to the higher margins on gasoline. Another factor with a significant bearing on the Q2 2007 result was the over 10% appreciation of the zloty against the dollar which reduced the sector's EBIT by (-) PLN 114m. The same effect on the result had a decrease in the Ural/Brent differential, which drew the Parent Company's EBIT down by (-) PLN 75m.

In Q2 2007, the companies of the Unipetrol Group contributed PLN 95m to the segment's result, which represents a PLN 5.7m decrease year on year.

In Q2 2007, the implementation of the OPTIMA Programme generated savings of PLN 63,271 thousand for the segment.

In Q2 2007, the expenditure on property, plant and equipment and intangible assets grew by PLN 271,571 thousand relative to Q2 2006. Expenditure incurred by the Mazeikiu Refinery in Q2 2007 and allocated to the segment amounted to PLN 218,767 thousand.

Refining (Retail)

Refining (Retail)	6 months ended June 30 2007		3 months ended June 30 2007		6 months ended June 30 2006		3 months ended June 30 2006		% change 6 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**7,629,212**	**2,634,942**	**4,205,888**	**1,490,657**	**6,917,333**	**2,186,538**	**3,801,117**	**1,211,241**	**10.3%**	**20.5%**	**10.6%**	**23.1%**
Sales to third parties	7,615,595	2,630,239	4,199,086	1,488,246	6,897,269	2,180,196	3,790,971	1,208,008	10.4%	20.6%	10.8%	23.2%
Intra-company sales	13,617	4,703	6,802	2,411	20,064	6,342	10,146	3,233	-32.1%	-25.8%	-33.0%	-25.4%
Segment's costs	**-7,329,632**	**-2,531,475**	**-4,013,293**	**-1,422,397**	**-6,894,143**	**-2,179,208**	**-3,751,197**	**-1,195,334**	**6.3%**	**16.2%**	**7.0%**	**19.0%**
Other operating income	45,212	15,615	6,925	2,454	81,877	25,881	39,033	12,438	-44.8%	-39.7%	-82.3%	-80.3%
Other operating expenses	-50,521	-17,449	-13,562	-4,807	-22,502	-7,113	-12,808	-4,081	124.5%	145.3%	5.9%	17.8%
Segment's profit/loss*	**294,271**	**101,634**	**185,958**	**65,907**	**82,565**	**26,098**	**76,145**	**24,264**	**256.4%**	**289.4%**	**144.2%**	**171.6%**
Sales to third parties (thousand tonnes)	2,167		1,114		1,931		1,014		12.2%		9.9%	

*) *The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group level*

The operations of the following companies were classified as belonging to the retail segment: PKN ORLEN S.A., ORLEN Deutschland GmbH, ORLEN PetroProfit Sp. z o.o., ORLEN PetroCentrum Sp. z o.o., ORLEN PetroZachód Sp. z o.o. and Benzina a.s. of the Czech Unipetrol Group. Beginning from Q1 2007, the retail operations of the Mazeikiu Group have also been included in the segment.

In Q2 2007, the segment's revenue increased by PLN 404,771 thousand, or 10.6%, year on year. The growth in revenue was driven by significantly higher sales volumes, which increased by 99 thousand tonnes, or 9.8%. In Q2 2007, sales of diesel fuel, 20.4% higher compared with Q2 2006, accounted for a very large share of retail sales. The higher sales volume of diesel fuel was accompanied by higher sales revenue (up by PLN 105,290 thousand). Sales of gasoline, both in volume and in value terms, remained stable relative to Q2 2006 (a drop by 0.5% to 517 thousand tonnes and an increase by 0.1% to PLN 2,103 thousand respectively). Favourable trends were also seen in the sales volume of LPG: LPG sales rose by 25.4% to 67 thousand tonnes in volume terms, and by PLN 34,260 thousand in value terms. The favourable LPG sales trends were driven by market developments connected with the increasing number of LPG-fuelled cars and a higher number of LPG units available at service stations. The segment's sales volume growth in Q2 2007 was driven by very strong product sales at the Parent Company (up by 18.2%) and at Benzina (up by 20.6%), achieved mainly due to the implementation of the new market strategy, rebranding and strengthening of the brand image. Also ORLEN Deutschland, in spite of the negative trends in sales of fuels seen this year on the German market, recorded a strong sales growth of 5.8% resulting from incorporation in its network of 30 service stations acquired from BP.

The segment's operating profit for Q2 2007 reached PLN 185,958 thousand, against PLN 76,145 thousand in Q2 2006. In Q2 2007, the Parent Company's profit in the segment amounted to PLN 176m, compared with PLN 61m in Q2 2006. The higher volume of the Parent Company's retail sales of engine fuels contributed PLN 40m to the growth of its EBIT, whereas increase in sales of non-fuel goods and services increased its operating profit by PLN 14m. However, in Q2 2007, the retail margins on gasoline and LPG dropped year on year, by 2.8% and 18.8%, respectively, whereas the margins on diesel fuel went up only slightly (by 0.1%). Overall, the trends in retail margins led to a PLN 8m decline in the Parent Company's EBIT.

The savings achieved by the segment thanks to the OPTIMA Programme in Q2 2007 amounted to PLN 36,951 thousand.

In Q2 2007, expenditure on property, plant and equipment and intangible assets increased year on year by PLN 10,717 thousand, to PLN 91,305 thousand. Expenditure incurred by the Mazeikiu Refinery in Q2 2007 and allocated to the segment amounted to PLN 959 thousand.

Petrochemicals

Petrochemicals	6 months ended June 30 2007		3 months ended June 30 2007		6 months ended June 30 2006		3 months ended June 30 2006		% change 6 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**6,873,926**	**2,374,085**	**3,560,323**	**1,261,855**	**6,185,550**	**1,955,225**	**2,998,246**	**955,403**	**11.1%**	**21.4%**	**18.7%**	**32.1%**
Sales to third parties	4,878,082	1,684,770	2,526,262	895,361	4,348,129	1,374,424	2,101,141	669,537	12.2%	22.6%	20.2%	33.7%
Intra-company sales	1,995,844	689,315	1,034,061	366,493	1,837,421	580,801	897,105	285,866	8.6%	18.7%	15.3%	28.2%
Segment's costs	**-6,030,639**	**-2,082,834**	**-3,153,015**	**-1,117,496**	**-5,648,704**	**-1,785,530**	**-2,772,456**	**-883,454**	**6.8%**	**16.7%**	**13.7%**	**26.5%**
Other operating income	28,886	9,977	15,329	5,433	45,636	14,425	12,098	3,855	-36.7%	-30.8%	26.7%	40.9%
Other operating expenses	-153,918	-53,159	-73,962	-26,214	-44,275	-13,995	-14,987	-4,776	247.6%	279.8%	393.5%	448.9%
Segment's profit/loss*	**718,255**	**248,068**	**348,675**	**123,578**	**538,207**	**170,125**	**222,901**	**71,028**	**33.5%**	**45.8%**	**56.4%**	**74.0%**
Sales to third parties (thousand tonnes)	1,555		790		1,425		632		9.1%		25.0%	

**) The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group level*

Starting from 2006, the Petrochemicals segment has been divided into two areas of operations: Petrochemicals and Chemicals. The new Petrochemicals segment comprises petrochemical operations of the following companies: PKN ORLEN S.A., Etylobenzen Sp. z o.o., Chemopetrol a.s., Kaucuk a.s. and Unipetrol Trade a.s. (subsidiaries of Unipetrol a.s.), the petrochemicals business of ORLEN PetroZachód Sp. z o.o., and Basell Orlen Polyolefins Sp. z o.o.

Over Q2 2007, the segment's revenue grew by PLN 562,077 thousand (18.7%) in comparison with the corresponding period of 2006. The increase was driven by higher selling prices of the particular products coupled with a rise in the sales volumes of the segment's key products, such as ethylene (up by 23%), propylene (up by 12.8%), phenol (up by 25.9%) and paraxylene (up by 39.6%). Apart from the favourable market situation, the higher sales volumes of these products were achieved to a large extent due to the Czech companies' sales to third parties. At the same time, in Q2 2007 the volumes of polyethylene and polypropylene sold dropped, respectively, by 10.6% and 1.5%, as a result of technical problems and the polyethylene production process (HDPE) stoppage at Chemopetrol a.s. The factor which contributed to lower sales of polypropylene was the limitation of export sales by Basell Orlen Polyolefins Sp. z o.o., connected with the fact that for quite a long time the BOP unit remained Basell's only installation in Europe producing polypropylene, and BOP would halt product releases in order to built up its stock to the level required by the company's general policy.

In Q2 2007, the segment generated a profit of PLN 348,675 thousand, relative to PLN 222,901 thousand posted in Q2 of the previous year. The segment's results were largely driven by the favourable conditions which have prevailed on the market since the beginning of 2007 and the related widening of the margins on most of the petrochemical products. The effect of higher margins is particularly visible in the results achieved in the segment by PKN ORLEN S.A. and Basell Orlen Polyolefins Sp. z o.o., whose operating profits allocated to the petrochemicals segment went up, respectively, by 179.9% and 125.6%, reaching PLN 152.2m and PLN 45.8m, respectively. Concurrently, the companies of the Unipetrol a.s. Group generated a profit which was slightly (1.0%) lower than their Q2 2006 result.

The implementation of the OPTIMA programme generated segment-wide savings of PLN 966 thousand in Q2 2007.

In the same period, the expenditure on property, plant and equipment and intangible assets fell by PLN 1,567 thousand relative to Q2 2006, totalling PLN 61,120 thousand.

Chemicals

Chemicals	6 months ended Jun 30 2007		3 months ended Jun 30 2007		6 months ended Jun 30 2007		3 months ended Jun 30 2007		% change 6 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**1,457,204**	**503,282**	**720,236**	**255,267**	**1,289,817**	**407,705**	**631,608**	**201,264**	**13.0%**	**23.4%**	**14.0%**	**26.8%**
Sales to third parties	1,372,527	474,037	640,378	226,964	1,214,032	383,750	629,065	200,454	13.1%	23.5%	1.8%	13.2%
Intra-company sales	84,677	29,245	79,858	28,303	75,785	23,955	2,543	810	11.7%	22.1%	3,040.3%	3,394.2%
Segment's costs	**-1,308,734**	**-452,005**	**-652,497**	**-231,259**	**-1,216,226**	**-384,444**	**-607,746**	**-193,661**	**7.6%**	**17.6%**	**7.4%**	**19.4%**
Other operating income	7,398	2,555	2,958	1,048	17,888	5,654	10,323	3,289	-58.6%	-54.8%	-71.3%	-68.1%
Other operating expenses	-4,544	-1,569	-2,197	-779	-5,554	-1,756	-87	-28	-18.2%	-10.6%	2,425.3%	2,682.1%
Segment's profit/loss*	**151,324**	**52,264**	**68,500**	**24,278**	**85,925**	**27,161**	**34,098**	**10,865**	**76.1%**	**92.4%**	**100.9%**	**123.5%**
Sales to third parties (thousand tonnes)	855		386		953		463		-10.3%		-16.6%	

***)** *The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group level.*

Starting from 2006, the Petrochemicals segment has been divided into two areas of operations: Petrochemicals and Chemicals. The new Chemicals segment comprises the related operations of the following companies: Zakłady Azotowe Anwil S.A., Spolana a.s. and ORLEN PetroProfit Sp. z o.o. In Q4 2006, Zakłady Azotowe Anwil S.A. concluded a purchase agreement with Unipetrol a.s. whereby it acquired Unipetrol's stake in Spolana a.s., representing 81.8% of that company's share capital. The aggregate price for the acquired shares amounted to *ca.* PLN 88m and was paid by ANWIL with internally generated cash.

In Q2 2007, the segment recorded an increase in revenue, which went up by PLN 88,628 thousand (14.0%) year on year. The increase was due primarily to higher selling prices of the main products of the segment. In the period under review, an increase was recorded in the prices of ammonium nitrate, PVC and PVC granulate by 3.6%, 1.4% and 7.7%, respectively.

The sales volumes of granulates and PVC remained high, reaching 81 thousand tonnes, with a record-breaking sales of the products in Q2 2006 exceeding 106 thousand tonnes. It is the effect of the continued upswing in the investment goods sector, the construction season and the repair shutdowns at PVC producers in Europe. The situation on the Turkish market also improved, with higher shipments to that market relative to the previous months. The sales volumes of fertilisers (Canwil, ammonium nitrate) remained largely unchanged at 197 thousand tonnes and were a consequence of the significant demand for fertilisers in Poland in Q2 2007 and the additional exports of fertilisers to Ireland. The sales of caustic soda grew relative to Q2 2006 by 2.2 thousand tonnes, or 26.4%; however, a gradual saturation of the caustic soda market can be noticed. Another factor worth mentioning was the buoyant state of the caprolactam market and the continued strong sales of the product despite the emergency shutdown at Spolana in the first half of June 2007.

The combined favourable effect of the above factors was reflected in the performance of the Anwil Group, whose operating profit in Q2 2007 rose by PLN 28m year on year, reaching PLN 69m.

In Q2 2007, the expenditure on property, plant and equipment and intangible assets was reduced by PLN 18,470 thousand year on year. In the same period, the implementation of the OPTIMA programme generated segment-wide savings of PLN 14,240 thousand.

Other Activities

Other activities	6 months ended Jun 30 2007		3 months ended Jun 30 2007		6 months ended Jun 30 2007		3 months ended Jun 30 2007		% change 6 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**1,005,043**	**347,117**	**503,474**	**178,442**	**1,004,179**	**317,417**	**493,829**	**157,361**	**0.1%**	**9.4%**	**2.0%**	**13.4%**
Sales to third parties	467,000	161,290	221,640	78,554	478,969	151,400	228,449	72,796	-2.5%	6.5%	-3.0%	7.9%
Intra-company sales	538,043	185,827	281,834	99,888	525,210	166,017	265,380	84,564	2.4%	11.9%	6.2%	18.1%
Segment's costs	**-1,045,680**	**-361,152**	**-493,153**	**-174,784**	**-944,808**	**-298,650**	**-486,604**	**-155,058**	**10.7%**	**20.9%**	**1.3%**	**12.7%**
Other operating income	14,325	4,948	701	248	14,674	4,638	5,878	1,873	-2.4%	6.7%	-88.1%	-86.8%
Other operating expenses	-38,273	-13,219	-11,855	-4,202	-17,629	-5,572	-5,587	-1,780	117.1%	137.2%	112.2%	136.1%
Segment's profit/loss*	**-64,585**	**-22,306**	**-833**	**-295**	**56,416**	**17,833**	**7,516**	**2,395**	**-214.5%**	**-225.1%**	**-111.1%**	**-112.3%**
Sales to third parties (thousand tonnes)	78		36		47		21		66.0%		71.4%	

**) The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group level.*

Apart from the companies engaged in the production of energy and provision of services to PKN ORLEN S.A., the Other Activities segment includes a number of undertakings which were spun off, mainly as a result of the Group restructuring. Starting from Q1 2007, the segment has been expanded to include other business of the Mazeikiu Refinery.

In Q2 2007, the segment sustained a loss of (-)PLN 833 thousand, as opposed to the operating profit of PLN 7,516 thousand achieved in Q2 2006. The major contributing factor was the operations of the Mazeikiu Refinery Group in this segment, which in Q2 2007 posted losses of (-)PLN 66,642 thousand. The other two major companies of the Other Activities segment, PKN ORLEN S.A. and Unipetrol a.s., improved their performance in the segment in Q2 2007 relative to Q2 2006 by PLN 42,466 thousand and PLN 25,339 thousand, respectively.

In Q2 2007, the implementation of the OPTIMA programme generated savings of PLN 17,492 thousand for the segment.

In the same period, the expenditure on property, plant and equipment and intangible assets grew by PLN 38,580 thousand compared with Q2 2006. In Q2 2007, the expenditure of the Mazeikiu Refinery allocated to the Other Activities segment amounted to PLN 2,752 thousand.

Financial Overview

Income Statement

In Q2 2007, total sales revenue increased by PLN 2,673,759 thousand (or 19.7%) year on year, to PLN 16,218,297 thousand. The increase is a combined effect of changes in sales values and volumes in the Company's core business segments. The highest sales increases were recorded in the Wholesale, where sales to third parties increased by PLN 1,836,019 thousand (or 27.0%) year on year, and in the Petrochemicals, where sales to third parties increased by PLN 425,121 thousand (or 20.2%) year on year. The only segment where a drop in sales was recorded is the Other Activities, where the turnover was PLN 221,640 thousand in Q2 2007 and was 3.0% year on year.

Following the increase in total sales revenue, the operating expenses attributable to the core business went up by PLN 2,201,633 thousand (or 19.2%). The growth of operating expenses, slower than that of revenues, contributed to an increase in gross profit on sales, which stood at PLN 2,533,957 thousand in Q2 2007, that is 22.9% up year on year.

Moreover, in Q2 2007, selling costs grew by PLN 151,379 thousand, or 24.1%, year on year, while general and administrative expenses went up by PLN 77,691 thousand, or 26.6%. The increases in both items were driven mainly by the consolidation of the Mazeikiu Refinery. The Mazeikiu Refinery's selling costs and general and administrative expenses amounted to PLN 96,226 thousand and PLN 53,669 thousand, respectively, in Q2 2007.

In Q2 2007, compared with Q2 2006, the Group's other operating income decreased by PLN 32,812 thousand, (or 29.0%) while its other operating expenses went up by PLN 97,679 thousand (or 130.3%). The increase in other operating expenses is mainly attributable to revaluation of tangible assets at Unipetrol (PLN 58,511 thousand). The changes described brought about a loss of PLN 92,266 thousand on other operating activities in Q2 2007.

In Q2 2007, EBITDA stood at PLN 1,873,349 thousand, that is by PLN 229,678 thousand higher than in Q2 2006. EBIT was PLN 1,291,717 thousand in Q2 2007, that is PLN 112,565 thousand higher year on year.

In Q2 2007, financial income was PLN 221,860 thousand, up by PLN 144,081 thousand on Q2 2006. Over the same period, the Group recorded a decrease of PLN 52,281 thousand in financial expenses. Consequently, in Q2 2007 the Group recorded a gain on financing activities in the amount of PLN 115,640 thousand vs. a loss of PLN 80,722 thousand in Q2 2006. The recorded gain on financing activities is principally attributable to changes in foreign exchange rates. In Q2 2007, a significant appreciation of the Polish złoty was observed, with the resulting high foreign exchange gains significantly increasing financial income – by PLN 160,827 thousand.

In Q2 2007, the share in net profit of the Group undertakings valued with the equity method stood at PLN 70,430 thousand, compared with PLN 52,433 thousand in Q2 2006.

Corporate income tax amounted to PLN 288,974 thousand in Q2 2007, up by PLN 81,149 thousand on Q2 2006.

These factors contributed to net profit of PLN 1,188,813 thousand in Q2 2007, up by PLN 245,775 thousand on Q2 2006.

Balance Sheet

As at the end of Q2 2007, the Group had total assets of PLN 45,886,855 thousand, up by 1.0% relative to December 31st 2006. Over the same period, non-current assets fell by PLN 694,474 thousand (2.5%), to PLN 26,966,324 thousand, primarily due to a PLN 612,815 thousand decrease in the value of property, plant and

equipment (2.4%), a PLN 122,181 thousand (19.7%) decrease in goodwill, and a drop in shares in the undertakings consolidated with the equity method (down by PLN 96,064 thousand or 13.4%). The decrease was offset by the fact that other non-current assets rose by PLN 129,350 thousand (111.0%) relative to December 31st 2006. Current assets grew from PLN 17,758,286 thousand as at December 31st 2006 to PLN 18,900,531 thousand as at the end of Q2 2007. The increase in current assets was driven mainly by higher inventories and trade and other receivables (PLN 1,164,715 thousand or 15.7%, and PLN 476,053 thousand or 7.6%, respectively). The Group also recorded a significant drop in the value of income tax liability – by PLN 215,079 thousand (85.0%), and other financial assets – by PLN 223,201 thousand (73.91%). Compared with the value as at the end of 2006, working capital (current assets minus current liabilities) grew from PLN 2,879,908 thousand to PLN 3,819,252 thousand.

As at the end of Q2 2007, the Group's total equity stood at PLN 22,238,529 thousand, and was higher by PLN 655,966 thousand (or 3.0%) than as at the end of 2006, primarily thanks to an increase in retained profit of PLN 1,170,870 thousand. A factor with a negative bearing on the equity was currency-translation differences on subordinated undertakings of PLN 534,282 thousand. Non-current liabilities amounted to PLN 8,547,047 thousand, that is PLN 411,096 thousand less than as at the end of 2006, mainly owing to decreases in loans and borrowings and deferred tax liability (by PLN 300,849 thousand and PLN 65,440 thousand, respectively). Current liabilities were up from PLN 14,878,378 thousand as at December 31st 2006 to PLN 15,081,279 thousand as at June 30th 2007. Under current liabilities, significant increases were recorded in trade and other payables (PLN 846,705 thousand or 10.3%) while liabilities under current loans and borrowings and other financial liabilities went down by PLN 140,160 thousand (or 3.3%) and PLN 475,740 thousand (or 36.2%), respectively. The Group's external debt (loans and borrowings) amounted to PLN 10,048,096 thousand as at June 30th 2007, down by PLN 441,009 thousand relative to the end of 2006.

Cash flow

In Q2 2007, net cash provided by operating activities stood at PLN 1,314,279 thousand, down by PLN 370,013 thousand relative to Q2 2006. The decrease in net cash provided by operating activities in Q2 2007 was primarily due to the freezing of the financial resources in inventories (inventories increased by PLN 1,437,465 thousand, whereas in Q2 2006 they went up by PLN 365,177 thousand). Concurrently, net cash provided by operating activities was positively affected by the PLN 245,775 thousand year-on-year increase in net profit in Q2 2007, as well as by positive trends in the balances of liabilities and accruals (in Q2 2007, increase in liabilities and accruals boosted net cash by PLN 1,426,498 thousand, and in Q2 2006 – by PLN 1,093,630 thousand).

In Q2 2007, net cash used in investing activities stood at (-)PLN 433,662 thousand, and was PLN 147,547 thousand higher compared with the second quarter of the previous year. Net cash used in investing activities in Q2 2007 was negatively affected by expenditure on property, plant and equipment, which amounted to (-)PLN 737,449 thousand (against (-)PLN 270,421 thousand in Q2 2006), and positively affected by the disposal of short-term securities worth PLN 148,869 thousand (PLN 25,828 thousand in Q2 2006) and higher interest and dividends received, which totalled PLN 138,469 thousand (in Q2 2006, interest and dividends received amounted to PLN 9,890 thousand).

In Q2 2007, net cash used in financing activities amounted to (-)PLN 1,019,284 thousand, compared with (-)PLN 974,242 thousand in the same period of the previous year. The higher negative net balance on financing activities in 2007 is connected with higher repayments of contracted loans and borrowings (PLN 1,566,450 thousand in Q2 2007

compared with PLN 1,295,393 in Q2 2006), higher amount of interest paid (PLN 233,948 thousand) and redemption of debt securities for PLN 88,843 thousand. The negative effect of those cash flows was mitigated by the inflow of cash from long- and short-term loans and advances, totalling PLN 871,282 thousand (compared with 368,470 thousand in Q2 2006).

The joint effect of all the cash flows discussed above was an increase in cash as at June 30th 2007 by PLN 1,063,944 thousand compared with June 30th 2006, to PLN 2,254,585 thousand.

APPENDIX I

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENTS
for the periods of 6 and 3 months ended June 30th 2007 and June 30th 2006 (PLN '000)

ITEM	6 months ended June 30th 2007 (unaudited)	3 months ended June 30th 2007 (unaudited)	6 months ended June 30th 2006 (unaudited)	3 months ended June 30th 2006 (unaudited)	% change 6 months	% change 3 months
Revenue from sales of products	29,420,065	15,655,785	24,035,951	13,228,853	22.4%	18.3%
Excise tax and other charges	-7,224,296	-3,748,975	-5,847,681	-3,084,038	23.5%	21.6%
Net revenue from sales of products	**22,195,769**	**11,906,810**	**18,188,270**	**10,144,815**	**22.0%**	**17.4%**
Revenue from sales of goods for resale and materials	8,651,354	5,046,480	7,315,799	3,837,875	18.3%	31.5%
Excise tax and other charges	-1,220,602	-734,993	-628,882	-438,152	94.1%	67.7%
Net revenue from sales of goods for resale and materials	**7,430,752**	**4,311,487**	**6,686,917**	**3,399,723**	**11.1%**	**26.8%**
Total sales revenue	**29,626,521**	**16,218,297**	**24,875,187**	**13,544,538**	**19.1%**	**19.7%**
Cost of products sold	-18,680,367	-10,009,917	-15,497,262	-8,321,430	20.5%	20.3%
Cost of goods for resale and materials sold	-6,769,176	-3,674,423	-6,046,321	-3,161,277	12.0%	16.2%
Cost of products, goods for resale and materials sold	-25,449,543	-13,684,340	-21,543,583	-11,482,707	18.1%	19.2%
Gross profit on sales	**4,176,978**	**,2,533,957**	**3,331,604**	**2,061,831**	**25.4%**	**22.9%**
Selling costs	-1,526,527	-779,990	-1,274,414	-628,611	19.8%	24.1%
General and administrative expenses	-766,612	-369,984	-538,483	-292,293	42.4%	26.6%
Other operating income*	209,710	80,372	245,924	113,184	-14.7%	-29.0%
Other operating expenses	-427,070	-172,638	-169,373	-74,959	152.1%	130.3%
Gain on disposal of all or part of shares in subordinated undertakings	0	0	1,280	0	-100.0%	0.0%
Operating profit	**1,666,479,**	**1,291,717**	**1,596,538**	**1,179,152**	**4.4%**	**9.5%**
Financial income	269,607	221,860	224,761	77,779	20.0%	185.2%
Financial expenses *	-366,681	-106,220	-326,746	-158,501	12.2%	-33.0%
Net financial income/expenses	**-97,074**	**115,640**	**-101,985**	**-80,722**	**-4.8%**	**-243.3%**
Share in net profit/loss of undertakings valued with equity method	123,632	70,430	99,185	52,433	24.6%	34.3%
Profit before tax	**1,693,037,**	**1,477,787**	**1,593,738**	**1,150,863**	**6.2%**	**28.4%**
Corporate income tax	363,795	-288,974	-277,901	-207,825	30.9%	39.0%
Net profit	**1,329,242,**	**1.188,813,**	**1,315,837**	**943,038**	**1.0%**	**26.1%**
including:						
Net profit (loss) attributable to minority interests	170,027	78,799	97,897	72,800	73.7%	8.2%
Net profit attributable to equity holders of the Parent Company	**1,159,215,**	**1,110,014,**	**1,217,940**	**870,238**	**-4.8%**	**27.6%**

APPENDIX II

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
as at June 30th 2007 and December 31st 2006
(PLN '000)

ITEM	Jun 30 2007 (unaudited)	Dec 31 2006	% change
ASSETS			
Non-current assets			
Property, plant and equipment	24,586,866	25,199,681	-2.4%
Intangible assets	497,602	619,783	-19.7%
Goodwill	140,184	143,704	-2.4%
Financial assets	544,134	570,932	-4.7%
Shares in undertakings consolidated with equity method	620,239	716,303	-13.4%
Loans granted	20,709	5,272	292.8%
Deferred tax asset	186,337	165,928	12.3%
Investment property	32,758	34,925	-6.2%
Perpetual usufruct right to land	91,597	87,722	4.4%
Other non-current assets	245,898	116,548	111.0%
Total non-current assets	**26,966,324**	**27,660,798**	**-2.5%**
Current assets			
Inventories	8,563,571	7,398,856	15.7%
Trade and other receivables	6,769,725	6,293,672	7.6%
Income taxes receivable	37,962	253,041	-85.0%
Current financial assets	10,538	7,424	41.9%
Prepayments and accrued income	149,735	121,358	23.4%
Cash	2,254,585	2,351,320	-4.1%
Other financial assets	78,806	302,007	-73.9%
Assets held for sale	1,035,609	1,030,608	0.5%
Total current assets	**18,900,531**	**17,758,286**	**6.4%**
Total assets	**45,866,855**	**45,419,084**	**1.0%**
LIABILITIES			
Equity			
Share capital	534,636	534,636	0.0%
Share capital revaluation adjustment	522,999	522,999	0.0%
Share capital*	**1,057,635**	**1,057,635**	0.0%
Share premium account	1,058,450	1,058,450	0.0%
Share premium revaluation adjustment	168,803	168,803	0.0%
Share premium account	**1,227,253**	**1,227,253**	**0.0%**
Hedging capital	56,473	8,506	563.9%
Currency-translation differences	- 512,279	22,003	-2428.2%
Retained profit, including:	17,706,413	16,535,543	7.1%
net profit attributable to equity holders of the parent	1,159,215	1,985,966	-41.6%
Equity (attributable to equity holders of the parent)	**19,535,495**	**18,850,940**	**3.6%**
Equity attributable to minority interests	2,703,034	2,731,623	-1.0%
Total equity	**22,238,529**	**21,582,563**	**3.0%**
Non-current liabilities			
Loans and borrowings	5,910,344	6,211,193	-4.8%
Provisions	807,434	814,192	-0.8%
Deferred tax liability	1,700,321	1,765,761	-3.7%
Other non-current liabilities	128,948	166,997	-22.8%
Total non-current liabilities	**8,547,047**	**8,958,143**	**-4.6%**

Current liabilities			
Trade and other payables and accruals	9,068,100	8,221,395	10.3%
Provisions	691,374	734,027	-5.8%
Income tax expense	113,903	106,261	7.2%
Loans and borrowings	4,137,752	4,277,912	-3.3%
Deferred income	47,121	27,060	74.1%
Other financial liabilities	840,027	1,315,767	-36.2%
Liabilities directly related to assets classified as held for sale	183,002	195,956	-6.6%
Total current liabilities	**15,081,279**	**14,878,378**	**1.4%**
Total equity and liabilities	**45,866,855**	**45,419,084**	**1.0%**

* Share capital was restated in accordance with IAS 29.

APPENDIX III

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH-FLOW STATEMENTS
for the periods of 6 and 3 months ended June 30th 2007 and June 30th 2006
(PLN '000)

ITEM	6 months ended June 30th 2007 (unaudited)	3 months ended June 30th 2007 (unaudited)	6 months ended June 30th 2006 (unaudited)	3 months ended June 30th 2006 (unaudited)	% change 6 months	% change 3 months
Cash flows from operating activities						
Net profit	**1,329,242**	**1,188,813**	**1,315,837**	**943,038**	**13,405**	**245,775**
Adjustments:						
Share in net profit/(loss) of undertakings valued with equity method	-123,632	-70,430	-99,185	-52,433	-24,447	-17,997
Depreciation and amortisation	1,201,256	581,632	1,030,829	464,519	170,427	117,113
Net interest and dividends	241,459	106,225	83,030	19,387	158,429	86,838
Income tax expense	363,795	288,974	277,901	207,825	85,894	81,149
(Profit)/loss on investing activities	75,073	-31,616	-52,741	-8,929	127,814	-22,687
(Increase) in receivables	-663,227	-379,883	-1,123,563	-474,289	460,336	94,406
(Increase) in inventories	-1,286,584	-1,437,465	-600,352	-365,177	-686,232	-1,072,288
Increase in liabilities and accruals	1,123,398	1,426,498	593,265	1,093,630	530,133	332,868
(Decrease) in provisions	-60,252	-50,215	-61,130	-16,602	878	-33,613
Other adjustments	-151,577	-216,096	76,719	34,148	-228,296	-250,244
Income tax paid	-140,314	-92,158	-313,513	-160,825	173,199	68,667
Net cash provided by/(used in) operating activities	**1,908,637**	**1,314,279**	**1,127,097**	**1,684,292**	**781,540**	**-370,013**
Cash flows from investing activities						
Acquisition of property, plant and equipment and intangible assets	-1,427,602	-737,449	-791,923	-270,421	-635,679	-467,028
Disposal of property, plant and equipment and intangible assets	59,922	33,502	83,606	6,393	-23,684	27,109
Disposal of shares	6,775	5,077	80,428	3,656	-73,653	1,421
Acquisition of shares*	-488,868	-23,180	-33,927	-9,891	-454,941	-13,289
Acquisition of short-term securities	-11,349	-6,160	-95,718	-51,007	84,369	44,847
Disposal of short-term securities	251,142	148,869	56,038	25,828	195,104	123,041
Dividends and interest received	199,563	138,469	12,916	9,890	186,647	128,579
Loans (granted)/repaid	-16,613	-4,151	3,745	923	-20,358	-5,074
Other	5,554	11,361	-4,809	-1,486	10,363	12,847
Net cash provided by/(used in) investing activities	**-1,421,476**	**-433,662**	**-689,644**	**-286,115**	**-731,832**	**-147,547**
Cash flows from financing activities						
Increase in long- and short-term loans and borrowings	2,974,107	871,282	4,088,184	368,470	-1,114,077	502,812
Issue of debt securities	750,000	0	0	0	750,000	0
Repayment of long- and short-term loans and borrowings	-3,891,939	-1,566,450	-4,360,018	-1,295,393	468,079	-271,057
Redemption of debt securities	-88,843	-88,843	0	0	-88,843	-88,843
Interest paid	-314,623	-233,948	-88,436	-41,301	-226,187	-192,647
Other	-11,970	-1,325	-12,738	-6,018	768	4,693
Net cash provided by/(used in) financing activities	**-583,268**	**-1,019,284**	**-373,008**	**-974,242**	**-210,260**	**-45,042**
Net change in cash	**-96,107**	**-138,667**	**64,445**	**423,935**	**-160,552**	**-562,602**
Foreign-exchange gains/(losses)	-628	-440	-657	-685	29	245
Cash at beginning of period	**2,351,320**	2,393,692	1,126,803	**767,341**	1,224,517	1,626,351
Cash at end of period, including:	**2,254,585**	**2,254,585**	**1,190,591**	**1,190,591**	**1,063,994**	**1,063,994**
restricted cash	24,709	24,709	98,319	98,319	-73,610	-73,610

* Including acquisition of shares from AB Mazeikiu Nafta minority shareholders for PLN 472,310 thousand in the period of the six months ended June 30th 2007.

APPENDIX IV

POLSKI KONCERN NAFTOWY ORLEN S.A.
KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENTS
for the periods of 6 and 3 months ended
June 30th 2007 and June 30th 2006
(PLN '000)

ITEM	6 months ended Jun 30 2007 (unaudited)	3 months ended Jun 30 2007 (unaudited)	6 months ended Jun 30 2006 (unaudited)	3 months ended Jun 30 2006 (unaudited)	% change 6 months	% change 3 months
REVENUE ON SALES TO THIRD PARTIES[1]						
Refining (Production and Wholesale)	15,293,317	8,630,931	11,936,788	6,794,912	28.1%	27.0%
Refining (Retail)	7,615,595	4,199,086	6,897,269	3,790,971	10.4%	10.8%
Petrochemicals	4,878,082	2,526,262	4,348,129	2,101,141	12.2%	20.2%
Chemicals	1,372,527	640,378	1,214,032	629,065	13.1%	1.8%
Other Activities	467,000	221,640	478,969	228,449	-2.5%	-3.0%
TOTAL	**29,626,521**	**16,218,297**	**24,875,187**	**13,544,538**	**19.1%**	**19.7%**
SEGMENT'S PROFIT/LOSS[2]						
Refining (Production and Wholesale)	850,580	836,233	1,010,779	904,698	-15.8%	-7.6%
Refining (Retail)	294,271	185,958	82,565	76,145	-	-
Petrochemicals	718,255	348,675	538,207	222,901	33.5%	56.4%
Chemicals	151,324	68,500	85,925	34,098	76.1%	100.9%
Other Activities	-64,585	-833	56,416	7,516	-214.5%	-111.1%
Exclusions	2,010	6,840	-3,567	1,311	-	-
Total of unallocated items	-285,376	-153,656	-173,787	-67,517	64.2%	127.6%
TOTAL	**1,666,479**	**1,291,717**	**1,596,538**	**1,179,152**	**4.4%**	**9.5%**
EXPENDITURE ON PROPERTY, PLANT AND EQUIPMENT						
Refining (Production and Wholesale)	768,813	419,864	226,829	148,293	238.9%	183.1%
Refining (Retail)	143,476	91,305	136,910	80,588	4.8%	13.3%
Petrochemicals	112,332	61,120	116,853	62,687	-3.9%	-2.5%
Chemicals	30,314	22,131	84,323	40,601	-64.1%	-45.5%
Other Activities	114,487	81,267	74,272	42,687	54.1%	90.4%
Total of unallocated items	42,393	23,057	13,524	5,132	213.5%	349.3%
TOTAL	**1,211,815**	**698,744**	**652,711**	**379,988**	**85.7%**	**83.9%**
DEPRECIATION AND AMORTISATION						
Refining (Production and Wholesale)	515,426	244,009	315,776	126,776	63.2%	92.5%
Refining (Retail)	145,700	72,564	137,605	67,315	5.9%	7.8%
Petrochemicals	308,901	152,677	367,456	166,169	-15.9%	-8.1%
Chemicals	88,776	43,001	92,755	44,590	-4.3%	-3.6%
Other Activities	127,877	61,865	105,940	55,605	20.7%	11.3%
Total of unallocated items	14,576	7,516	11,297	4,064	29.0%	84.9%
TOTAL	**1,201,256**	**581,632**	**1,030,829**	**464,519**	**16.5%**	**25.2%**

1. Revenue on sales to third parties comprises exclusively sales to undertakings outside of the PKN ORLEN Group.
2. Segment's profit/loss comprises profit on sales to third parties and transfer to other segments.

PKN ORLEN SA
SEC File
82-5036

APPENDIX V

POLSKI KONCERN NAFTOWY ORLEN S.A.
KEY CONSOLIDATED OPERATING DATA
for the periods of 6 and 3 months ended June 30th 2007 and June 30th 2006
(tonnes)

ITEM	6 months ended Jun 30 2007 (unaudited)	3 months ended Jun 30 2007 (unaudited)	6 months ended Jun 30 2006 (unaudited)	3 months ended Jun 30 2006 (unaudited)	% change 6 months	% change 3 months
CRUDE OIL THROUGHPUT ('000 tonnes)	**11,787**	**6,018**	**8,639**	**4,310**	**36.4%**	**39.6%**
REFINERY OUTPUT						
Gasoline	2,224,700	1,143,856	1,665,028	878,842	33.6%	30.2%
Diesel fuel	3,980,534	2,132,363	2,660,308	1,509,983	49.6%	41.2%
Fuel oil (III)	589,378	234,917	501,961	240,418	17.4%	-2.3%
Ekoterm	459,985	169,114	676,092	238,594	-32.0%	-29.1%
Jet A-1	278,712	156,440	224,128	127,570	24.4%	22.6%
LPG	258,331	130,253	156,475	70,521	65.1%	84.7%
Other refining products	1,779,730	926,904	909,603	640,040	95.7%	44.8%
TOTAL	**9,571,370**	**4,893,847**	**6,793,595**	**3,705,968**	**40.9%**	**32.1%**
SALES OF REFINING PRODUCTS						
Gasoline	3,159,225	1,679,201	2,225,380	1,231,423	42.0%	36.4%
Diesel fuel	4,581,206	2,520,752	3,391,124	1,978,681	35.1%	27.4%
Fuel oil (III)	1,186,278	522,441	428,895	219,586	176.6%	137.9%
Ekoterm	550,225	207,091	799,829	303,969	-31.2%	-31.9%
Jet A-1	319,934	185,021	224,795	129,957	42.3%	42.4%
LPG	380,510	206,292	214,339	123,165	77.5%	67.5%
Other refining products	864,689	573,520	953,121	691,782	-9.3%	-17.1%
TOTAL	**11,042,067**	**5,894,318**	**8,237,483**	**4,678,563**	**34.0%**	**26.0%**
CHEMICALS OUTPUT						
Polyethylene	248,127	123,661	243,369	119,569	2.0%	3.4%
Polypropylene	196,464	96,081	180,010	88,388	9.1%	8.7%
Ethylene	249,166	160,943	200,159	53,398	24.5%	201.4%
Propylene	168,738	111,209	159,830	47,240	5.6%	135.4%
Glycol	50,082	28,248	54,311	24,438	-7.8%	15.6%
Ammonium nitrate	375,116	211,012	275,570	144,040	36.1%	46.5%
CANWIL	213,077	102,226	195,656	89,460	8.9%	14.3%
Polyvinyl chloride (PVC)	208,934	116,687	172,255	81,558	21.3%	43.1%
Other products	1,293,534	913,100	1,185,567	583,475	9.1%	56.5%
TOTAL	**3,003,238**	**1,863,167**	**2,666,727**	**1,231,566**	**12.6%**	**51.3%**
SALES OF CHEMICALS						
Polyethylene	229,284	111,919	235,023	125,193	-2.4%	-10.6%
Polypropylene	196,983	96,952	184,403	98,422	6.8%	-1.5%
Ethylene	137,801	68,450	121,551	55,649	13.4%	23.0%
Propylene	122,780	56,157	111,699	49,767	9.9%	12.8%
Glycol	49,930	27,007	56,136	26,684	-11.1%	1.2%
Ammonium nitrate	254,198	116,199	266,190	115,386	-4.5%	0.7%
CANWIL	200,065	81,191	191,150	82,281	4.7%	-1.3%
Polyvinyl chloride (PVC)	130,703	64,780	178,316	85,279	-26.7%	-24.0%
Other products	1,087,028	553,463	1,029,618	461,580	5.6%	19.9%
TOTAL	**2,408,772**	**1,176,118**	**2,374,086**	**1,100,241**	**1.5%**	**6.9%**

APPENDIX VI

POLSKI KONCERN NAFTOWY ORLEN S.A.
SALES OF KEY PRODUCTS
for the periods of 6 and 3 months ended June 30th 2007 and June 30th 2006
(tonnes)

Sales volumes of light products at PKN ORLEN Group	6 months ended Jun 30 2007 (unaudited)	3 months ended Jun 30 2007 (unaudited)	6 months ended Jun 30 2006 (unaudited)	3 months ended Jun 30 2006 (unaudited)	% change 6 months	% change 3 months
Wholesale of key light products, including:	**6,825,766**	**3,684,841**	**4,926,969**	**2,754,095**	**38.5%**	**33.8%**
- gasoline	2,129,506	1,162,396	1,225,170	711,867	73.8%	63.3%
- Diesel fuel	3,571,583	1,990,688	2,560,667	1,538,302	39.5%	29.4%
- Jet A-1	319,934	185,021	224,795	129,957	42.3%	42.4%
- Ekoterm	550,225	207,091	799,827	303,969	-31.2%	-31.9%
- LPG	254,518	139,645	116,510	70,000	118.5%	99.5%
Retail sales of engine fuels, including:	**2,165,334**	**1,113,516**	**1,928,498**	**1,013,100**	**12.3%**	**9.9%**
- gasoline	1,029,719	516,805	1,000,210	519,556	3.0%	-0.5%
- Diesel fuel	1,009,623	530,064	830,457	440,379	21.6%	20.4%
- Ekoterm	0	0	2	0	-100.0%	-
- LPG	125,992	66,647	97,829	53,165	28.8%	25.4%
Total sales of fuels, including:	**8,991,100**	**4,798,357**	**6,855,467**	**3,767,195**	**31.2%**	**27.4%**
- engine fuels	8,440,875	4,591,266	6,055,638	3,463,226	39.4%	32.6%

PKN ORLEN SA
SEC File
82-5036

APPENDIX VII

The Management Board of Polski Koncern Naftowy ORLEN Spółka Akcyjna (PKN ORLEN) hereby reports on the impact of the LIFO inventory valuation method on the non-consolidated profit of PKN ORLEN and the consolidated profit of the PKN ORLEN Group for Q2 2007 and Q2 2007 year-to-date.

The profit before tax and the net profit (i.e. including the effect of deferred tax), as estimated by the Company for PKN ORLEN and the PKN ORLEN Group using the LIFO inventory valuation method, are as follows (data in PLN '000):

Item	6 months ended Jun 30 2007		3 months ended Jun 30 2007		6 months ended Jun 30 2006		3 months ended Jun 30 2006	
	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation
Non-consolidated profit before tax	1,660,817	1,386,116	1,241,244	782,874	1,589,289	1,087,014	1,285,271	941,633
Non-consolidated net profit	1,450,797	1,228,289	1.060,414	689,134	1,400,836	993,993	1,152,989	874,642
Consolidated profit before tax	1,693,037	1,412,680	1,477,787	881,861	1,593,738	1,048,088	1,150,863	784,258
Consolidated net profit	1,329,242	1,105,480	1,188,813	709,861	1,315,837	875,913	943,038	646,935

PKN ORLEN S.A. and the PKN ORLEN Group apply the inventory valuation method based on the weighted average production or acquisition cost. This method defers the impact of oil price increases or decreases on the prices of final products. Therefore, the results generated by PKN ORLEN S.A. and the PKN ORLEN Group are positively affected when crude oil prices increase, while the situation is the opposite when the prices decline. The application of the LIFO inventory valuation method results in the current production being valued based on the current price of crude oil purchased by the Group. Accordingly, an upward trend in oil prices decreases, and a falling trend in oil prices increases the Group's results relative to the results obtained when the weighted average method is applied. These trends are most apparent when crude oil prices are subject to significant changes. As a result of a significant increase in both the stocks of crude oil and price of processed crude oil in Q2 2007, the negative adjustment to the profit reflecting the application of the LIFO inventory valuation was considerably greater in Q2 2007 than in Q2 2006.

The assumptions used for the calculation of estimated profits using the LIFO method are the same as those used for previous LIFO estimates; these assumptions were published in Current Report No. 29 of May 21st 2001.

Legal basis*:

Art. 56.1.1 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organised Trading, and Public Companies, dated July 29th 2005 (Dz. U. No. 184, item 1539).

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	2q2007 Results
Released	07:00 13-Aug-07
Number	9490B

PKN ORLEN SA
SEC File
82-5036

Polski Koncern Naftowy ORLEN S.A. has announced its consolidated results for the second quarter of 2007. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/9490b_-2007-8-13.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. webside: www.orlen.pl .

END

Close

PKN ORLEN SA
SEC File
82-5036

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

Condensed consolidated financial statements for the periods of 6 and 3 months ended 30 June 2007

Prepared in accordance with International Financial Reporting Standards

POLISH FINANCIAL SUPERVISION AUTHORITY

Consolidated Quarterly Report QSr II quarter/ 2007

quarter / (year)

(in accordance with § 86 section 2 and § 87 section 1 of the Minister of Finance Decree of 19 October 2005, Official Journal No. 209, item 1744)
(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the second quarter of the reporting year 2007, that is for the period from 01.01.2007 to 30.06.2007 which includes condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN) and abbreviated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN).

On 13 August 2007
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN	***CHEMICAL (che)***
(abbreviated name of the issuer)	(industrial sector in line with classification of Warsaw Stock Exchange)
09-411	***PŁOCK***
(zip code)	(location)
CHEMIKÓW	***7***
(street)	(number)

48 24 365 28 95	**48 24 365 40 40**	**media@orlen.pl**
(telephone)	(fax)	(e-mail)
774-00-01-454	**610188201**	**www.orlen.pl**
(NIP)	(REGON)	(www)

KPMG AUDYT SP. Z O.O.
(Entity authorized to conduct audit)

PKN ORLEN SA
SEC File
82-5036

SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	II quarter (cumulative data) period from 1.01.2007 to 30.06.2007	II quarter (cumulative data) period from 1.01.2006 to 30.06.2006	II quarter (cumulative data) period from 1.01.2007 to 30.06.2007	II quarter (cumulative data) period from 1.01.2006 to 30.06.2006
Data in respect of consolidated financial statement				
I. Total sales revenues	29 626 521	24 675 187	7 698 000	6 463 438
II. Profit from operations	1 666 479	1 596 538	433 009	414 836
III. Profit before tax	1 693 037	1 593 738	439 910	414 109
IV. Net profit attributable to equity holders of the parent	1 159 215	1 217 940	301 204	316 463
V. Net cash provided by operating activities	1 908 637	1 127 097	495 929	292 859
VI. Net cash used in investing activites	(1 421 476)	(689 644)	(369 348)	(179 194)
VII. Net cash used in financing activities	(583 268)	(373 008)	(151 553)	(96 920)
VIII. Net change in cash and cash equivalents	(96 107)	64 445	(24 972)	16 745
	as of 30 June 2007	as of 31 December 2006	as of 30 June 2007	as of 31 December 2006
IX. Non-current assets	26 966 324	27 660 798	7 160 849	7 345 265
X. Current assets	18 900 531	17 758 286	5 018 995	4 715 674
XI. Total Assets	45 866 855	45 419 084	12 179 844	12 060 939
XII. Long-term liabilities	8 547 047	8 958 143	2 269 650	2 378 815
XIII. Short-term liabilities	15 081 279	14 878 378	4 004 801	3 950 921
XIV. Equity	22 238 529	21 582 563	5 905 393	5 731 203
XV. Share capital *	1 057 635	1 057 635	280 853	280 853
XVI. Equity attributable to equity holders of the parent	19 535 495	18 850 940	5 187 608	5 005 826
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	51,99	50,46	13,81	13,40

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	II quarter (cumulative data) period from 1.01.2007 to 30.06.2007	II quarter (cumulative data) period from 1.01.2006 to 30.06.2006	II quarter (cumulative data) period from 1.01.2007 to 30.06.2007	II quarter (cumulative data) period from 1.01.2006 to 30.06.2006
Data in respect of condensed financial statement				
I. Total sales revenues	19 161 560	15 158 938	4 978 839	3 938 819
II. Profit from operations	1 093 937	1 080 784	284 243	280 825
III. Profit before tax	1 660 817	1 589 289	431 538	412 953
IV. Net profit	1 450 797	1 400 836	376 967	363 986
V. Net cash provided by operating activities	665 988	85 848	173 047	22 306
VI. Net cash used in investing activities	(632 742)	(313 529)	(164 408)	(81 466)
VII. Net cash provided by financing activities	100 350	109 911	26 074	28 559
VIII. Net change in cash and cash equivalents	133 596	(117 770)	34 713	(30 601)
IX.Earnings and diluted earnings per ordinary share (in PLN/EUR)	3,39	3,28	0,88	0,85
	as of 30 June 2007	as of 31 December 2006	as of 30 June 2007	as of 31 December 2006
X. Non-current assets	19 345 060	18 996 554	5 137 039	5 044 494
XI. Current assets	10 825 486	8 474 447	2 874 684	2 250 371
XII. Total assets	30 170 546	27 471 001	8 011 723	7 294 865
XIII. Long-term liabilities	4 085 512	4 249 852	1 084 899	1 128 539
XIV. Short-term liabilities	9 587 542	8 211 563	2 545 951	2 180 563
XV. Equity	16 497 492	15 009 586	4 380 873	3 985 763
XV. Share capital *	1 057 635	1 057 635	280 853	280 853
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	38,57	35,09	10,24	9,32

* Share capital after revaluation in accordance with IAS 29

The above data for II quarter 2007 and 2006 were translated into EUR by the following exchange rates:

- specific items of assets, equity and liabilities - by the average exchange rate published as of 30 June 2007 – 3.7658 PLN/EUR,
- specific items of income statement and cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 30 June 2007) – 3.8486 PLN / EUR.

CONSOLIDATED BALANCE SHEET
(all amounts in PLN thousand)

	30 June 2007 (unaudited)	31 December 2006
ASSETS		
Non-current assets		
Property, plant and equipment	24 586 866	25 199 681
Intangible assets	497 602	619 783
Goodwill	140 184	143 704
Long-term financial investments	544 134	570 932
Investments in associates	620 239	716 303
Loans granted	20 709	5 272
Deferred tax assets	186 337	165 928
Investment property	32 758	34 925
Perpetual usufruct of land	91 597	87 722
Other non-current assets	245 898	116 548
Total non-current assets	**26 966 324**	**27 660 798**
Current assets		
Inventory	8 563 571	7 398 856
Trade and other receivables	6 769 725	6 293 672
Income tax receivable	37 962	253 041
Short-term investments	10 538	7 424
Short-term prepayments	149 735	121 358
Cash and cash equivalents	2 254 585	2 351 320
Other financial assets	78 806	302 007
Non-current assets clasiffied as held for sale	1 035 609	1 030 608
Total current assets	**18 900 531**	**17 758 286**
Total assets	**45 866 855**	**45 419 084**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Equity		
Nominal share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital *	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	**56 473**	**8 506**
Foreign exchange differences on subsidiaries from consolidation	**(512 279)**	**22 003**
Retained earnings:	**17 706 413**	**16 535 543**
incl. net profit atributable to equity holders of the parent	1 159 215	1 985 966
Total equity (attributed to equity holders of the parent)	**19 535 495**	**18 850 940**
Minority interest	2 703 034	2 731 623
Total equity	**22 238 529**	**21 582 563**
Long-term liabilities		
Interest-bearing loans and borrowings	5 910 344	6 211 193
Provisions	807 434	814 192
Deferred tax liabilities	1 700 321	1 765 761
Other long-term liabilities	128 948	166 997
Total long-term liabilities	**8 547 047**	**8 958 143**
Short-term liabilities		
Trade and other liabilities and accrued expenses	9 068 100	8 221 395
Provisions	691 374	734 027
Income tax liability	113 903	106 261
Interest-bearing loans and borrowings	4 137 752	4 277 912
Deferred income	47 121	27 060
Other short-term financial liabilities	840 027	1 315 767
Liabilities related to non-current assets classified as held for sale	183 002	195 956
Total short-term liabilities	**15 081 279**	**14 878 378**
Total liabilities and shareholders' equity	**45 866 855**	**45 419 084**

* Share capital after revaluation in accordance with IAS 29

PKN ORLEN SA
SEC File
82-5036

CONSOLIDATED INCOME STATEMENT
(all amounts in PLN thousand)

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Operating activities		
Net sales revenues		
Sales of finished goods	29 420 065	24 035 951
Excise tax and other charges	(7 224 296)	(5 847 681)
Revenues from sale of finished goods, net	22 195 769	18 188 270
Sales of merchandise and raw materials	8 651 354	7 315 799
Excise tax and other charges	(1 220 602)	(628 882)
Revenues from sale of merchandise and raw materials, net	7 430 752	6 686 917
Total sales revenues	**29 626 521**	**24 875 187**
Cost of finished goods sold	(18 680 367)	(15 497 262)
Cost of merchandise and raw materials sold	(6 769 176)	(6 046 321)
Cost of finished goods, merchandise and raw materials sold	(25 449 543)	(21 543 583)
Gross profit on sales	**4 176 978**	**3 331 604**
Distribution expenses	(1 526 527)	(1 274 414)
General and administrative expenses	(766 612)	(538 483)
Other operating revenues	209 710	245 924
Other operating expenses	(427 070)	(169 373)
Profit on the sale of all or part of shares of related parties	-	1 280
Profit from operations	**1 666 479**	**1 596 538**
Financial revenues	269 607	224 761
Financial expenses	(366 681)	(326 746)
Net financial revenues and expenses	**(97 074)**	**(101 985)**
Share in profit from investments accounted for under equity method	123 632	99 185
Profit before tax	**1 693 037**	**1 593 738**
Income tax expense	(363 795)	(277 901)
Net profit	**1 329 242**	**1 315 837**
incl.		
Minority interest	170 027	97 897
Net profit attributable to equity holders of the parent	**1 159 215**	**1 217 940**

PKN ORLEN SA
SEC File
82-5036

CONSOLIDATED INCOME STATEMENT
(all amounts in PLN thousand)

	for 3 months ended 30 June 2007 (unaudited)	for 3 months ended 30 June 2006 (unaudited)
Operating activities		
Net sales revenues		
Sales of finished goods	15 655 785	13 228 853
Excise tax and other charges	(3 748 975)	(3 084 038)
Revenues from sale of finished goods, net	11 906 810	10 144 815
Sales of merchandise and raw materials	5 046 480	3 837 875
Excise tax and other charges	(734 993)	(438 152)
Revenues from sale of merchandise and raw materials, net	4 311 487	3 399 723
Total sales revenues	**16 218 297**	**13 544 538**
Cost of finished goods sold	(10 009 917)	(8 321 430)
Cost of merchandise and raw materials sold	(3 674 423)	(3 161 277)
Cost of finished goods, merchandise and raw materials sold	(13 684 340)	(11 482 707)
Gross profit on sales	**2 533 957**	**2 061 831**
Distribution expenses	(779 990)	(628 611)
General and administrative expenses	(369 984)	(292 293)
Other operating revenues	80 372	113 184
Other operating expenses	(172 638)	(74 959)
Profit from operations	**1 291 717**	**1 179 152**
Financial revenues	221 860	77 779
Financial expenses	(106 220)	(158 501)
Net financial revenues and expenses	**115 640**	**(80 722)**
Share in profit from investments accounted for under equity method	70 430	52 433
Profit before tax	**1 477 787**	**1 150 863**
Income tax expense	(288 974)	(207 825)
Net profit	**1 188 813**	**943 038**
incl.		
Minority interest	78 799	72 800
Net profit attributable to equity holders of the parent	**1 110 014**	**870 238**

PKN ORLEN SA
SEC File
82-5036

CONSOLIDATED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Cash flows - operating activities		
Net profit	**1 329 242**	**1 315 837**
Adjustments for:		
Share in profit from investments accounted for under equity method	(123 632)	(99 185)
Depreciation	1 201 256	1 030 829
Interest and dividend, net	241 459	83 030
Income tax expense	363 795	277 901
Loss/(Profit) on investing activities	75 073	(52 741)
(Increase) in receivables	(663 227)	(1 123 563)
(Increase) in inventories	(1 286 584)	(600 352)
Increase in liabilities and accruals	1 123 398	593 265
(Decrease) in provisions	(60 252)	(61 130)
Other	(151 577)	76 719
Income tax paid	(140 314)	(313 513)
Net cash provided by operating activities	**1 908 637**	**1 127 097**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(1 427 602)	(791 923)
Proceeds from the sale of property, plant and equipment and intangible assets	59 922	83 606
Proceeds from the sale of shares	6 775	80 428
Acquisition of shares *	(488 868)	(33 927)
Acquisition of short-term securities	(11 349)	(95 718)
Proceeds from the sale of short-term securities	251 142	56 038
Interest and dividends received	199 563	12 916
Loans (granted)/repaid	(16 613)	3 745
Other	5 554	(4 809)
Net cash (used in) investing activities	**(1 421 476)**	**(689 644)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans	2 974 107	4 088 184
Debt securitities issued	750 000	-
Repayment of long and short-term borrowings and loans	(3 891 939)	(4 360 018)
Repurchase of debt securities	(88 843)	-
Interest paid	(314 623)	(88 436)
Other	(11 970)	(12 738)
Net cash (used in) financing activities	**(583 268)**	**(373 008)**
Net change in cash and cash equivalents	**(96 107)**	**64 445**
Effect of exchange rate changes	(628)	(657)
Cash and cash equivalents, beginning of the period	**2 351 320**	**1 126 803**
Cash and cash equivalents, end of the period	**2 254 585**	**1 190 591**
incl. cash and cash equivalents not available for use	24 709	98 319

* including in the period of 6 months ended 30 June 2007 purchase of shares in Mazeikiu held by minority shareholders of PLN 472,310 thousand.

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENT OF CHANGES IN CONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2007	**534 636**	**522 999**	**1 058 450**	**168 803**	**8 506**	**22 003**	**16 535 543**	**2 731 623**	**21 582 563**
Net profit	-	-	-	-	-	-	1 159 215	170 027	1 329 242
Increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	74 656	-	-	-	74 656
Deferred tax on increase in cash flow hedge accounting	-	-	-	-	(14 185)	-	-	-	(14 185)
Decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	(19 078)	-	-	-	(19 078)
Deferred tax on decrease in cash flow hedge *accounting due to settlement of instruments*	-	-	-	-	3 588	-	-	-	3 588
Increase in cash flow hedge accounting due to settlement of instruments	-	-	-	-	3 686	-	-	-	3 686
Deferred tax on increase in cash flow hedge accounting due to settlement of instruments	-	-	-	-	(700)	-	-	-	(700)
Change of minority interest	-	-	-	-	-	-	11 655	(11 655)	-
Minority interest in dividend paid	-	-	-	-	-	-	-	(50 179)	(50 179)
Foreign exchange differences on consolidation	-	-	-	-	-	(534 282)	-	(136 782)	(671 064)
30 June 2007 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**56 473**	**(512 279)**	**17 706 413**	**2 703 034**	**22 238 529**

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**57 334**	**(156 014)**	**14 485 629**	**2 641 152**	**19 312 989**
Net profit	-	-	-	-	-	-	1 217 940	97 897	1 315 837
Decrease in cash flow hedge accounting due to valuation of instruments	-	-	-	-	(35 738)	-	-	-	(35 738)
Deferred tax on decrease in cash flow hedge accounting	-	-	-	-	6 555	-	-	-	6 555
Change of minority interest	-	-	-	-	-	-	-	(6 692)	(6 692)
Foreign exchange differences on consolidation	-	-	-	-	-	265 975	-	147 558	413 533
Other	-	-	-	-	-	-	347	-	347
30 June 2006 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**28 151**	**109 961**	**15 703 916**	**2 879 915**	**21 006 831**

PKN ORLEN SA
SEC File
82-5036

The accompanying notes are an integral part of these condensed consolidated financial statements

(all amounts in PLN thousand)

The statement of profits and losses recognized directly in equity regarding 6 months ended 30 June 2007 and 30 June 2006

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Increase/(Decrease) in valuation of financial instruments, net	60 471	(29 183)
Foreign exchange differences on subsidiaries from consolidation	(671 064)	413 533
Other	-	347
Profit/(loss) recognized directly in equity	(610 593)	384 697
Net profit for the period	1 329 242	1 315 837
Profit recognized in current period and in equity, total	**718 649**	**1 700 534**

PKN ORLEN SA
SEC File
82-5036

UNCONSOLIDATED CONDENSED BALANCE SHEET
(all amounts in PLN thousand)

	30 June 2007 (unaudited)	31 December 2006
ASSETS		
Non-current assets		
Property, plant and equipment	7 926 190	8 001 116
Intangible assets	39 696	42 806
Long-term financial investments	33 890	32 652
Investment in associates	11 246 654	10 791 463
Loans granted	3 443	5 589
Perpetual usufruct of land	77 936	75 948
Other non-current assets	17 251	46 980
Total non-current assets	**19 345 060**	**18 996 554**
Current assets		
Inventory	5 335 329	4 515 736
Trade and other receivables	4 832 073	3 475 623
Income tax receivable	750	55 394
Short-term investments	11 626	-
Loans granted	52 219	3 387
Short-term prepayments	51 074	55 396
Cash and cash equivalents	440 354	307 315
Other financial assets	73 554	55 446
Non-current assets clasiffied as held for sale	28 507	6 150
Total current assets	**10 825 486**	**8 474 447**
Total assets	**30 170 546**	**27 471 001**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Equity		
Nominal share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital *	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	**60 556**	**23 447**
Retained earnings:	**14 152 048**	**12 701 251**
incl. net profit	1 450 797	2 199 876
Total equity	**16 497 492**	**15 009 586**
Long-term liabilities		
Interest-bearing loans and borrowings	3 331 413	3 495 630
Provisions	468 800	475 737
Deferred tax liabilities	261 616	228 199
Other long-term liabilities	23 683	50 286
Total long-term liabilities	**4 085 512**	**4 249 852**
Short-term liabilities		
Trade and other liabilities and accrued expenses	5 510 908	4 457 301
Provisions	592 069	604 812
Income tax liability	25 760	-
Interest-bearing loans and borrowings	3 456 038	3 139 842
Deferred income	1 042	1 081
Other short-term financial liabilities	1 725	8 527
Total short-term liabilities	**9 587 542**	**8 211 563**
Total liabilities and shareholders' equity	**30 170 546**	**27 471 001**

* share capital after revaluation in accordance with IAS 29

UNCONSOLIDATED CONDENSED INCOME STATEMENT
(all amounts in PLN thousand)

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Operating activities		
Net sales revenues		
Sales of finished goods	16 525 616	16 041 604
Excise tax and other charges	(5 351 010)	(4 480 421)
Revenues from sale of finished goods, net	11 174 606	11 561 183
Sales of merchandise and raw materials	8 741 970	3 887 111
Excise tax and other charges	(755 016)	(289 356)
Revenues from sale of merchandise and raw materials, net	7 986 954	3 597 755
Total sales revenues	**19 161 560**	**15 158 938**
Cost of finished goods sold	(9 326 332)	(9 723 336)
Cost of merchandise and raw materials sold	(7 634 325)	(3 345 478)
Cost of finished goods, merchandise and raw materials sold	(16 960 657)	(13 068 814)
Gross profit on sales	**2 200 903**	**2 090 124**
Distribution expenses	(752 108)	(726 715)
General and administrative expenses	(297 586)	(248 317)
Other operating revenues	75 919	62 775
Other operating expenses	(133 191)	(97 083)
Profit from operations	**1 093 937**	**1 080 784**
Financial revenues *	768 183	591 443
Financial expenses	(201 303)	(82 938)
Net financial revenues and expenses	**566 880**	**508 505**
Profit before tax	**1 660 817**	**1 589 289**
Income tax expense	(210 020)	(188 453)
Net profit	**1 450 797**	**1 400 836**
**Basic and diluted earnings per share (per share in Polish Zloty) ** **	**3,39**	**3,28**

* including dividend from Polkomtel S.A. in the amount of PLN 202,315 thousand in the period of 6 months ended 30 June 2007 and PLN 461,270 thousand in the period of 6 months ended 30 June 2006
** in the period of 6 months ended 30 June 2007 and 30 June 2006 there was no additional shares issue

UNCONSOLIDATED CONDENSED INCOME STATEMENT
(all amounts in PLN thousand)

	for 3 months ended 30 June 2007 (unaudited)	for 3 months ended 30 June 2006 (unaudited)
Operating activities		
Net sales revenues		
Sales of finished goods	8 619 515	8 608 807
Excise tax and other charges	(2 745 672)	(2 356 126)
Revenues from sale of finished goods, net	5 873 843	6 252 681
Sales of merchandise and raw materials	5 693 759	2 335 696
Excise tax and other charges	(494 671)	(166 892)
Revenues from sale of merchandise and raw materials, net	5 199 088	2 168 804
Total sales revenues	**11 072 931**	**8 421 485**
Cost of finished goods sold	(4 707 593)	(5 095 604)
Cost of merchandise and raw materials sold	(5 003 904)	(2 031 591)
Cost of finished goods, merchandise and raw materials sold	(9 711 497)	(7 127 195)
Gross profit on sales	**1 361 434**	**1 294 290**
Distribution expenses	(380 788)	(364 374)
General and administrative expenses	(155 388)	(128 313)
Other operating revenues	35 884	35 353
Other operating expenses	(55 336)	(65 604)
Profit from operations	**805 806**	**771 352**
Financial revenues	459 993	555 640
Financial expenses	(24 555)	(41 721)
Net financial revenues and expenses	**435 438**	**513 919**
Profit before tax	**1 241 244**	**1 285 271**
Income tax expense	(180 830)	(132 282)
Net profit	**1 060 414**	**1 152 989**

UNCONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Cash flows - operating activities		
Net profit	**1 450 797**	**1 400 836**
Adjustments for:		
Depreciation	438 830	440 397
Interest and dividend, net*	(425 580)	(516 830)
Income tax expense	210 020	188 453
Loss on investing activities	39 178	4 391
(Increase) in receivables	(1 140 490)	(986 900)
(Increase) in inventories	(819 593)	(733 082)
Increase in liabilities and accruals	1 129 978	500 232
(Decrease) in provisions	(28 385)	(49 486)
Other adjustments	(92 568)	70 684
Income tax paid	(96 199)	(232 847)
Net cash provided by operating activities	**665 988**	**85 848**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(498 323)	(518 849)
Proceeds from the sale of property, plant and equipment	7 477	2 639
Proceeds from the sale of subsidiaries	-	4 720
Proceeds from the sale of shares in AWSA Holland	-	73 007
Acquisition of shares **	(485 509)	(33 587)
Interest and dividends received	369 133	45 811
Loans granted to related parties	(47 000)	-
Proceeds from repayment of loans granted to related parties	338	338
Proceeds from the acquisition of liabilities of the Unipetrol Group	36 951	113 367
Other	(15 809)	(975)
Net cash (used in) investing activities	**(632 742)**	**(313 529)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans	1 261 729	1 608 726
Debt securitities issued	750 000	-
Repayment of long and short-term borrowings and loans	(1 772 070)	(1 466 567)
Interest paid	(139 309)	(32 248)
Net cash provided by financing activities	**100 350**	**109 911**
Net change in cash and cash equivalents	**133 596**	**(117 770)**
Effect of exchange rate changes	(557)	(813)
Cash and cash equivalents, beginning of the period	**307 315**	**283 509**
Cash and cash equivalents, end of period	**440 354**	**164 926**
incl. cash and cash equivalents not available for use	-	3 000

* including dividend from Polkomtel S.A. in the amount of PLN 202,315 thousand in the period of 6 months ended 30 June 2007 and PLN 461,270 thousand in the period of 6 months ended 30 June 2006
** including in the period of 6 months ended 30 June 2007 purchase of shares in Mazeikiu held by minority shareholders of PLN 472,310 thousand

POLSKI KONCERN NAFTOWY ORLEN S.A.
UNCONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2007	**534 636**	**522 999**	**1 058 450**	**168 803**	**23 447**	**12 701 251**	**15 009 586**
Net profit	-	-	-	-	-	1 450 797	1 450 797
Increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	65 628	-	65 628
Deferred tax on increase in cash flow hedge accounting	-	-	-	-	(12 469)	-	(12 469)
Decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	(19 815)	-	(19 815)
Deferred tax on decrease in cash flow hedge accounting	-	-	-	-	3 765	-	3 765
30 June 2007 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**60 556**	**14 152 048**	**16 497 492**

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**78 440**	**10 501 376**	**12 864 704**
Net profit	-	-	-	-	-	1 400 836	1 400 836
Decrease in cash flow hedge accounting due to valuation if instruments	-	-	-	-	(41 405)	-	(41 405)
Deferred tax on decrease in cash flow hedge accounting	-	-	-	-	7 868	-	7 868
30 June 2006 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**44 903**	**11 902 212**	**14 232 003**

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

The statement of profits and losses recognized directly in equity regarding 6 months ended 30 June 2007 and 30 June 2006

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Increase/(Decrease) in valuation of financial instruments, net	53 159	(33 537)
Profit/(Loss) recognized directly in equity	53 159	(33 537)
Net profit for the period	1 450 797	1 400 836
Profit recognized in current period and in equity, total	**1 503 956**	**1 367 299**

(all amounts in PLN thousand)

I. PRINCIPLE ACTIVITY OF THE GROUP

The Parent Company of the Polski Koncern Naftowy ORLEN Capital Group ("Group", "Capital Group") is Polski Koncern Naftowy ORLEN S.A. ("Company", "PKN ORLEN", "Parent", "Issuer"), seated in Płock, 7 Chemików Street.
The Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993. The Parent was registered as Mazowieckie Zakłady Rafineryjne i Petrochemiczne "Petrochemia Płock" S.A. in the District Court in Płock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spółka Akcyjna.
On 7 September 1999, Centrala Produktów Naftowych "CPN" Spółka Akcyjna was incorporated, thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spółka Akcyjna.

The Group activities include processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products as well as their transport, retail and wholesale.
Until the second public offering, completed in July 2000, the Group was primarily controlled, directly or indirectly, by the Polish State Treasury with minority shareholding of employees and others. The State Treasury supervised the Group through its control of the Group's majority shareholder, Nafta Polska S.A. As at 31 July 2007 Nafta Polska S.A. owned directly or indirectly 17.32% of the Company's shares, the Polish State Treasury 10.20% and other shareholders owned 72.48% of the Company's shares.

II. INFORMATION ON PRINCIPLES ADOPTED FOR PREPARATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR II QUARTER 2007

1. Statement of compliance

The condensed consolidated financial statements and condensed unconsolidated financial statements presented in this consolidated report have been prepared in accordance with IAS 34 "Interim financial reporting" and in the scope required under the Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities (Official Journal No. 209, item 1744), and they cover the period from 1 January to 30 June 2007 and the comparative period from 1 January to 30 June 2006.

The presented condensed consolidated financial statements are compliant with all requirements of IAS 34 "Interim financial reporting" and present a true and fair view of the Group's financial position as at 30 June 2007 and 31 December 2006, results of its operations for the 6 months period ended 30 June 2007 and 30 June 2006 as well as its cash flows for the 6 months periods ended 30 June 2007 and 30 June 2006.

The condensed consolidated financial statement had been prepared assuming that the Group will continue to operate as a going concern in the foreseeable future. As at the date of approval of these financial statements there is no evidence indicating that the Capital Group will not be able to continue its operations as a going concern.

2. Format and general principles for preparation of condensed consolidated and condensed unconsolidated balance sheet, condensed consolidated and condensed unconsolidated income statement, condensed statement of changes in consolidated and unconsolidated equity and condensed consolidated and condensed unconsolidated cash flow statement

The condensed consolidated and condensed unconsolidated quarterly financial statements included in this consolidated quarterly report were prepared in accordance with the IAS 34 "Interim financial reporting" and in the scope required under the Decree of the Minister of Finance of 19 October 2005 on current and periodical information presented by issuers of securities published in Official Journal no. 209, item 1744 ("The Decree"). The statements comprise the period from 1 January to 30 June 2007 and the comparative period from 1 January to 30 June 2006.
According to the paragraph § 87.1 of the Decree, the issuer, who is a parent company is not obliged to prepare a separate quarterly report, providing that the condensed unconsolidated quarterly financial statements, comprising balance sheet, income statement, statements of changes in equity and cash flow statements, are included in the consolidated quarterly report.

3. Accounting principles

In the current period the Group did not introduce substantial changes in the accounting principles compared to the ones applied in 2006. The accounting principles in scope exploration and exploitation of hydrocarbons were actualized in 2007. Accounting principles applied by the Parent and the PKN ORLEN Capital Group in the period covered by these financial statements were presented in published condensed consolidated financial statement for I quarter 2007

(all amounts in PLN thousand)

4. Functional currency and presentation currency of financial statements and methods applied to translation of data denominated in foreign currencies

a) Functional currency and presentation currency

Functional currency of the Parent and presentation currency of the foregoing consolidated financial statements is Polish zloty.
Financial statements of foreign entities, for consolidation purposes, are translated into Polish zloty using the following procedures:

- assets and liabilities of each presented balance sheet are translated at the closing rate at the given balance sheet date;
- respective items in the income statement are translated at exchange rates at the dates of the transactions. All resulting exchange differences are recognized as a separate component of equity.

b) Methods applied to translation of data denominated in foreign currencies

The financial data denominated in EUR were translated in line with the following methods:

- particular assets and liabilities – at the closing rate for 30 June 2007 –3.7658 PLN / EUR, for 31 December 2006 –3.8312 PLN / EUR,
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2007 to 30 June 2007 –3.8486 PLN / EUR; for the period from 1 January 2006 to 30 June 2006 –3.9002 PLN / EUR.

The financial data denominated in CZK were translated in line with the following methods:

- particular assets and liabilities – at the closing rate for 30 June 2007 –0.1311 PLN / CZK, for 31 December 2006 –0.1393 PLN / CZK,
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2007 to 30 June 2007 –0.1360 PLN / CZK, for the period from 1 January 2006 to 30 June 2006 –0.1374 PLN / CZK.

The financial data denominated in USD were translated in line with the following methods:

- particular assets and liabilities – at the closing rate for 30 June 2007 –2.7989 PLN / USD, for 31 December 2006 – 2.9105 PLN / USD,
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2007 to 30 June 2007 –2.8903 PLN / USD.

5. Companies included in the consolidated financial statements

The Group's condensed consolidated financial statements include PKN ORLEN S.A. as Parent Company and entities located mainly in Poland, Czech Republic, Lithuania and Germany constituting the Group as at the 30 June 2007, presented below:

(all amounts in PLN thousand)

THE GROUP DIVISION BY BUSINESS SEGMENTS*

REFINING SEGMENT

- ORLEN Gaz Sp. z o.o 100 %
- Capital Group of ORLEN PetroProfit Sp. z o.o. 100 % [1]
- ORLEN PetroCentrum Sp. z o.o 100 %
- Capital Group of ORLEN PetroTank Sp. z o.o. 90 % [2]
- Petrolot Sp. z o.o. 51 %
- ORLEN PetroZachód Sp. z o.o. 100 %
- Capital Group of ORLEN Deutschland AG 100 % [3]
- ORLEN EKO Sp. z o.o. 100 %
- Capital Group of Rafineria Trzebinia S.A. 77 % [4]
- Capital Group of SHIP - SERVICE S.A. 61 % [5]
- Capital Group of Rafinena Nafty Jedlicze S.A. 75 % [6]
- ORLEN Asfalt Sp. z o.o. 100 % (95.99%)**
- Capital Group of ORLEN Oil Sp. z o.o. 100 % [7] (88.87%)**
- ORLEN Morena Sp. z o.o. 100 %
- ORLEN Petrogaz Wrocław Sp. z o.o. 100 %
- Capital Group of AB Mazeikiu Nafta 90% [9] (100%)**
- Capital Group of UNIPETROL a.s. 63 % [8]

CHEMICAL SEGMENT

- Capital Group of UNIPETROL a.s. 63 % [8]
- Capital Group of "Anwil" S.A. 85 % [10]

PETROCHEMICAL SEGMENT

- Capital Group of UNIPETROL a.s. 63 % [8]
- Capital Group of BASELL ORLEN POLYOLEFINS Sp. z o.o. 50% [11]
- Etylobenzen Płock Sp. z o.o. 100 %

UNALLOCATED SEGMENT

- POILEN Sp. z o.o. 25%
- ORLEN Transport Kraków Sp. z o.o. 98 %
- ORLEN Transport Nowa Sól Sp. z o.o. 97 %
- IKS SOLINO S.A. 71 %
- Petrotel Sp. z o.o. 75 %
- WISŁA Płock S.A. 100 %
- Petromor Sp. z o.o. 51 %
- ORLEN Medica Sp. z o.o. 100 % [12]
- ORLEN Administracja Sp. z .o. o. 100 %
- ORLEN Powiernik Sp. z o.o. 100%
- ORLEN Projekt S.A. 51 %
- ORLEN Ochrona Sp. z o.o. 100 %
- ORLEN Laboratorium Sp. z o.o. 95 %
- ORLEN Automatyka Sp. z o.o. 52 %
- ORLEN KolTrans Sp. z o.o. 100 %
- ORLEN Transport Płock Sp. z o.o. 98 %
- Polkomtel S.A. 19.61%
- ORLEN Transport Kędzierzyn - Koźle Sp. z o.o. 94 %
- ORLEN Transport Olsztyn Sp. z o.o. 95%
- ORLEN Wir Sp. z o.o. 51 %
- ORLEN Budonaft Sp. z o.o. 100 %
- ORLEN Prewencja Sp. z o.o. 100 %
- ORLEN Centrum Serwisowe Sp. z o.o. 99 %
- ORLEN Transport Słupsk Sp. z o.o. 97 %
- ORLEN Finance AB 100 %
- ORLEN Księgowość Sp. z o.o. 100 %
- ORLEN Transport Szczecin Sp. z o.o. 100 %
- Chemiepetrol GmbH 20 %
- ORLEN Upstream Sp. z o.o. 100%
- Capital Group of ORLEN Holding Malta Ltd 100 % [13]
- Capital Group of Płocki Park Przemysłowo - Technologiczny S.A. 50% [14]

Entities consolidated as at 30 June 2007

* the scheme does not include the Parent, whose activities were allocated to all business segments
** (%) the share in consolidated financial data

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

THE LIST OF ENTITIES BELONGING TO THE CAPITAL GROUPS ON LOWER LEVELS PRESENTED ON THE CAPITAL GROUP SCHEME

Name of Capital Group	Share in total voting rights [1] (in full %)
1. Capital Group of ORLEN PetroProfit Sp. z o.o.	100%
including:	
Petro-Ukraina LTD	80%
Petro-Ukraina in liquidation	31%
2. Capital Group of ORLEN PetroTank Sp. z o.o.	90%
including:	
Petro-Mawi Sp. z o.o. in liquidation	60%
Petro-Ukraina in liquidation	31%
3. Capital Group of ORLEN Deutschland AG	100%
including:	
Wecotect Trading & Consulting GmbH	100%
4. Capital Group of Rafineria Trzebinia S.A.	77%
including:	
Energomedia Sp. z o.o.	100%
Euronaft Trzebinia Sp. z o.o.	100%
Fabryka Parafin NaftoWax Sp. z o.o.	100%
Zakładowa Straż Pożarna Sp. z o.o.	100%
AQUA PLANET Sp. z o.o.	100%
EkoNaft Sp. z o.o.	99%
5. Capital Group of Ship Service S.A.	56%
including:	
Ship-Service Agro Sp. z o.o.	100%
6. Capital Group of Rafineria Nafty Jedlicze S.A.	75%
including:	
Raf-Energia Sp. z o.o.	100%
Raf-Koltrans Sp. z o.o.	100%
Raf-Służba Ratownicza Sp. z o.o.	100%
Raf-Bit Sp. z o.o.	100%
Raf-Remat Sp. z o.o.	96%
Raf-Ekologia Sp. z o.o.	93%
Konsorcjum Olejów Przepracowanych – Organizacja Odzysku S.A.	81%
Ran-Watt Sp. z o.o. in liquidation	51%
7. Capital Group of ORLEN Oil Sp. z o.o.	100%
including:	
ORLEN Oil Cesko s.r.o.	100%
Platinum Oil Mazowsze Sp. z o.o.	100%
Petro-Oil Pomorskie Centrum Sprzedaży Sp. z o.o.	100%
Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.	100%
Petro-Oil Łódzkie Centrum Sprzedaży Sp. z o.o.	25%
Petro-Oil Seewax Sp. z o.o. in bankruptcy	25%
Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Małopolskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Podlaskie Centrum Sprzedaży Sp. z o.o.	24%

(all amounts in PLN thousand)

Name of Capital Group	Share in total voting rights [1] (in full %)
Petro-Oil Śląskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Zachodniopomorskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.	22%
8. Capital Group of Unipetrol a.s.	63%
including:	
Capital Group of CHEMOPETROL a.s.	100%
including:	
UNIPETROL DOPRAVA a.s.	100%
CHEMICKÁ SERVISNÍ a.s.	100%
POLYMER INSTITUTE BRNO spol. s.r.o.	100%
HC CHEMOPETROL a.s.	71%
Capital Group of UNIPETROL TRADE a.s.	100%
including:	
UNIPETROL CHEMICALS IBERICA S.A.	100%
CHEMAPOL (SCHWEIZ) AG	100%
UNIPETROL AUSTRIA HmbH	100%
UNIPETROL (UK) LIMITED	100%
MOGUL d.o.o.	100%
DP MOGUL UKRAJINA	100%
ALIACHEM VERWALTUNGS GmbH	100%
including:	
ALIAPHARM GmbH FRANKFURT	100%
UNIPETROL DEUTSCHLAND GmbH	100%
UNIPETROL FRANCE S.A.	97%
UNIPETROL ITALIA S.r.l.	90%
Výzkumný ústav anorganické chemie a.s.	100%
Capital Group of BENZINA a.s.	100%
including:	
PETROTRANS a.s.	100%
BENZINA Trade a.s in liquidation	100%
Capital Group of UNIPETROL RAFINÉRIE a.s.	100%
including:	
UNIRAF SLOVENSKO s.r.o.	100%
Capital Group of KAUČUK a.s.	100%
including:	
K-PROTOS a.s.	100%
BUTADIEN KRALUPY s.r.o.	100%
UNIPETROL RPA s.r.o. (previously Steen Estates s.r.o.)	100%
UNIPETROL SERVICES s.r.o. (previously Meliba Estates s.r.o.)	100%
Garo Estates s.r.o.	100%
Capital Group of PARAMO a.s.	50%
including:	
MOGUL SLOVAKIA s.r.o.	100%
ČESKÁ RAFINÉRSKÁ a.s.	51%
9. Capital Group of AB Mazeikiu Nafta ("Mazeikiu Group")[2]	90%
including:	
UAB Juodeikiu nafta in liquidation	100%
UAB Uotas in liquidation	100%
AB Ventus-Nafta	99%
Capital Group of UAB Mazeikiu naftos prekybos namai	100%
including:	
SIA Mazeikiu Nafta Tirdzniecibas nams	100%

(all amounts in PLN thousand)

Name of Capital Group	Share in total voting rights [1] (in full %)
OU Mazeikiu Nafta Trading House	100%
Mazeikiu Nafta Trading House Sp. z o.o.	100%
10. Capital Group of "Anwil" S.A.	85%
including:	
Przedsiębiorstwo Inwestycyjno-Remontowe Remwil Sp. z o.o.	100%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Pro-Lab Sp. z o.o.	99%
Spolana a.s.	83%
Przedsiębiorstwo Usług Specjalistycznych i Projektowych Chemeko Sp. z o.o.	56%
Zakład Usługowo Produkcyjny EKO-Dróg Sp. z o.o.	49%
Przedsiębiorstwo Usług Technicznych Wircom Sp. z o.o.	49%
Apex-Elzar Sp. z o.o.	47%
Specjalistyczna Przychodnia Przemysłowa Prof-Med Sp. z o.o.	46%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Arbud Sp. z o.o.	45%
11. Capital Group of Basell ORLEN Polyolefins Sp. z o.o.	50%
including:	
Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.	100%
12. Capital Group of ORLEN Medica Sp. z o.o.	100%
including:	
Sanatorium Uzdrowiskowe "KRYSTYNKA" Sp. z o.o.	99%
13. Capital Group of ORLEN Holding Malta Ltd.	100%
including:	
ORLEN Insurance Ltd.	100%
14. Capital Group of Płocki Park Przemysłowo-Technologiczny S.A.	50%
including:	
Centrum Komercjalizacji Technologii Sp. z o.o.	100%
Centrum Edukacji Sp. z o.o.	69%

[1] Share in total voting rights is equal to the stake in share capital, except for the Capital Group of Ship Service S.A., where the stake in share capital amounts to 61%.
[2] 100% shares in Mazeikiu Group in the consolidated financial statements was assumed

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

III. SELECTED EXPLANATORY NOTES

3.1. Impairment of assets

3.1.1. Impairment of property, plant and equipment

Data for 2nd quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 April	525 079	803 037
Additions during the period 1 April - 30 June	9 027	8 678
Disposals during the period 1 April - 30 June	(11 213)	(6 450)
Effect of exchange rate changes	(16 585)	36 518
Impairment allowances as at 30 June	**506 308**	**841 783**

Cumulative data for 2 quarters	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	522 766	806 644
Additions during the period 1 January - 30 June	25 009	19 622
Disposals during the period 1 January - 30 June	(22 214)	(27 011)
Effect of exchange rate changes	(19 253)	42 528
Impairment allowances as at 30 June	**506 308**	**841 783**

3.1.2. Impairment of construction in progress

Data for 2nd quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 April	49 341	50 306
Additions during the period 1 April - 30 June	428	119
Disposals during the period 1 April - 30 June	-	(12)
Effect of exchange rate changes	(518)	597
Impairment allowances as at 30 June	**49 251**	**51 010**

Cumulative data for 2 quarters	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	49 029	51 064
Additions during the period 1 January - 30 June	903	152
Disposals during the period 1 January - 30 June	(74)	(908)
Effect of exchange rate changes	(607)	702
Impairment allowances as at 30 June	**49 251**	**51 010**

3.1.3. Impairment of intangible assets

Data for 2nd quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 April	63 569	34 133
Additions during the period 1 April - 30 June	2 996	2 368
Disposals during the period 1 April - 30 June	(14)	-
Effect of exchange rate changes	(774)	151
Impairment allowances as at 30 June	**65 777**	**36 652**

(all amounts in PLN thousand)

Cumulative data for 2 quarters	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	1 832	34 326
Additions during the period 1 January - 30 June *	66 184	2 368
Disposals during the period 1 January - 30 June	(45)	(195)
Effect of exchange rate changes	(2 194)	153
Impairment allowances as at 30 June	**65 777**	**36 652**

* revaluation of CO_2 emission rights in Mazeikiu Group

3.1.4. Impairment of long term financial investments (shares)

Data for 2nd quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 April	151 243	142 525
Additions during the period 1 April - 30 June	-	20 568
Disposals during the period 1 April - 30 June *	(72 419)	(177)
Effect of exchange rate changes	(797)	737
Impairment allowances as at 30 June	**78 027**	**163 652**

* in 2007 the disposal of impairment concerning NOM in the amount of PLN 65,970 thousand due to reclassification from financial assets to assets classified as held for sale

Cumulative data for 2 quarters	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	150 100	144 701
Additions during the period 1 January - 30 June	2 821	21 018
Disposals during the period 1 January - 30 June *	(73 950)	(2 556)
Effect of exchange rate changes	(944)	489
Impairment allowances as at 30 June	**78 027**	**163 652**

* in 2007 the disposal of impairment concerning NOM in the amount of PLN 65,970 thousand due to reclassification from financial assets to assets classified as held for sale

3.1.5. Receivables allowances

Data for 2nd quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 April	599 193	604 075
Additions during the period 1 April - 30 June	37 658	41 353
Disposals during the period 1 April - 30 June	(40 027)	(61 644)
Effect of exchange rate changes	(9 550)	23 745
Impairment allowances as at 30 June	**587 274**	**607 529**

Cumulative data for 2 quarters	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	609 982	600 134
Additions during the period 1 January - 30 June	64 806	69 176
Disposals during the period 1 January - 30 June	(76 594)	(77 966)
Effect of exchange rate changes	(10 920)	16 185
Impairment allowances as at 30 June	**587 274**	**607 529**

(all amounts in PLN thousand)

3.1.6. Inventory allowances

Data for 2nd quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 April	63 409	61 434
Additions during the period 1 April - 30 June	2 863	4 217
Disposals during the period 1 January - 30 June *	(4 045)	(7 695)
Effect of exchange rate changes	(2 436)	170
Impairment allowances as at 30 June	**59 791**	**58 125**

Cumulative data for 2 quarters	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	74 151	66 006
Additions during the period 1 January - 30 June	17 860	19 019
Disposals during the period 1 January - 30 June	(29 430)	(27 887)
Effect of exchange rate changes	(2 790)	987
Impairment allowances as at 30 June	**59 791**	**58 125**

3.2. Assets and liabilities classified as held for sale

3.2.1. Assets classified as held for sale

	30 June 2007 (unaudited)	31 December 2006
Assets of Kaucuk [1]	998 757	1 009 846
Shares in NOM Sp. z o.o. [2]	22 209	-
Shares in Celio [3]	10 270	10 912
Property, plant and equipment [4]	3 620	6 151
Other assets classified as held for sale	753	3 699
Total	**1 035 609**	**1 030 608**

[1] As at 30 June 2007 UNIPETROL held 6,236,000 shares constituting 100% stake in share capital of Kaucuk. The company's activity includes production of plastic and synthetic rubber. It is part of petrochemical segment. Assets of Kaucuk valued at fair value less liabilities and cost of sales have been classified as held for sale. The sale agreement was signed on 30 January 2007. The change in the value results from change in exchange rates and intercompany transactions elimination in Unipetrol Group. Transaction settlement will be processed in the III quarter 2007.

[2] As at 30 June 2007 PKN held 168,000 shares constituing 35% shares in the share capital of NOM Sp. z o.o. The company's activity includes rendering ground telecommunication services. Assets of NOM Sp. z o.o. at fair value have been classified as held for sale. The sale agreement was signed on 6 July 2007. Transaction settlement will be processed in the III quarter 2007.

[3] The share of UNIPETROL Group in CELIO, constituting 51.06 % stake in the share capital, has been classified as assets held for sale due to the fact that its carrying amount would be recovered primarily by means of sale transaction, and not by its future use. The Management Board of UNIPETROL has approved the sale plan for the asset. The offer received from a potential buyer indicates that the fair value of shares would exceed its carrying amount increased by transaction costs. The sale transaction is expected to be completed by the end of 2007. The change in the value of shares results from change in exchange rates.

[4] Property, plant and equipment classified as held for sale comprise: buildings and constructions, land, machinery and equipment and vehicles

3.2.2. Liabilities related to non-current assets classified as held for sale

Liabilities related to non-current assets classified as held for sale include liabilities of Kaucuk, which according to the decision of the Management Board of Unipetrol have been classified as held for sale. The liabilities amount to PLN 183,002 thousand.

(all amounts in PLN thousand)

3.3. Provisions for liabilities

3.3.1. Deferred tax liabilities

Data for 2nd quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 April	1 729 277	944 571
Additions during the period 1 April - 30 June	90 885	81 914
Disposals during the period 1 January - 30 June *	(63 294)	(68 793)
Effect of exchange rate changes	(56 547)	20 598
Impairment allowances as at 30 June	**1 700 321**	**978 290**

Cumulative data for 2 quarters	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	1 765 761	1 020 159
Additions during the period 1 January - 30 June	165 224	110 776
Disposals during the period 1 January - 30 June *	(169 671)	(193 290)
Effect of exchange rate changes	(60 993)	40 645
Impairment allowances as at 30 June	**1 700 321**	**978 290**

3.3.2. Provisions

Short-term and long-term provisions

Data for 2nd quarter 2007 (unaudited)	Land reclamation provision	Retirement benefits and jubilee bonuses	Shield programs provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 April 2007	448 814	217 152	122 906	586 263	162 749	**1 537 884**
Additions during the period 1 April - 30 June 2007	654	15 158	-	3 964	7 908	**27 684**
Disposals during the period 1 April - 30 June 2007	(9 646)	(3 555)	(7 815)	(10 672)	(24 948)	**(56 636)**
Effect of exchange rate changes	(2 716)	(711)	-	(4 027)	(2 670)	**(10 124)**
Provisions as at 30 June 2007	**437 106**	**228 044**	**115 091**	**575 528**	**143 039**	**1 498 808**

Cumulative data for 2 quarters 2007 (unaudited)	Land reclamation provision	Retirement benefits and jubilee bonuses	Shield programs provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 January 2007	454 747	215 814	123 920	578 464	175 274	**1 548 219**
Additions during the period 1 January - 30 June 2007	1 413	19 952	-	15 541	14 950	**51 856**
Disposals during the period 1 April - 30 June 2007	(15 931)	(6 967)	(8 829)	(15 845)	(44 302)	**(91 874)**
Effect of exchange rate changes	(3 123)	(755)	-	(2 632)	(2 883)	**(9 393)**
Provisions as at 30 June 2007	**437 106**	**228 044**	**115 091**	**575 528**	**143 039**	**1 498 808**
incl.						
Long-term provisions as at 30 June 2007	**342 301**	**202 388**	**99 428**	**108 440**	**54 877**	**807 434**
Short-term provisions as at 30 June 2007	**94 805**	**25 656**	**15 663**	**467 088**	**88 162**	**691 374**

(all amounts in PLN thousand)

Short-term and long-term provisions

Data for 2nd quarter 2006 (unaudited)	Land reclamation provision	Retirement benefits and jubilee bonuses	Shield programs provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 April 2006	558 257	217 137	154 379	524 441	139 587	**1 593 801**
Additions during the period 1 April - 30 June 2006	2 332	6 132	-	43	5 147	**13 654**
Disposals during the period 1 April - 30 June 2006	(2 740)	(3 710)	(8 492)	(10 198)	(5 417)	**(30 557)**
Effect of exchange rate changes	2 142	273	-	4 130	2 251	**8 796**
Provisions as at 30 June 2006	**559 991**	**219 832**	**145 887**	**518 416**	**141 568**	**1 585 694**

Cumulative data for 2 quarters 2006 (unaudited)	Land reclamation provision	Retirement benefits and jubilee bonuses	Shield programs provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 January 2006	558 307	216 405	199 218	526 106	140 228	**1 640 264**
Additions during the period 1 January - 30 June 2006	2 899	10 443	-	6 818	7 710	**27 870**
Disposals during the period 1 January - 30 June 2006	(5 649)	(7 520)	(53 331)	(21 725)	(11 010)	**(99 235)**
Effect of exchange rate changes	4 434	504	-	7 217	4 640	**16 795**
Provisions as at 30 June 2006	**559 991**	**219 832**	**145 887**	**518 416**	**141 568**	**1 585 694**
incl.						
Long-term provisions as at 30 June 2006	**493 119**	**200 807**	**99 428**	**129 384**	**73 141**	**995 879**
Short-term provisions as at 30 June 2006	**66 872**	**19 025**	**46 459**	**389 032**	**68 427**	**589 815**

(all amounts in PLN thousand)

3.4. Goodwill

	30 June 2007 (unaudited)	31 December 2006
Carrying amount of goodwill on consolidation:		
ORLEN PetroTank Sp. z o.o.	11 298	11 298
ShipService S.A.	3 145	3 145
PetroProfit Sp. z o.o.	1 175	1 175
ORLEN Petrozachód Sp. z o.o.	9 886	9 886
Goodwill on Mazeikiu Group companies	1 369	1 301
Other	835	658
Total goodwill on consolidation	**27 708**	**27 463**
Goodwill on business combination		
Basell ORLEN Polyolefins Sp. z o.o.	51 146	51 146
Goodwill on Unipetrol Group companies	32 445	34 472
Spolana a.s.	7 735	8 218
ORLEN Deutschland AG	8 568	9 256
AB Mazeikiu Elektrine	11 945	12 509
Other	637	640
Total goodwill on business combination	**112 476**	**116 241**
Total	**140 184**	**143 704**

(all amounts in PLN thousand)

The changes of goodwill in the period of 6 months ended 30 June 2007 and 30 June 2006 were as follows:

	6 months ended 30 June 2007 (unaudited)	6 months ended 30 June 2006 (unaudited)
Goodwill on consolidation, beginning of period	**27 463**	**17 630**
Additions during the period 1 January - 30 June	**245**	**10 062**
ORLEN Petrozachód Sp. z o.o.	-	9 886
Etylobenzen Sp. z o.o.	175	-
Mazeikiu Group	36	-
Other	-	176
Effect of exchange rate changes	34	-
Disposals during the period 1 January - 30 June	-	**(617)**
Goodwill impairment	-	(617)
Goodwill on consolidation, end of period	**27 708**	**27 075**

	6 months ended 30 June 2007 (unaudited)	6 months ended 30 June 2006 (unaudited)
Goodwill on business combination, beginnig of period	**116 241**	**97 817**
Additions during the period 1 January - 30 June	-	**1 961**
Effect of exchange rate changes	-	1 961
Disposals during the period 1 January - 30 June	**(3 765)**	**(29 194)**
Goodwill on Unipetrol Group companies	-	(28 645)
ORLEN Deutschland AG	(530)	(549)
Effect of exchange rate changes	(3 235)	-
Goodwill on business combination, end of period	**112 476**	**70 584**

(all amounts in PLN thousand)

3.5. Interest-bearing loans and borrowings

	30 June 2007 (unaudited)	31 December 2006
Bank loans	8 865 865	9 893 499
Borrowings	2 545	2 885
Debt securities *	1 179 686	592 721
Total	**10 048 096**	**10 489 105**
including:		
short term	4 137 752	4 277 912
long term	5 910 344	6 211 193

* including as at 30 June 2007 liability of PLN 770,926 thousand concerning PKN ORLEN bond issue

The value of interest-bearing loans and borrowings drawn by the Group decreased during 6 months ended 30 June 2007 by PLN 441,009 thousand net.

The change in indebtedness level resulted primarily from:

- drawing of loans in foreign currencies translated to PLN:
  - EUR 80,000 thousand (PLN 310,280 thousand) consortium multi currency loan (BTM acting as Agent)
- drawings of loans by Unipetrol Group in the amount of CZK 10,645,218 thousand (PLN 1,456,112 thousand)
- increase of indebtedness in Unipetrol Group due to valuation of debt securities in the amount of CZK 162,935 thousand (PLN 22,159 thousand)
- drawings of loans by Mazeikiu Group in the amount of USD 2,594 thousand (PLN 7,497 thousand)

- drawing of loans in PLN:
  - PLN 400,000 thousand consortium loan (BTM acting as Agent)
  - PLN 312,847 thousand in PKO BP S.A.
  - PLN 229,690 thousand in BH w Warszawie S.A.
  - PLN 74,973 thousand in Bank Pekao S.A.
  - PLN 71,356 thousand in BPH S.A.
  - PLN 38,362 thousand in Nordea Bank Polska S.A.
  - PLN 31,464 thousand in HVB Bank a.s.
  - PLN 15,568 thousand in ING Bank Śląski S.A.
  - PLN 13,307 thousand in Societe Generale S.A.
  - PLN 2,408 thousand in Fortis Bank Polska S.A.
  - PLN 898 thousand in MILLENNIUM Bank S.A.
  - PLN 17 thousand in BRE Bank S.A.

- PLN 770,926 thousand indebtedness of PKN ORLEN concerning debt securities issue

- repayment of foreign currency loans translated to PLN:
  - USD 300,000 thousand (PLN 859,822 thousand) consortium multi currency loan (BNP acting as Agent)
  - EUR 80,000 thousand (PLN 312,248 thousand) consortium double currency loan (BTM acting as Agent)
  - EUR 7,500 thousand (PLN 29,504 thousand) consortium loan (Societe Generale S.A. acting as Agent)
  - USD 1,645 thousand (PLN 4,604 thousand) in Bank Pekao S.A.
  - CHF 494 thousand (PLN 1,177 thousand) in BPH S.A.
  - USD 153 thousand (PLN 221 thousand) in BRE BANK S.A.
- repayment of loans by Unipetrol Group in the amount of CZK 11,549,456 thousand (PLN 1,570,726 thousand)
- repayment of loans by ORLEN DEUTSCHLAND A.G. in the amount of EUR 48,584 thousand (PLN 186,980 thousand)
- repayment of loans by Mazeikiu Group in the amount of USD 6,471 thousand (PLN 18,703 thousand)

(all amounts in PLN thousand)

- repayment of loans and borrowings in PLN:
  - PLN 400,000 thousand consortium loan (BTM acting as Agent)
  - PLN 202,476 thousand in PKO BP S.A.
  - PLN 73,587 thousand in BH w Warszawie S.A.
  - PLN 63,018 thousand in Bank Pekao S.A.
  - PLN 22,903 thousand in BPH S.A.
  - PLN 15,664 thousand in HVB Bank a.s.
  - PLN 9,946 thousand in Societe Generale S.A.
  - PLN 6,340 thousand in Bank Ochrony Środowiska S.A.
  - PLN 6,227 thousand in Nordea Bank Polska S.A.
  - PLN 2,408 thousand in Fortis Bank Polska S.A.
  - PLN 978 thousand in ING Bank Śląski S.A.
  - PLN 750 thousand in BGŻ S.A.
  - PLN 327 thousand in BRE BANK S.A.
  - PLN 340 thousand in Narodowy Fundusz Ochrony Środowiska
  - PLN 285 thousand in Raifeisen Bank Polska S.A.
  - PLN 31 thousand in MILLENNIUM Bank S.A.
- Decrease of PLN 232,808 thousand resulting from foreign exchange differences and interest

- Repurchase of debt securities in Unipetrol Group of CZK 1,300,000 thousand (PLN 176,800 thousand)

3.6. Cost by kind

	6 months ended 30 June 2007 (unaudited)	3 months ended 30 June 2007 (unaudited)	6 months ended 30 June 2006 (unaudited)	3 months ended 30 June 2006 (unaudited)
Materials and energy	17 452 058	9 385 207	13 920 750	7 629 557
Cost of merchandise and materials sold	6 769 176	3 674 423	6 046 321	3 161 277
External services	1 581 729	812 947	1 444 842	791 084
Payroll, social security and other employee benefits	956 678	517 313	749 107	403 547
Depreciation	1 201 256	581 632	1 030 829	464 519
Taxes and charges	184 125	74 444	163 420	65 018
Other *	565 777	246 940	300 005	155 525
	28 710 799	15 292 906	23 655 274	12 670 527
Change in inventory	(533 021)	(242 526)	(67 114)	(146 912)
Cost of products and services for own use	(8 026)	(43 428)	(62 307)	(45 045)
Operating cost	28 169 752	15 006 952	23 525 853	12 478 570
Distribution expenses	(1 526 527)	(779 990)	(1 274 414)	(628 611)
General and administrative expenses	(766 612)	(369 984)	(538 483)	(292 293)
Other operating expenses	(427 070)	(172 638)	(169 373)	(74 959)
Cost of finished goods and raw materials sold	**25 449 543**	**13 684 340**	**21 543 583**	**11 482 707**

* including other operating expenses

(all amounts in PLN thousand)

3.7. Net financial revenues and expenses

	6 months ended 30 June 2007 (unaudited)	3 months ended 30 June 2007 (unaudited)	6 months ended 30 June 2006 (unaudited)	3 months ended 30 June 2006 (unaudited)
Interest expense	(281 790)	(129 283)	(122 055)	(64 219)
Negative foreign exchange surplus	(32 753)	-	(133 323)	(69 714)
Interest income	59 343	28 048	34 189	17 455
Positive foreign exchange surplus	160 827	210 199	142 711	43 634
Gains/(Losses) on trade in shares and other securities	-	-	4 534	(13 080)
Financial instruments	(8 128)	(7 896)	(37 860)	(12 384)
Other	5 427	14 572	9 819	17 586
Total	**(97 074)**	**115 640**	**(101 985)**	**(80 722)**

3.8. Income tax expense

	6 months ended 30 June 2007 (unaudited)	3 months ended 30 June 2007 (unaudited)	6 months ended 30 June 2006 (unaudited)	3 months ended 30 June 2006 (unaudited)
Current tax	(402 999)	(238 090)	(380 824)	(208 620)
Deferred tax	39 204	(50 884)	102 923	795
Total	**(363 795)**	**(288 974)**	**(277 901)**	**(207 825)**

The PKN ORLEN Group does not form a tax group under Polish regulations. The Group contains Basell ORLEN Polyolefins Sp. z o.o capital group which is a tax capital group comprising Basell ORLEN Polyolefins Sp. z o.o. and Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.

IV. GROUP'S ACHIEVEMENTS IN THE SECOND QUARTER 2007 ACCOMPANIED BY CIRCUMSTANCES AND EVENTS WHICH HAVE SIGNIFICANT IMPACT ON THE FINANCIAL RESULT

KEY FACTORS INFLUENCING THE RESULTS OF THE II QUARTER 2007 – COMPANY'S COMMENTARY

Selected consolidated financial data

in thousand PLN

	2007	2006
Total sales revenues for the 2nd quarter	16 218 297	13 544 538
Operating expense and other operating revenues for the 2nd quarter	14 926 580	12 365 386
Profit from operations for the 2nd quarter	1 291 717	1 179 152
EBITDA for the 2nd quarter	1 873 349	1 643 671
Net profit attributable to equity holders of the parent for the 2nd quarter	1 110 014	870 238

1. MAIN MACROECONOMIC FACTORS

- fall in differential from 4.83 USD/bbl in the 2nd quarter 2006 to 3.87 USD/bbl in the 2nd quarter 2007 decreased EBIT of the Parent by PLN 75 million,
- decreasing crack margins on diesel oil, ekoterm and Jet A-1 aviation fuel were offsetted by higher crack margins on gasoline and heating oil III, which led to higher EBIT of the Parent in the amount of PLN 21 million,
- strengthening of PLN against USD unfavorably influenced profit from operations of the Parent (in respect of differential and margins) in the amount of PLN (-) 114 million,
- situation in agriculture resulting from high demand for artificial fertilizers and high demand for granulated products and PVC resulting in relatively high prices favorably influenced financial results of Capital Group of Anwil S.A. – PLN 69 million in the 2nd quarter 2007 as compared to PLN 41 million in parallel period of 2006.

2. INTERNAL FACTORS

- increase in retail sales volume of engine fuels in the Parent (CODO petrol stations) of 18% contributed to an increase in EBIT by PLN 40 million, whereas increase in retail sales volume of non-fuel merchandise and services increased profit from operations by PLN 14 million,
- high sales volume of polyolefins amounting to 209 thousand tones in the second quarter 2007 favorably influenced the financial results of Basell ORLEN Polyolefins Sp. z o.o. – PLN 46 million as compared to PLN 20 million in the second quarter 2007
- fall in retail margins on gasoline and LPG contributed to a decrease in profit from operations of the Parent by PLN 8 million
- considerable cost cutting results of OPTIMA program in the 2nd quarter 2007 in the amount of PLN 133 million – the highest savings noted in refining segment and other operations segment,
- fixed costs of the Parent in the 2nd quarter 2007 on the level lower by 1,4% than in the previous year

(all amounts in PLN thousand)

In the second quarter 2007 Organizational Rules and Regulations adopted by the Management Board on 11 January 2007 was in force. As a result of changes adopted by the resolution of the Management Board dated 20 March 2007, new duties assignment of Members of the Management Board of the Parent Company was established:

- President of the Management Board, Chief Executive Officer;
- Vice-President of the Management Board, Upstream and Crude Procurement;
- Vice-President of the Management Board, Sales;
- Member of the Management Board, Chief Financial Officer;
- Member of the Management Board, Organization and Support Function
- Member of the Management Board, Production

The organizational structure of the Parent has been adjusted to new assignment of duties to the Members of the Management Board on 12 April 2007
As a consequence of the resolution adopted by the Supervisory Board regarding change of the function of the Member of the Management Board, Chief Financial Officer into Vice-President of the Management Board, Chief Financial Officer, on 16 May 2007 the Management Board passed the resolution regarding new assignment of duties to the Members of the Management Board. Effective this day new Organizational Rules and Regulations of the Parent came into force.
Besides, in the 2nd quarter 2007 the restructuring process of a financial department was in progress. Effective 30 May 2007 property accounting department was taken over by ORLEN Księgowość Sp. z o.o.
On 30 July 2007 the Supervisory Board of the Parent dismissed, on the motion of the President of the Management Board, Paweł Szymański from the position of Vice-President of the Management Board, Chief Financial Officer. Simultaneously, the Supervisory Board appointed Dariusz Formela to the Member of the Management Board. On 31 July 2007, as a result of the above mentioned changes, the Management Board of the Parent accomplished new assignment of duties among Members of the Board. New assignment was presented in note XV point 7 of the financial statement.

The most important activities connected with reorganization of the PKN ORLEN Group in the 2nd quarter 2007 included the following:

- on 23 April 2007 PKN ORLEN S.A and Firma Chemiczna DWORY S.A. signed share purchase agreement regarding the sale of shares in ETYLOBENZEN Płock Sp. z o.o.
- on 23 April 2007 ORLEN PetroProfit Sp. z o.o. and ORLEN Oil Sp. z o.o. signed share purchase agreement regarding the sale of shares in Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.
- on 27 April 2007 Butadien Kralupy a.s. was registered and Kaucuk bought 300 shares in the company for the total amount of CZK 150.000 thousand
- on 17 May 2007 Rafineria Nafty Jedlicze sold 510 shares in Ran-Petromex Sp. z o.o.
- on 7 June 2007 Unipetrol bought from Corporate Consulting a.s 100% of shares in Garo Estates s.r.o.
- on 15 June 2007 PKN ORLEN S.A. signed share purchase agreement regarding the purchase from Svenska Standardbolag AB 5.000 shares of Aktiebolaget Grundstenen 108770.
- on 29 June 2007 PKN ORLEN S.A. signed with Hawełka Sp. z o.o. share purchase agreement regarding the sale of shares in Motell Sp. z o.o.
- in the 2nd quarter 2007 squeeze out procedure in Mazeikiu was in progress. In the 2nd quarter 2007 773.556 of shares were bought.

After the II quarter 2007 the following activities connected with reorganization of the PKN ORLEN Group included the following (until the date of the financial statement):

- on 6 July 2007 PKN ORLEN S.A. sold to EXATEL S.A. 168.00 shares in Niezależny Operator Międzystrefowy Sp. z o.o.
- on 10 July 2007 Unipetrol a.s. signed share purchase agreement regarding purchase from Kaucuk a.s. 51% of shares in Butadien Kralupy a.s.
- on 19 July 2007 Unipetrol a.s. sold to Firma Chemiczna Dwory S.A. 6.236.000 ordinary shares in Kaucuk a.s. Sale of shares was based on the agreement signed by Unipetrol and Dwory on 30 January 2007.

Capital investments of PKN ORLEN Group were described in detail in point VIII of this condensed consolidated financial statement.

As at the end of the 2nd quarter 2007, PKN ORLEN S.A. held shares directly and indirectly in the following entities, which it controls, jointly controls or the operation of which it significantly influences:

- 113 subsidiaries,
- 5 jointly controlled companies,
- 18 associated companies.

In comparison to the end of the 2nd quarter 2006 the number of subsidiaries, jointly controlled companies and associated companies belonging to the Group decreased from 150 to 136.

The most significant factors influencing the Group's operating results for the 2nd quarter 2007, as compared to results for the 2nd quarter 2006 comprised the following:

- increase in margins (cracks) for gasoline from 198.51 to 235.72 USD/t (by 18.7%), ethylen from 566.03 to 684.57 USD/t (by 20.9%) and propylene from 513.55 to 629.98 USD/t (by 22.7%),
- decrease in margins for diesel oil from 130.29 to 113.00 USD/t (by 13.3%), Ekoterm from 103.53 to 84.85 USD/t (by 18.0%) and Jet A-1 aviation fuel from 167.16 to 154.47 USD/t (by 7.6%)
- decrease in retail margins on CODO petrol stations in the Parent on gasoline by 2.8% and LPG by 18.8%
- decrease in the average commodity price for Brent crude oil from 69.60 to 68.76 USD/bbl (by 1.2%),
- decrease in Ural/Brent differential from /-4.83/ USD/bbl to /-3.87/ USD/bbl (by 19.9%),
- increase in the crude oil processing in the Group by 39.6%, due to recognition of crude oil processing in Mazeikiu.
- increase in the sales volume of gasoline by 36.4%, diesel oil by 27.4% and LPG by 67.5%,
- decrease in the average exchange rate of USD against PLN from PLN 3.14/USD to PLN 2.82/USD (by 10.2%),
- decrease in the average exchange rate of EUR against PLN from PLN 3.95/EUR to PLN 3.80/EUR (by 3.8%).

In the 2nd quarter 2007, the volume of wholesale and retail sale of engine fuels (gasoline, diesel oil, LPG, Jet A-1) and light heating oil (Ekoterm) in the Group amounted to 4,798,357 tonnes and was higher than sale in the 2nd quarter 2006 by 1,031,162 tonnes (by 27.4%). In two quarters 2007 sale amounted to 8,991,100 tonnes and was higher by 2,135,633 tonnes (31.2%) in comparison to prior year. In the 2nd quarter 2007 total sale of finished goods (refining, petrochemical, chemical and other) amounted to 7,106,348 tonnes and was higher than in the 2nd quarter of the prior year by 1,306,468 tonnes (by 22.5%). For two quarters 2007 sale amounted to 13,528,682 tonnes and was higher than sale in the prior year by 2,870,607 tonnes (by 26.9%).
In the 2nd quarter 2007, retail sale of engine fuels (gasoline, diesel fuel, LPG) and light fuel oil amounted to 1,113,516 tonnes and was higher than sale in the comparable period of the prior year by 100,416 tonnes (by 9.9%). Total retail sale for two quarters amounted to 2,165,334 and was higher by 12.3%.

Sales tendencies in respect of main products are presented in the below table:

Sale of light products in the PKN ORLEN Group (by volume)	2nd quarter 2007		2nd quarter 2006		Dynamics (%) 2nd quarter 2007/ 2nd quarter 2006
Wholesale of light products, including:		3 684 841		2 754 095	133.8
- gasoline (tones)		1 162 396		711 867	163.3
- diesel oil (tones)		1 990 688		1 538 302	129.4
- Jet A-1 (tonnes)		185 021		129 957	142.4
- Ekoterm (tones)		207 091		303 969	68.1
- LPG (tonnes)		139 645		70 000	199.5
Retail sale of light products, including:	1 430 394	1 113 516	1 303 913	1 013 100	109.9
- gasoline ('000 litres) / (tonnes)	684 510	516 805	688 154	519 556	99.5
- diesel oil ('000 litres) / (tonnes)	627 295	530 064	521 159	440 379	120.4
- LPG ('000 litres) / (tonnes)	118 589	66 647	94 600	53 165	125.4
Total sale of fuels (tones)		4 798 357		3 767 195	127.4
- including engine fuels (tonnes)		4 591 266		3 463 226	132.6

Sale of light products in the PKN ORLEN Group (by volume)	2 quarters 2007		2 quarters 2006		Dynamics (%) 2 quarters 2007/ 2 quarters 2006
Wholesale of light products, including:		6 825 766		4 926 969	138.5
- gasoline (tones)		2 129 506		1 225 170	173.8
- diesel oil (tones)		3 571 583		2 560 667	139.5
- Jet A-1 (tonnes)		319 934		224 795	142.3
- Ekoterm (tones)		550 225		799 827	68.8
- LPG (tonnes)		254 518		116 510	218.5
Retail sale of light products, including:	2 782 871	2 165 334	2 481 645	1 928 498	112.3
- gasoline ('000 litres) / (tonnes)	1 363 866	1 029 719	1 324 781	1 000 210	103.0
- diesel oil ('000 litres) / (tonnes)	1 194 820	1 009 623	982 789	830 457	121.6
- LPG ('000 litres) / (tonnes)	224 185	125 992	174 073	97 829	128.8
Total sale of fuels (tones)		8 991 100		6 855 467	131.2
- including engine fuels (tonnes)		8 440 875		6 055 638	139.4

High level of margins (cracks) on petrochemical products in the 2nd quarter 2007, increase of sales volume in the Capital Group by 31% and results of operating cost cutting contributed to higher operating results of the Parent and the Capital Group in comparison to parallel period of the prior year.

The results of the Parent in comparison to the Group were as follows:

in thousand PLN

Item	2nd quarter 2007		Share of PKN in the Group	2nd quarter 2006		Share of PKN in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processed ('000 tonnes)	6 018	3 273	54.4	4 310	3 402	78.9
Net sales revenues	16 218 297	11 072 931	68.3	13 544 538	8 421 485	62.2
Gross profit on sales	2 533 957	1 361 434	53.7	2 061 831	1 294 290	62.8
Profit from operations	1 291 717	805 806	62.4	1 179 152	771 352	65.4
Profit before tax	1 477 787	1 241 244	84.0	1 150 863	1 285 271	111.7
Net profit	1 188 813	1 060 414	89.2	943 038	1 152 989	122.3

in thousand PLN

Item	2 quarters 2007		Share of PKN in the Group	2 quarters 2006		Share of PKN in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processed ('000 tonnes)	11 787	6 622	56.2	8 639	6 603	76.4
Net sales revenues	29 626 521	19 161 560	64.7	24 875 187	15 158 938	60.9
Gross profit on sales	4 176 978	2 200 903	52.7	3 331 604	2 090 124	62.7
Profit from operations	1 666 479	1 093 937	65.6	1 596 538	1 080 784	67.7
Profit before tax	1 693 037	1 660 817	98.1	1 593 738	1 589 289	99.7
Net profit	1 329 242	1 450 797	109.1	1 315 837	1 400 836	106.5

In the 2nd quarter 2007 refinery throughput of PKN ORLEN Group amounted to 6,018 thousand tonnes of crude oil when in two quarters to 11,787 thousand tonnes. The achieved level of throughput in the 2nd quarter 2007 is higher by 39.6% than in the analogous period of the prior year when in two quarters the achieved level of throughput is

higher by 36.4%. Positive dynamics was caused by the increase in refinery throughput in the 2nd quarter 2007 in the Unipetrol Group by 33.5% as well as recognition in the 2nd quarter 2007 of refinery throughput of Mazeikiu Group in the amount of 1,499 thousand tonnes.
In the 2nd quarter 2007 the Group's profit from operations amounted to PLN 1,292 million, compared to PLN 1,179 million in the parallel quarter of 2006. The increase of result from operations resulted mainly from higher profit from operations in PKN ORLEN S.A., the Group of Anwil by PLN 28 million and Basell ORLEN Polyolefins Sp. z o.o. by PLN 26 million. Higher profit from operations was achieved despite unfavorable influence of macroeconomics factors. In the 2nd quarter 2007 margins on refining products (diesel oil, Ekoterm, Jet) decreased in comparison to parallel period of previous year, margins on gasoline and fuel oil III increased. As a result profit from operations of the Parent increased by PLN 21 million. Strengthening of PLN had a significant impact on results. Strengthening of PLN against USD by more than 10% decreased EBIT by PLN (-) 114 million. Moreover, fall in differential unfavorably influenced EBIT by PLN (-) 75 million.
In two quarters of 2007 the Group's profit from operations was higher by 4.4% in comparison to parallel period of the prior year. Profit from operations was mainly influenced by loss from operations in Mazeikiu Group. After elimination the Mazeikiu Group's results, profit from operations for the first half of 2007 was higher by 24.5% in comparison to the first half of 2006.
In the 2nd quarter 2007 Group's net profit amounted to PLN 1,189 million and it was higher by 26.1% in comparison to the 2nd quarter 2006. For two quarters of 2007 net profit amounted to PLN 1,329 million and was on the comparable level as compared to parallel period of previous year.

Financial data of the Group by business segment are as follows:

in thousand PLN

Item	2nd quarter 2007					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	1 022 191	348 675	68 500	-833	6 840	1 445 373
Unallocated revenues of the Group						10 405
Unallocated costs of the Group						-164 061
Profit from operations						1 291 717

Item	2nd quarter 2006					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	980 843	222 901	34 098	7 516	1 311	1 246 669
Unallocated revenues of the Group						15 417
Unallocated costs of the Group						-82 934
Profit from operations						1 179 152

Total profit from operations for the 2nd quarter 2007 increased by 9.5% as compared to the comparable period of the prior year. This tendency was due to increase of 4.2% in the refining segment as compared to the second quarter 2006. Increase in result was achieved despite unfavorable macroeconomic factors - fall in differential and margins on refining products. In the second quarter 2007 companies from the Unipetrol Group achieved profit in this segment in amount of PLN 92 million as compared to profit from operations amounting to PLN 101 million in the comparable period of the previous year. Mazeikiu's profit for the second quarter of 2007 amounted to PLN 79 million.

High increase of 56.4% in profit from operations in the second quarter 2007 in comparison to the second quarter 2006 was achieved in the petrochemical segment. The good economic conditions in this segment since the beginning of 2007 resulting from the increase of margins on majority of petrochemical products significantly influenced the results. The influence of increased margins is reflected in the result achieved in that segment by PKN ORLEN S.A., which amounted to PLN 152 million, i.e. higher by PLN 98 million than in the second quarter 2006. Companies from Unipetrol Group achieved in that segment EBIT of PLN 143 million as compared to PLN 145 million in the comparable period of the prior year. High result from operations of PLN 46 million was also achieved by Basell ORLEN Polyolefins Sp. z o.o. as compared to PLN 20 million achieved in the second quarter of 2006.

The highest increase in profit from operations between quarters was achieved in the chemical segment. Profit from operations amounted to PLN 69 million as compared to PLN 34 million achieved in the second quarter 2006. Positive results of the segment was influenced by situation in agriculture resulting from high demand for artificial fertilizers and high demand for granulated products and PVC resulting in relatively high prices for that products.

in thousand PLN

Item	2 quarters 2007					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	1 144 851	718 255	151 324	-64 585	2 010	1 951 855
Unallocated revenues of the Group						15 218
Unallocated costs of the Group						-300 594
Profit from operations						1 666 479

Item	2 quarters 2006					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	1 093 344	538 207	85 925	56 416	-3 567	1 770 325
Unallocated revenues of the Group						21 219
Unallocated costs of the Group						-195 006
Profit from operations						1 596 538

Total profit from operations for the two quarters 2007 increased by 4.4% as compared to the analogous period of the prior year. Profit from operations of the refining segment increased by 4.7% in the first half of 2007 in comparison to the prior year. Profit from operations of the segment was significantly influenced by loss of Mazeikiu Refinery in the amount of PLN 183 million. In the two quarters 2007 the Czech Unipetrol companies earned a profit in the refining segment of PLN 144 million as compared to PLN 37 million in the two quarters of 2006.
In two quarters 2007 profit from operations in the petrochemical segment increased by 33.5 % in comparison to the comparable period of 2006. Good results in that segment of PLN 94 million were achieved by BOP in comparison to PLN 31 million in two quarters of 2006. The Unipetrol Group earned profit in amount of PLN 369 million in comparison to PLN 285 million in the first half of 2006.

Positive tendency occurred also in the results of chemical segment, the profit from operations for two quarters 2007 increased by 76.1%. Higher profits of the segment resulted from favorable results of Anwil. Results of Anwil amounted to PLN 152 million in comparison to PLN 88 million in the first half of 2006.

OPTIMA program, implemented with an effect from 1 January 2006, brought considerable cost cutting results in the 2nd quarter 2007 in the amount of PLN 133 million. In two quarters 2007 results of OPTIMA amounted to PLN 221 million in comparison to PLN 98 million in the comparable period of 2006.

In November 2006 the Parent signed the agreement regarding bond issuance program. The indebtedness connected with bond issuance in these entities amounted to PLN 770,926 thousand as at the end of June 2007. Program was utilized also by Unipetrol Group companies (Spolana and Paramo). The indebtedness connected with bond issuance in these entities amounted to PLN 408,761 thousand as at the end of the 2nd quarter 2007.

V. DESCRIPTION OF FACTORS AND EVENTS, ESPECIALLY OF A NON-USUAL NATURE, WITH SIGNIFICANT IMPACT ON FINANCIAL RESULTS

The following significant events impacting financial positions of the foregoing condensed consolidated financial statements occurred in six-month period ended 30 June 2007:

1. Settlement of acquisition of Mazeikiu shares

In the period covered by this condensed consolidated financial statement squeeze out procedure was performed in accordance with Lithuanian law. After settlement the mandatory tender PKN ORLEN acquired 40,343,048 shares for 10.25 LTL each, representing 5.69% of Mazeikiu's share capital. As it was presented at 31 December 2006 the share of PKN ORLEN in Mazeikiu Group was assumed at 100% for the purposes of consolidation.
Previously estimated purchase price was adjusted, what contributed to the change of value of goodwill of PLN 13,381 thousand, which was charged to retained earnings as at the transaction date.

2. CO_2 emission rights

In the financial statements, the Group recognized the CO2 emission rights that were granted free of charge based on the binding legal regulations resulting from the Kyoto Protocol dated 11 December 1997 to the United Nations Framework Convention On Climate Change, adopted by the European Union. Emission rights granted free of charge are recognized in the balance sheet as intangible assets. The Group has recognized emission rights granted for the period of 3 years, as a difference between deferred income related to receipt of free of charge emission rights and its fair value at the date rights were granted.
Sale of emission rights is recognized as profit or loss in other operating revenues / expenses in the reporting period when the rights were sold. Profit / loss on sales of emission rights is determined as a difference between the net sales revenues and its carrying amount.

Information on granted emission rights and its balance sheet presentation	Quantity (Mg)	Value (in PLN thousand)
Emission rights acquired by the Group in 2005 for the 3-year accounting period	35 333 094	2 854 711
Actual use of emission rights in 2005	(10 310 051)	(833 473)
Actual use of emission rights in 2006 *	(10 459 646)	(846 055)
Sale of emission rights in 2006 (quantity and value in accordance with accounting records)	(734 951)	(63 175)
Remaining emission rights for 2007	13 828 446	1 112 008
Sale of emission rights in I quarter 2007 (quantity and value in accordance with accounting records)	(557 715)	(44 882)
Sale of emission rights in II quarter 2007 (quantity and value in accordance with accounting records)	(320 426)	(26 206)
Estimated emissions in I quarter 2007	(2 725 781)	(220 357)
Estimated emissions in II quarter 2007	(2 653 843)	(214 399)
CO_2 emission rights as at 30 June 2007	7 570 681	606 164

* As at the date of preparation of this condensed consolidated financial statement the decisions relating to settlement of CO_2 emission rights usage in 2006 were issued.

In the 6 months period ended 30 June 2007, the gain on sales of CO_2 emission rights of PLN 4,729 thousand was recognized.

As at 30 June 2007 the net value of granted emission rights in the consolidated balance sheet of the Group, being the difference between granted emission rights and deferred income related to receipt of rights free of charge, amounted to nil.

Information on emission rights acquired through the business combination with Mazeikiu Group	**Quantity (Mg)**	**Value (in PLN thousand)**
CO_2 emission rights as at 31 December 2006	3 617 481	88 771
Estimated emissions in I quarter 2007	(467 548)	(11 032)
Estimated emissions in II quarter 2007	(476 258)	(2 239)
Sale of emission rights in II quarter 2007 (quantity and value in accordance with accounting records)	(1 600 000)	(7 769)
Impairment allowance as at 30 June 2007		(64 091)
Effect of exchange rate changes		(3 159)
CO_2 emission rights as at 30 June 2007	1 073 675	481

In the 6 months period ended 30 June 2007 the loss on sale of emission rights in the Mazeikiu Group amounted to PLN 7,272 thousand.

(all amounts in PLN thousand)

VI. SEGMENT DATA

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2007		ended 30 June 2007		ended 30 June 2007		ended 30 June 2007		ended 30 June 2007		ended 30 June 2007	
Revenues												
Sales to external customers	22 897 305	12 817 919	4 861 345	2 512 430	1 372 527	640 378	467 000	221 640			29 598 177	16 192 367
Transactions with other segments	6 171 595	3 317 632	1 995 844	1 034 061	84 677	79 858	538 043	281 834	(8 790 159)	(4 713 385)	-	-
Settlement of hedging transactions	11 607	12 098	16 737	13 832							28 344	25 930
Total sales revenues	29 080 507	16 147 649	6 873 926	3 560 323	1 457 204	720 236	1 005 043	503 474	(8 790 159)	(4 713 385)	29 626 521	16 218 297
Total operating expenses	(27 875 455)	(15 100 582)	(6 030 639)	(3 153 015)	(1 308 734)	(652 497)	(1 045 680)	(493 153)	8 792 169	4 720 225	(27 468 339)	(14 679 022)
Other operating revenues	143 883	50 979	28 886	15 329	7 398	2 958	14 325	701			194 492	69 967
Other operating expenses	(204 084)	(75 855)	(153 918)	(73 962)	(4 544)	(2 197)	(38 273)	(11 855)			(400 819)	(163 869)
Segment result	**1 144 851**	**1 022 191**	**718 255**	**348 675**	**151 324**	**68 500**	**(64 585)**	**(833)**	**2 010**	**6 840**	**1 951 855**	**1 445 373**
Unallocated revenues of the Group											15 218	10 405
Unallocated expenses of the Group											(300 594)	(164 061)
Profit on the sale of all or part of shares of related parties											-	-
Profit from operations											**1 666 479**	**1 291 717**
Financial revenues											269 607	221 860
Financial expenses											(366 681)	(106 220)
Share in profit from investments accounted for under equity method	(666)	(145)	-	-	498	643	123 800	69 932			123 632	70 430
Profit before tax											**1 693 037**	**1 477 787**
Income tax expense											(363 795)	(288 974)
Net profit											**1 329 242**	**1 188 813**

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

SEGMENT DATA - continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2006		ended 30 June 2006		ended 30 June 2006		ended 30 June 2006		ended 30 June 2006		ended 30 June 2006	
Revenues												
Sales to external customers	18 834 057	10 585 883	4 291 902	2 074 482	1 214 032	629 065	478 969	228 449	-	-	24 818 960	13 517 879
Transactions with other segments	4 465 512	2 119 701	1 837 421	897 105	75 785	2 543	525 210	265 380	(6 903 928)	(3 284 729)	-	-
Settlement of hedging transactions			56 227	26 659							56 227	26 659
Total sales revenues	23 299 569	12 705 584	6 185 550	2 998 246	1 289 817	631 608	1 004 179	493 829	(6 903 928)	(3 284 729)	24 875 187	13 544 538
Total operating expenses	(22 266 293)	(11 748 644)	(5 648 704)	(2 772 456)	(1 216 226)	(607 746)	(944 808)	(486 604)	6 900 361	3 286 040	(23 175 670)	(12 329 410)
Other operating revenues	147 787	69 468	45 636	12 098	17 888	10 323	14 674	5 878			225 985	97 767
Other operating expenses	(87 719)	(45 565)	(44 275)	(14 987)	(5 554)	(87)	(17 629)	(5 587)			(155 177)	(66 226)
Segment result	**1 093 344**	**980 843**	**538 207**	**222 901**	**85 925**	**34 098**	**56 416**	**7 516**	**(3 567)**	**1 311**	1 770 325	1 246 669
Unallocated revenues of the Group											19 939	15 417
Unallocated expenses of the Group											(195 006)	(82 934)
Profit on the sale of all or part of shares of related parties											1 280	-
Profit from operations											**1 596 538**	**1 179 152**
Financial revenues											224 761	77 779
Financial expenses											(326 746)	(158 501)
Share in profit from investments accounted for under equity method	(575)	(26)	-	-	399	396	99 361	52 063			99 185	52 433
Profit before tax											**1 593 738**	**1 150 863**
Income tax expense											(277 901)	(207 825)
Net profit											**1 315 837**	**943 038**

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

SEGMENT DATA - continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2007		ended 30 June 2007		ended 30 June 2007		ended 30 June 2007		ended 30 June 2007	
Cost incurred to acquire property, plant and equipment and intangible assets	912 289	511 169	112 332	61 120	30 314	22 131	114 487	81 267	1 169 422	675 687
Unallocated cost incurred to acquire property, plant and equipment and intangible assets									42 393	23 057
Total cost incurred to acquire property, plant and equipment and intangible assets									1 211 815	698 744
Segment depreciation	661 126	316 573	308 901	152 677	88 776	43 001	127 877	61 865	1 186 680	574 116
Depreciation of unallocated assets									14 576	7 516
Total depreciation									1 201 256	581 632
Non-cash expenses other than depreciation	198 675	98 825	138 182	61 905	2 415	1 740	26 193	8 727	365 465	171 197

(all amounts in PLN thousand)

SEGMENT DATA - continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2006		ended 30 June 2006		ended 30 June 2006		ended 30 June 2006		ended 30 June 2006	
Cost incurred to acquire property, plant and equipment and intangible assets	363 739	228 881	116 853	62 687	84 323	40 601	74 272	42 687	639 187	374 856
Unallocated cost incurred to acquire property, plant and equipment and intangible assets									13 524	5 132
Total cost incurred to acquire property, plant and equipment and intangible assets									652 711	379 988
Segment depreciation	453 381	194 091	367 456	166 169	92 755	44 590	105 940	55 605	1 019 532	460 455
Depreciation of unallocated assets									11 297	4 064
Total depreciation									1 030 829	464 519
Non-cash expenses other than depreciation	71 008	49 028	17 681	7 237	1 672	638	17 452	7 458	107 813	64 361

(all amounts in PLN thousand)

SEGMENT DATA - continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2007		ended 30 June 2007		ended 30 June 2007		ended 30 June 2007		ended 30 June 2007	
Additions of impairment allowances	(122 695)	(34 216)	(136 180)	(63 524)	(1 218)	(552)	(15 262)	(130)	(275 355)	(98 422)
Unallocated allowances									(2 876)	-
Total additions of impairment allowances									(278 231)	(98 422)
Reversal of impairment allowances	87 375	49 881	8 155	1 876	1 870	509	6 857	209	104 257	52 475
Unallocated reversal of impairment allowances									1 549	78
Total reversal of impairment allowances									105 806	52 553

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

SEGMENT DATA - continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2006		ended 30 June 2006		ended 30 June 2006		ended 30 June 2006		ended 30 June 2006	
Additions of impairment allowances	(38 183)	(21 987)	(15 533)	(6 340)	(1 741)	(792)	(9 655)	(1 870)	(65 112)	(30 989)
Unallocated allowances									(13 603)	(13 594)
Total additions of impairment allowances									(78 715)	(44 583)
Reversal of impairment allowances	46 463	22 777	20 217	3 436	2 373	101	10 011	3 483	79 064	29 797
Unallocated reversal of impairment allowances									8 154	3 732
Total reversal of impairment allowances									87 218	33 529

Impairment allowances by business segments include items recognized in the profit and loss, i.e.:
- receivables allowances;
- inventories allowances;
- property, plant and equipment impairment allowances.

Allowances and reversals were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.
Allowances made in the Refining Segment concerned primarily impairment of petrol stations and warehouse bases. Allowances for idle assets and obsolete raw materials were recognized in Other Operations segment.

(all amounts in PLN thousand)

Geographical segments

The below table presents the Group's sales revenues by geographical segments for the six-month periods ended 30 June 2007 and 30 June 2006.

	Revenues from sale by geographical area			
	6 months	3 months	6 months	3 months
	ended 30 June 2007		ended 30 June 2006	
Poland	13 391 392	7 297 354	12 363 441	6 699 055
Germany	5 298 161	2 878 091	5 448 277	2 938 049
Czech Republic	3 961 157	1 916 970	3 891 687	2 389 074
Baltic states (Lithuania, Latvia and Estonia)	2 583 525	1 530 082	1 892	879
Other countries (individualy below 5% of sales revenues)	4 392 286	2 595 800	3 169 890	1 517 481
Total revenues from sale by geographical area	**29 626 521**	**16 218 297**	**24 875 187**	**13 544 538**

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

VII. CONTINGENT LIABILITIES AND ASSETS

1. Guarantees and sureties of PKN ORLEN Group in six-month period ended 30 June 2007

	31 December 2006	Increase/ Decrease	30 June 2007	Expiration of guarantee/ surety
guarantee of payment for the benefit of Lithuanian Bank in relation to mandatory trade offering for shares attributable to minority shareholders of Mazeikiu Group	1 283 452	(1 283 452)	-	29.01.2007
guarantees issued by PKN ORLEN Group for the benefits of legal persons related to contractual obligations of PKN ORLEN Group	62 560	19 610	82 170	30.06.2013
customs guarantees issued by Unipetrol a.s. and the Parent as collateral of liabilities to Customs Office due to import of merchandise	4 832	(90)	4 742	03.03.2008
collateral for factoring with recourse and for customers' liabilities related to the PayLink Card Agreement issued by ORLEN Oil Sp. z o.o. and ORLEN PetroTank Sp. z o.o.	4 092	(171)	3 921	30.09.2007
bid guarantees issued by PKN ORLEN Group for the benefit of legal persons	919	1 691	2 610	28.09.2007
other	2 905	164	3 069	31.12.2010
Total guarantees and sureties:	**1 358 760**	**(1 262 248)**	**96 512**	

As at 31 December 2006 contingent liabilities of Mazeikiu Group are presented in accordance with IFRS 3 "Business Combinations" as liabilities arose at the day of acquisition.

2. Other contingent liabilities of PKN ORLEN Group in six-month period ended 30 June 2007

	31 December 2006	Increase/ Decrease	30 June 2007
excise tax guarantees (including collaterals submitted on behalf of PKN ORLEN Group and third parties in respect of movements of harmonized excise goods kept on warehouse under the excise tax suspension procedure)*	1 060 684	199 329	1 260 013
letter of credits	42 082	40 297	82 379
legal cases related to real estates with undefined legal status	23 153	(3 958)	19 195
anti trust proceeding of the Office for Competition and Consumers' Protection in respect of setting the price formula of anti-freeze engine coolant and glycol (detailed information in note VII.3.7)	14 000	-	14 000
legal cases	9 998	5 674	15 672
Total other contingent liabilities:	**1 149 917**	**241 342**	**1 391 259**
Total contingent liabilities (guarantees and sureties and other contingent liabilities)	**2 508 677**	**(1 020 906)**	**1 487 771**

* including as at 30 June 2007 excise tax guarantee of PKN ORLEN S.A. in the amount of PLN 852,719 thousand related to products in production plant in Płock, tax warehouses and warehouse-bases (owned and belonging to third parties) as well as bank guarantees of PKN ORLEN S.A. in the amount of 278,660 thousand submitted on behalf of Operator Logistyczny Paliw Płynnych Sp. z o.o. (former NAFTOBAZY Sp. z o.o.) as excise tax guarantees

(all amounts in PLN thousand)

3. Information concerning significant proceedings in front of court, body appropriate for arbitration proceedings or in front of public administration bodies and on other risks of parent company and its subsidiaries

3.1 Excise tax contingent liability of Rafineria Trzebinia S.A.

On 15 October 2004, the Head of the Customs Office in Kraków had decided to institute tax proceedings in order to determine the excise tax liability of Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Director of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-August 2004 at about PLN 60 million. According to the Management Board of Rafineria Trzebinia S.A., the company possesses all necessary expert opinions confirming correctness of the applied classification of goods taxed with 0 PLN rate. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter by the second instance authority.

On 5 May 2005, in reply to its motion to suspend execution of a decision until the date of settling the matter, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.

On 9 June 2005 the Director of the Customs Chamber in Kraków, having examined Rafineria Trzebinia S.A.'s appeal of 12 April 2005 against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.

On 28 July 2005 the Head of the Customs Office, upon receipt of the Director of the Customs Chamber decision, without providing any further evidence in the case, determined an excise tax liability for May-September 2004 at total amount of about PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still claims that it possesses all necessary opinions confirming correctness of the applied classification of goods taxable with 0 PLN rate, which according to the Management Board guarantees a positive outcome of the proceedings.

On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. appealed against the above decisions and filed a motion to suspend execution of the decisions until the case is decided by the second instance authority. On 11 August 2005, the Head of the Customs Office in Kraków, having examined the appeal of Rafineria Trzebinia S.A. of 8 August 2005, suspended execution of the decision in respect of setting the excise tax liability for the period of May-September 2004 at about PLN 100 million. On 14 November 2005 the Director of the Customs Chamber in Kraków had decided to refuse to accept evidence from the hearings of witnesses using argument that it does not constitute any significant circumstances in respect of the case. In addition, the Customs Office declined to accept corrections to excise tax declarations submitted by Rafineria Trzebinia S.A. for the period May-September 2004, resulting from the change in excise tax rate for technological oils from 60 PLN/Mg to 0 PLN. The Office declined acceptance based on the fact that there were proceedings in progress in respect of the case.

On 30 December 2005 the Director of the Customs Chamber in Kraków issued a decision keeping the first instance authority's decision in force. Rafineria Trzebinia S.A. prepared a complaint to the Woivodship Administrative Court in Krakow against the decision of the Director of the Customs Chamber in Kraków together with a motion to suspend execution of the decision. The complaint and the motion to suspend execution of the decision were submitted to the Woivodship Administrative Court in Kraków on 3 February 2006. On 14 February 2006 the Director of the Customs Chamber in Kraków issued a decision on suspending execution of the decision until the case is decided by the Woivodship Administrative Court.

The hearing regarding complaint against the decision of the Director of the Customs Chamber in Kraków dated on 30 December 2005 for the period from May to September of 2004 was held on 12 June 2007 in the Woivodship Administrative Court in Kraków. The Court obliged Rafineria Trzebinia S.A. to complete the complaint by additional documents but has not set any new dates for next hearing.

On 26 July 2007 the Woivodship Administrative Court in Kraków, after examination on its sitting in chambers, of complaint of Rafineria Trzebinia S.A. against decisions of the Director of the Customs Chamber in Kraków setting the excise tax liability for the period of May-September 2004, issued a decision to suspend the proceedings until the Rafineria Trzebinia's complaint on decisions of the Director of the Customs Chamber in Kraków dated 9 June 2005 relating to reversal of the decision of Head of the Customs Office in Kraków and withdrawal of the decision for the re-examination is examined, stating that the verdict on that case is vital for the proceedings.

On 19 March 2007 Rafineria Trzebinia S.A. received a notification from the Customs Chamber in Kraków in respect of a submission a motion for compulsory entry made in the mortgage register by the District Court in Chrzanów for the benefit of the State Treasury. The mortgage register entry regarded both real estate owned and used under perpetual usufruct by Rafineria Trzebinia S.A. The real estates pledge for the excise tax liability for the period May-September 2004 as determined by the decisions issued by the Head of the Customs Office in Kraków. On 18 April

(all amounts in PLN thousand)

2007 Rafineria Trzebinia S.A. received decision dated 2 April 2007 of the District Court in Chrzanów, V Commercial Department of Commercial Register, dismissing the claim of the Director of the Customs Chamber in respect of a compulsory entry made in the mortgage register on real estates of Rafineria Trzebinia S.A.

On 21 May 2007 the Head of the Customs Office in Kraków re-submitted a motion for compulsory entry made in the mortgage register relating to real estate owned or subject to perpetual usufruct by Rafineria Trzebinia S.A. On 2 August 2007 the Management Board of Rafineria Trzebinia S.A. received notifications from the District Court in Chrzanów, V Commercial Department of Commercial Register, relating to compulsory mortgage entry made in the mortgage register relating to real estate owned or subject to perpetual usufruct by Rafineria Trzebinia S.A. The mortgage was entered to the benefit of Customs Chamber in Kraków of the total amount of PLN 100,719 thousand. Real estate is situated in Trzebinia and constitutes in total the whole plant of Rafineria Trzebinia S.A. The entry was made to secure the claims of Customs Chamber relating to excise tax liability for the period of May-September 2004, which are subject to dispute in front of Woivodship Administrative Court. Entries in the mortgage register are legally binding. Rafineria Trzebinia S.A. planes to appeal against the mentioned sentence Court's above.

The Management Board, based on the opinions of recognized tax advisors, states that in connection with the excise tax for technological oils proceedings in progress, there is a high probability of a positive outcome, based on the evidence and arguments raised by Rafineria Trzebinia S.A.. As a result there is no provision related to the case in these condensed consolidated financial statements for the period ended 30 June 2007.

On 6 March 2007, the Management Board of Rafineria Trzebinia S.A. filed a motion to the Customs Office in Kraków to spread the payment of the disputable liabilities imposed based on decisions of the Head of the Customs Office in Kraków into installments.

On 5 April 2007, a decision of the Head of the Customs Office in Kraków was received by Rafineria Trzebinia S.A.. The Head of Customs Office disapproved the motion of the taxpayer, refusing to spread the tax liability into installments. On 6 April 2007, the Management Board of Rafineria Trzebinia S.A. appealed against the decision of the authority to the Head of the Customs Chamber in Kraków. On 25 June 2007 the Director of Customs Chamber in Kraków sustained the decision of the Head of Customs Office in Kraków and refused to spread the arrears in taxes into installments. Rafineria Trzebinia S.A. did not appeal against the decision of the Director of Customs Chamber in Kraków.

On 27 April 2007 the Head of the Customs Office in Kraków issued a permit to maintain tax consignment warehouse on the area of Rafineria Trzebinia S.A. until 30 April 2010.

Acting under the authorization from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003. On 30 November 2006 Rafineria Trzebinia S.A. received a control protocol related to the above period. On 14 December 2006 the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations to the content of the protocol. The reservations regarded formal faults related to the protocol as well as to control proceedings. On 28 December 2006 the Director of Tax Control Office submitted the response to reservations raised by the Plenipotentiary. Termination date of control proceedings was again extended to 28 September 2007.

On 12 May 2006 Rafineria Trzebinia S.A. received a decision of the Director of Tax Control Office in Kraków regarding institution of control proceedings with respect to reliability of calculation and settlement of value added tax and excise tax for the period from 1 January 2004 to 30 April 2004. On 15 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a control protocol related to the above described period. On 29 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations and considerations to this protocol which included, among other matters, lack of legal basis for the control proceedings related to the specified period in conjunction with the decision of the Head of the Customs Office in Kraków dated 17 September 2004 that waived the proceedings on determination of excise tax liability for January, February and March 2004 due to lack of legal substance. In addition the Plenipotentiary raised reservations in respect of lack of legal opinion on the matter subject to control in the control protocol.

In a letter dated 6 February 2007, the Tax Control Inspector representing the Tax Control Office in Kraków presented the office's position in respect of reservations to the control protocol for the period January-April 2004 that had been raised by the Plenipotentiary. Termination date of control proceedings was extended to 28 September 2007.

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavorable outcome for Rafineria Trzebinia S.A. has been created in these condensed consolidated financial statements for the period ended 30 June 2007.

(all amounts in PLN thousand)

On 22 October 2006 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office for Małopolska in Kraków regarding institution of control proceedings with respect to value added tax liability for the period of January, February and April – August 2005.
On 26 February 2007 the Head of Tax Office for Małopolska, seated in Kraków, had decided to institute tax control proceedings with regard to setting of value added tax liability for March 2005.
The above proceedings concern intracommunity supplies of finished goods and merchandise.

On 29 June 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a notice of the Head of the Tax Office for Małopolska extending to 31 August 2007 the tax control proceedings with respect of value added tax liability for the period from January to August 2005.

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavorable outcome for Rafineria Trzebinia has been created in these condensed consolidated financial statement for the period ended 30 June 2007.

On 10 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Customs Office in Kraków regarding institution of control proceedings with respect to excise tax liability for the period of November-December 2004. The proceedings concern deducting of input excise tax on purchased components with excise tax paid by the party not being an excise tax payer, from the output excise tax.

The Head of the Customs Office in Kraków has issued a decision on 31 May 2007 stating the amount of excise tax liability of PLN 600 thousand. The amount of the tax liability and penalty interest was already paid by Rafineria Trzebinia S.A. On 14 June 2007 Rafineria Trzebinia S.A. appealed from the above mentioned decision to the Director of the Custom Chamber in Kraków. The appeal has not been considered till the date of preparation of these financial statements. According to the tax-legal opinions there is a high probability of winning the dispute in the administrative-court proceedings and therefore there is no provision created by Rafineria Trzebinia S.A. in the consolidated financial statement for the period ending 30 June 2007.

Net consolidated assets of Rafineria Trzebinia amounted to PLN 501,991 thousand as at 30 June 2007. The share of PKN ORLEN in total voting rights at the General Shareholders' Meeting of Rafineria Trzebinia amounted to 77.15%.

3.2 The proceedings of the Energy Regulatory Office in Rafineria Trzebinia S.A.

On 24 March 2006 Rafineria Trzebinia S.A. received a notice from the Chairman of the Energy Regulatory Office regarding official institution of proceedings in respect of imposing a fine in connection with violating of concession obligations regarding production of liquid fuels. The essence of the proceedings regards potential direct application of the provisions of Directive 2003/30/EC of the European Parliament and of the EU Council of 8 May 2003 on the promotion of the use of biofuels or other renewable fuels for transport and Directive 2003/17/EC of the European Parliament and of the Council of 3 March 2003 amending Directive 98/70/EC relating to the quality of petrol and diesel fuels while on one hand effective 1 May 2004 Poland has become a member of the European Union whereas on the other hand no decrees of the Minister of Economy in respect of quality requirements for biofuels were available.

On 8 September 2006 the Chairman of the Energy Regulatory Office issued a decision imposing a fine of PLN 1 million in connection with alleged violating of concession regarding production of liquid fuels by Rafineria Trzebinia S.A. On 26 September 2006 the Management Board of Rafineria Trzebinia S.A. appealed via the Chairman of the Energy Regulatory Office to the Court of Competition and Consumer Protection, District Court in Warsaw, against the decision of the Chairman of the Energy Regulatory Office. The appeal regarded complete waiver of the decision. Unless waived, the Management Board of Rafineria Trzebinia appealed that the decision was changed in respect of the merit by waiver of the proceedings in front of the Chairman of the Energy Regulatory Office due to the lack of legal substance as Rafineria Trzebinia S.A. violated neither laws nor the concession obligations. The motion submitted by Rafineria Trzebinia included also a prejudicial query to the Court of Justice of the European Communities in Luxembourg via the Court of Competition and Consumers Protection, regarding the application of the acquis communautaire based on article 234 of the ECT. The query was as follows: "Was Rafineria Trzebinia S.A. – an entity registered in the Republic of Poland – entitled in 2006 to production of biofuels with a 20% fraction of biocontent in line with the standard EN 14214 and trade in biofuels in the Republic of Poland and other countries of the European Union, in accordance with the law of European Communities, in particular in accordance with the Directive 2003/30/EC of the European Parliament and of the Council on the promotion of the use of biofuels or other renewable fuels for transport, whereas the Republic of Poland did not implement the provisions of the above stated Directive within the period specified in the Directive". On 6 December 2006 the Chairman of the Energy Regulatory Office submitted a response to the appeal, claiming waiver of the appeal as it identified no basis to change the decision in respect of the fine. Among other matters, the Chairman of the Energy Regulatory Office stated that the violation of the acquis communautaire as described by Rafineria Trzebinia S.A. did not occur as the fine was imposed

(all amounts in PLN thousand)

on the Company in relation to trade of fuels not meeting quality standards defined in the decree dated 19 October 2005 in the Republic of Poland, and in conjunction with this case the decision was effective solely in the Republic of Poland and consequently it could not violate acquis communautaire.

On 2 April 2007 the Court of Competition and Consumers Protection Court in Warsaw pronounced a sentence giving consideration to Rafineria Trzebinia S.A.'s appeal and changing the decision of the Chairman of the Energy Regulatory Office in respect of the fine of PLN 1,000 thousand by waiver of proceedings.

According to the Court, Rafineria Trzebinia S.A. traded in biofuels with a 20% fraction of biocontent in line with terms of the concession regarding production of liquid fuels.
None of the concession terms banned production of fuels with specified parameters. According to the concession Rafineria Trzebinia S.A. is obliged to control the quality of fuels on a current basis and to issue quality certificates which may concern parameters set by law (for example decree) or mutual agreements. As in the period covered by the decision of the Chairman of the Energy Regulatory Office there were no quality standards set by decrees defining quality requirements for biocontent and liquid biofuels and Rafineria Trzebinia S.A. produced biofuels by the terms of the concession and the agreements and issued quality certificates confirming that parameters of fuels produced are in line with parameters set in the agreements, it means that Rafineria Trzebinia S.A. could produce biofuels with a 20% fraction of biocontent. This way the Court admitted that the decision of the Chairman of the Energy Regulatory Office offended article 56 par. 1 point 12 of Energy Law, changed the decision and waived the proceedings due lack of legal substance. The verdict is not binding yet.

On 22 May 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received the appeal of the Chairman of the Energy Regulatory Office. Both the Chairman of the Energy Regulatory Office and Rafineria Trzebinia S.A. sustain their positions.

The response of Rafineria Trzebinia S.A. to the appeal of the Chairman of the Energy Regulatory Office dated 8 May 2007 from the verdict as at 2 April 2007 of District Court in Warsaw – the Court of Competition and Consumers Protection was sent to the VI Civil Department of District Appeal Court in Warsaw on 31 May 2007.
Until the date of preparation of these consolidated financial statements the date of the trial at the Appeal Court has not been appointed yet.

3.3 Standing of Rafineria Trzebinia S.A. in connection with its Management's decision to temporarily discontinue production and sales of the ON BIO biofuel containing 20% of FAME esters

The immediate reason for the decision to temporarily discontinue production and sales of the biodiesel containing 20% of FAME esters was the Decree of the Minister of Finance as at 22 December 2006 reducing excise tax relieves. As a consequence, the financial standing of Rafineria Trzebinia S.A., an owner of modern biofuel production installation, deteriorated and the bank creditors of Rafineria Trzebinia S.A. demanded additional collateral on Rafineria Trzebinia's property.

The establishing of collateral must have been preceded by conclusion of agreements between Rafineria Trzebinia S.A. and PKN ORLEN and banks: Pekao S.A. and BPH S.A.

PKN ORLEN as a strategic investor has actively engaged in financial standing improvement process of Rafineria Trzebinia S.A.

On 5 March 2007, an agreement was signed in Warsaw between Rafineria Trzebinia S.A., PKN ORLEN, Pekao S.A. bank and BPH S.A. bank. The agreement regarded restructuring of indebtedness of Rafineria Trzebinia S.A. to banks and PKN ORLEN.

The agreement defined conditions for repayment of bank loan liabilities of Rafineria Trzebinia S.A. due to Pekao S.A. and BPH S.A. banks as well as amounts due to PKN ORLEN. It has also provided that Rafineria Trzebinia S.A. has to present satisfactory legal and property collaterals that would secure repayment of financial liabilities to the banks and PKN ORLEN. According to the schedule contained in the agreement, till 30 June 2007 Rafineria Trzebinia S.A. has partially repaid its bank loan liabilities to PEKAO S.A. and BPH S.A. in the amounts of PLN 30,000 thousand and PLN 5,000 thousand, respectively. It has also provided PKN ORLEN with the partial payment of its trade liabilities amounting to PLN 15,000 thousand.

The above described conditions of cooperation with the banks as well as the support granted by PKN ORLEN S.A. as a major shareholder have enabled Rafineria Trzebinia S.A. to conduct usual business activities, implement stabilization strategies and rebuild positive customer relations.

On 18 April 2007, after the approval of the corporate bodies, the Management Board of Rafineria Trzebinia S.A. signed an agreement with PKN ORLEN for composition of fuels with a fraction of biocontent up to 5%. The agreement enabled better utilization of assets such as warehouse spaces and production capacities of biodiesel installation.

(all amounts in PLN thousand)

The Management Board of Rafineria Trzebinia S.A. after performing performed the detailed legal and financial analysis has adopted a resolution on 11 May 2007 regarding implementing a new product on domestic market – methyl ester as an intrinsic fuel named "BIOESTER".

On 16 July 2007 the Management Board of Rafineria Trzebinia S.A. decided to resume diesel oil ON BIO production containing 20% of bio components – higher fatty acid esters FAME. The decision about the resumption of the production was made after performing by Rafineria Trzebinia S.A. the detailed economic analysis in relation to changes in the Excise Tax Act. The Management Board of Rafineria Trzebinia S.A. considers that resolved tax changes as well as other planned changes and solutions supporting the development of alternative source of energy motivate resumption of the production and sales of bio fuels by the Refinery. For detailed information see note VIII 20.

In order to complete the set of bio fuel products the Management Board of Rafineria Trzebinia S.A. intends to introduce sales of diesel oil containing 30% of bio components assigned for certain car fleets. The introduction of a new fuel production will be possible after achievement of profitability on sales.

Net consolidated assets of Rafineria Trzebinia S.A. Group amounted to PLN 501,991 thousand as at 30 June 2007. The share of PKN ORLEN in total voting rights at the General Shareholders' Meeting of Rafineria Trzebinia S.A. amounted to 77.15%.

3.4 Claims and court proceedings – Tankpol Sp. z o.o.

In accordance with an agreement dated 20 December 2002, Tankpol Sp. z o.o.; presently Tankpol – R.Mosio i wspólnicy spółka jawna in Szczucin ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in connection to receivables due from Tankpol. In a law suit dated 11 August 2003 Tankpol demanded obligation of PKN ORLEN to transfer ownership of 324 shares in Petrotank and compensation of PLN 198 thousand. The demand was modified several times. Finally, in a letter dated 22 January 2004, Tankpol modified its suit demanding compensation of PLN 36,384 thousand with interest from the date of law suit until the payment date. In case of PKN ORLEN's refusal to compensate, Tankpol demanded that the court obliged PKN ORLEN to transfer ownership of 253 shares in Petrotank to Tankpol.
On 22 March 2005 the District Court in Warsaw dismissed Tankpol's suit and adjudged PKN ORLEN with a compensation of relevant costs. On 4 May 2005 Tankpol appealed against the verdict and on 27 June 2005 PKN ORLEN submitted its response to the appeal. On 31 March 2006 the Court of Appeals changed the verdict of the District Court in Warsaw (which dismissed Tankpol's suit as a whole). The Court of Appeals pronounced that PKN ORLEN is obliged to transfer ownership of 26 shares in PetroTank to Tankpol. The Court of Appeals was convinced that PKN has appropriately executed the transfer of ownership agreement of 20 December 2002. The verdict of the Court of Appeals was legally binding and feasible, however both parties were entitled to submit an annulment to the Supreme Court. On 22 June 2006 Tankpol has submitted annulment from the verdict of the Court of Appeals. On 28 August 2006 PKN ORLEN responded to the annulment submitted by Tankpol. In its response PKN ORLEN disagreed with Tankpol's statement and claimed that it has appropriately executed the transfer of ownership agreement.

On 14 December 2006 the Supreme Court pronounced that it submitted the case for further examination to the Court of Appeals in Warsaw. According to justification of the verdict by the Supreme Court, valuation of shares presented by Tankpol should be taken into consideration (whereas the Court of Appeals omitted the valuation in its verdict). On 6 March 2007 the seating in front of the Court of Appeals in Warsaw took place. The verdict was pronounced on 15 March 2007. The Court of Appeals dismissed Tankpol's claim in respect of money compensation. The case was revoked to repronouncement in front of the District Court in Warsaw.

3.5 Disposal of shares in NOM Sp. z o.o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezależny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Elektroenergetyczne S.A. ("PSE"). The "put" price amounted to PLN 111,500 thousand and was calculated as a sum of nominal value of the shares sold and a cumulative investment premium calculated according to the agreement dated 8 June 2000 regulating the cooperation between shareholders of NOM.
On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce ("PCC") in Warsaw, regarding the determination of the invalidity of the sale of shares agreement.

On 26 April 2005 the Company received a verdict of the Court of Arbitration of the Polish Chamber of Commerce in Warsaw. The verdict of the arbitration court is unfavorable for PKN ORLEN. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable were changed.

(all amounts in PLN thousand)

The Company provided an allowance for the receivable in the amount of PLN 111,500 thousand presented in the financial statements for the year 2004.
On 20 May 2005 the Company issued a complaint to the District Court in Warsaw regarding waiving of the above verdict of the Court of Arbitration together with a motion to suspend execution of the verdict. On 26 June 2005 the District Court issued a decision to dismiss the motion to suspend execution.
On 6 April 2006 the District Court in Warsaw, XX Commercial Department, issued a verdict in respect of PKN ORLEN's complaint against the verdict of the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, dated 14 April 2005, in the case against PSE S.A. regarding sale of shares in NOM. The District Court dismissed PKN ORLEN's complaint and adjudged the return of proceeding's expenses of PLN 7 thousand for the benefit of PSE.
On 27 April 2006 PKN ORLEN plenipotary received the justification of a verdict from the District Court. Upon analysis of the justification, PKN ORLEN decided not to appeal against the verdict. The verdict is legally binding.

On 29 July 2005, PKN ORLEN demanded that PSE would repay within a week the contractual penalty of PLN 111,500 thousand.
On 8 August 2005 PKN ORLEN received a letter from PSE where PSE stated it was not bound to settle the penalty.
On 15 September 2005 PKN ORLEN filed at the Court of Arbitration of PCC a suit for adjudication of the contractual penalty of PLN 33,453 thousand. On 7 August 2006 PKN ORLEN changed the suit by the letter submitted to the Court of Arbitration of PCC, demanding contractual penalty of PLN 111,511 thousand with interest.
According to the declaration of the Court of Arbitration of 7 December 2005, PKN ORLEN submitted a letter with motions of evidence and the statement regarding eventual suspension of the proceedings. PKN ORLEN's attorney received analogous letter from PSE. On the seatings dated 31 August and 1 September 2006 the Court of Arbitration acquainted with testimonies of both parties' witnesses.
On the following seatings dated 29 November 2006 and 14 December 2006 the Court acquainted with testimonies of both parties' witnesses.
On the seating dated 14 December 2006 the Court obliged both parties to prepare and submit letters with recapitulation of stands until the end of January 2007. The letters were submitted by all parties. Simultaneously the plenipotentiaries of PSE submitted motion for reopening of the trial in order to complete the evidence materials. After the trial has been reopened there have been three hearings performed – the last one on 20 June 2007.

Currently no further activities of the proceedings are foreseen and in the short period of time the Court should decide upon the closing the trial.

As of 30 June 2007 shares in NOM were presented in these consolidated financial statements as assets classified as held for sale in the net amount of PLN 22 million. PKN ORLEN signed an agreement with EXATEL S.A. regarding sales of shares in NOM on 6 July 2007. For detailed information see note VIII 17.

3.6 Power transfer fee in settlements with Zakład Energetyczny Płock S.A.

According to the paragraph 36 of the Decree of the Minister of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Official Journal No. 1 dated 15 January 2001), the method of settlement of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of system fee calculation has been allowed. Following the decision of the Chairman of the Energy Regulatory Office, the electricity sale agreement between Zakład Energetyczny Płock S.A. ("ZEP S.A.") and PKN ORLEN was signed. The agreement did not determine contentious issues concerning system fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN to compromise agreement and then filed a law suit against PKN ORLEN, while the District Court in Warsaw summoned PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against ZEP S.A. The Company's Management Board estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created a provision for that purpose in the amount of PLN 9,781 thousand.
As a consequence of the court decision PKN ORLEN was obliged to pay a liability connected with the system fee to ZEP S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for the business risk was increased by PLN 28,179 thousand to cover the whole claim.
The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE S.A. against ZEP S.A., where PKN ORLEN S.A. is an outside intervener, is decided. The amount of claim is updated by the amount of interests.

On 3 August 2005 a complaint was filed against the above decision of stay of proceedings. On 12 December 2005 the Court of Appeal in Warsaw, I Civil Department, dismissed the complaint regarding the decision of stay of proceedings. The above described proceedings have not yet been ended. According to the decision of the Polish Constitutional Tribunal issued on 25 October 2006, suspended proceedings may again be opened.

(all amounts in PLN thousand)

On 8 March 2007 the first seating of the case where PKN ORLEN acts as an outside intervener took place. The parties were entitled to declare its positions in front of the court. The next seating has been postponed for an indefinite period. The letter in proceedings on behalf of PKN ORLEN was sent to the court on 22 March 2007.

On 4 April 2007 the Company received the letter in proceedings of ZEP S.A. dated 22 March 2007, in which ZEP S.A. supported its statement in the case and claimed to waive the motion of PSE S.A. concerning issuance of a partial verdict and motions of evidence raised by PSE S.A.

On 6 April 2007 another letter in proceedings on behalf of PKN ORLEN as an outside intervener was sent to the court. In the letter PKN ORLEN approved the motion of ZEP S.A. to raise a legal query to the Polish Constitutional Tribunal and explained its statement in the case.

The Company received also the letter in proceedings of PSE S.A. dated 25 April 2007, in which PSE S.A. supported its claims and its statement included in the previous letters as well as presented its opinion about statements and motions presented in the letter of an outside intervener. Moreover, PSE S.A. supported and explained its motion concerning issuance of a partial verdict.

On 20 June 2007 PSE S.A. sent a trial letter where it sustained and developed conclusions.

3.7 Anti-trust proceedings

As at the date of the preparation of these consolidated financial statements, the Company is a party in two anti-trust proceedings.

Upon to the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") from 21 March 2005, an anti-trust proceedings were started in connection with an allegation that PKN ORLEN S.A. in Płock concluded an agreement with Lotos S.A. group in Gdańsk which limited competition on the domestic sale market of universal petrol U95 through an unanimous decision to give up production and distribution of U95 and thus eliminating competition on the domestic U95 sale market as well as excluding the risk of the market take-over by the competitor. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by the Chairman of OCCP.
The proceedings to take evidence are pending. They have been prolonged due to motions filed by PKN ORLEN S.A. in order to limit access rights to evidence and due to relative decisions that were issued in this respect by the Chairman of OCCP and which were sued at the Consumer and Competition Court by Lotos S.A. group. On 22 February 2006 the proxy of PKN ORLEN S.A. filed complaint against the decision of Chairman of OCCP refusing taking into account one of the PKN ORLEN's motions concerning limitation of access rights to evidence by Lotos S.A. group. On 14 April 2006 OCCP informed the Company of the prolongation of the anti-trust proceedings until 31 May 2006, and subsequently until 31 August 2006. As at the date of preparation of these condensed consolidated financial statements the proceedings were not finalized. The decision on prolongation of the proceedings was also not delivered.
By virtue of the actual course of the proceedings, limited to court verification of decisions issued by the Chairman of OCCP, it is difficult to assess the risk that PKN ORLEN S.A. may be fined. However, in the light of lack of evidence that would indicate concluding of a prohibited agreement, the Company assesses risk of fine as low.

On 21 March 2005, the Company received a letter in which the Chairman of OCCP requested information on monoethylene glycol market and radiator liquid market in the years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze "Petrygo" liquid to radiators and prices for monoethylene glycols. In these proceedings the Chairman of OCCP issued a decision of 19 July 2000 imposing a fine in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the decision. On 13 August 2001 the Anti-Trust Court annulled fully the decision of the Chairman of OCCP, which accused PKN ORLEN S.A. of applying monopolistic practice, at the same time annulling the fine. Consequently, in 2001 the provision was fully reversed in PKN ORLEN. On 4 October 2001 the Chairman of OCCP submitted an annulment to the verdict.
On 10 July 2003 the Supreme Court annulled the verdict of the Anti-Trust Court dated 13 August 2001.
The case was conducted again by the District Court in Warsaw, the Consumer and Competition Court (former Anti-Trust Court), which at the seating on 21 July 2004 pronounced the judgment again revoking the appealed decision of the Chairman of OCCP.
Due to the letter from OCCP that had been received on 21 March 2005, PKN ORLEN answered the questions of OCCP on 11 April 2005. A response defining the adequate geographical market of monoethylene glycol was sent to OCCP on 6 May 2005. Upon the OCCP's request, additional information was provided on 18 May 2005, 7 December 2005 and 14 July 2006. On 5 October 2006 the Company submitted additional information concerning the method of calculation of base price of monoethylene glycol and explained the conditions concerning validity of price list for antifreeze liquid to radiators for packaging companies. On 19 October 2006 a notice from OCCP concerning conclusion of proceedings to take evidence was received. PKN ORLEN S.A. was given a fourteen-day period to get acquainted with the evidence gathered.

(all amounts in PLN thousand)

On 3 November 2006, after getting acquainted with all gathered evidence, the Company submitted a motion to discontinue the proceedings or to issue a decision stating that no activities limiting competition described in art. 8 par. 1 and 2, point 5 and 6 of the Anti-trust Act occurred. The decision dated 29 December 2006 no. RWA-48/2006 was received on 16 January 2007. The Chairman of the Office for Competition and Consumers' Protection decided that PKN ORLEN violated laws by limiting competition and abusing dominant position on the domestic monoethylene glycols market. The violation regarded acting against the creation of the indispensable conditions for setting or development of the competition through unfair setting of the price formula of anti-freeze engine coolant Petrygo. The setting was acknowledged as inadequate to increase in price of glycol (basis raw material for this coolant). The Chairman of OCCP ordered to abandon the practice and imposed a penalty in the amount of PLN 14,000 thousand.

On 29 January 2007 PKN ORLEN filed a cancellation to this decision to the District Court in Warsaw, the Consumer and Competition Court. As at the present date, the date of the seating in respect of the cancellation has not yet been set.

The financial statements do not include provisions related to the above proceedings as in the view of the Management Board of PKN ORLEN, upon receipt of independent legal opinions, a risk that the Company is charged with a fine is remote. However due to the actual status of proceedings related to PETRYGO these condensed consolidated financial statements include contingent liability in the amount of PLN 14,000 thousand.

3.8 Risk of loosing tax relieves

3.8.1 Investment relief

In accordance with tax regulations, in force in previous years, the Group companies reduced the taxable income for the purposes of corporate income tax by the following titles:

- investment expenditures incurred in a given tax year (investment relief)
- 50% of the previous year's investment relief (investment premium).

During the period 2002-2003 the Group companies reduced the taxable income by investment relief and investment premium in the following amounts:

Year of deduction	Investment relief	Investment premium
2002	14 234	49 222
2003	-	6 923
Total	**14 234**	**56 145**

Despite the fact that the investment relieves and investment premiums are of contingent nature, the Group companies do not identify a risk that its right to the deductions might be denied by the tax authorities. The Group companies do not also identify a risk of losing the right to relieves and premiums due to breach of conditions which in effect oblige to return the amounts deducted.

Due to acquisition of assets in the Czech Republic, PKN ORLEN Group is subject to regulations included in investment relieves act and income tax act being in force in the Czech Republic. According to Czech regulations investment relieves are of contingent nature. Breach of certain conditions results in losing the right to the investment relief and obliges to return of the relief (repayment of tax liability for all years, in which the relief was used) increased by the appropriate fines.
As at the date of preparation of these financial statements Unipetrol Group companies have utilized PLN 40,451 thousand of investment relieves.

In Lithuania investment relief is regulated by tax law and individual agreements signed between the company and the government of Lithuania. In accordance with the law, part of profit designated for investment is taxed with 0% rate. The State Tax Inspection is authorized to collect tax related to unused tax relief, which was improperly calculated and not fully paid within the 5 years period.
As at the date of preparation of these financial statements Mazeikiu Group companies have utilized PLN 26,087 thousand of investment relieves.

(all amounts in PLN thousand)

3.8.2 Other tax relieves

In the years from 2001 to 2005 Mazeikiu Nafta was taking advantage of the other tax relieves. As at the date of financial statements preparation the amount of used tax relief by Mazeikiu Nafta amounted to PLN 109,399 thousand. The period of validation of returns resulting from this tax relief has not yet expired but Mazeikiu Nafta assessed the risk of return necessity as low.

3.9 Risk connected with the disposal of a portion of assets and liabilities related to purchase of Unipetrol shares

In 2003-2004, the Management Board of PKN ORLEN appointed at that date concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of the Unipetrol Group companies.
In 2005, the Management Board appointed at that date, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.
Agrofert Holding a.s. agreed that PKN ORLEN S.A. disclosed only portion of the agreements. This portion was presented by Agrofert Holding a.s. itself at the press conference on 13 September 2005.

On 25 January 2006 PKN ORLEN received a copy of a law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty of EUR 77,266,500 with interests. The court proceeding in front of the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress.

On 20 February 2006 the Management Board of PKN ORLEN has decided to withdraw (in the understanding of the Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE a.s. and Synthesia a.s. (formerly: ALIACHEM a.s.) shares.

On 9 May 2006 the Company's attorney received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of the second law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute, similarly to the first one commenced by Agrofert Holding a.s., amounts to EUR 77,266,500 with interests. The arbitration proceedings initiated by this law suit are currently in progress.

On 5 July 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of the third law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute amounts to CZK 409,102,494 (approximately EUR 14 million) plus interests.
The arbitration proceedings initiated by this law suit are currently in progress.

On 13 December 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of the fourth law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of compensation of loss related to unfair competition, illegal violation of reputation of Agrofert Holding a.s.
The value of the dispute amounts to CZK 17,352,550,000 (approximately EUR 700 million) with interests. The amount claimed by Agrofert Holding a.s. is analyzed by the Company's legal advisors, and the arbitration proceedings are in progress.

As at the date of preparation of these financial statements, the parties are conducting mediations aimed at amicable settlement of the dispute in respect of the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V. The Management Board of the Company hopes that, as a consequence of series of mediation meetings, the Company and ConocoPhillips will soon finalize the mediation process with favorable outcome to both parties.

The foregoing financial statements include the provision to cover the potential negative financial effects related to execution of the agreements.

(all amounts in PLN thousand)

3.10 Risk connected with agreements with Deza a.s.

In August and September 2005 Unipetrol a.s. received letters from Deza a.s., requesting execution of the agreements regarding sale of shares in Agrobohemie a.s. and Aliachem a.s. (presently Synthesia a.s.) Unipetrol a.s. and Deza a.s. each own 50% shares in Agrobohemie a.s. The shareholder structure in Synthesia a.s. is as follows: Agrobohemie a.s. owns 55.01% shares, Unipetrol a.s. – 38.79% and Deza a.s. – 4.67%. The remaining 1.53% of shares is owned by minority shareholders of Synthesia a.s.

Letters received from Deza regarded the agreements for future transfer of shares, concluded between Unipetrol a.s. and Deza a.s. in relation to shares in Agrobohemie a.s. and Synthesia a.s. on 12 October 2000 and 15 August 2001, respectively. The Management Board of Unipetrol a.s., having thoroughly analyzed the signed agreements and received letters, concluded that these documents contain serious legal defects as well as deviate from standard market practices. Consequently, the Management Board of Unipetrol a.s. proposed Deza a.s. to modify the transaction documents in order to ensure their compliance with binding Czech law as well as market standards and practices. In spite of efforts of Unipetrol a.s., Deza a.s. rejected proposals of the Management Board of Unipetrol a.s.. On 26 January 2006 Deza a.s. filed to the court its claim for contractual penalties against Unipetrol a.s. based on the argument that Unipetrol, a.s. breached its obligation to sign the share transfer agreements. On the basis of the above mentioned agreements, Deza a.s. calculated the penalties in the amount of CZK 1.5 million per day. On 22 August 2006 Deza a.s. filed additional claim to the court in respect to execution of the agreements concerning transfer of shares and in respect to damages with Unipetrol's breach to execute the share transfer agreements being the arguments in both cases. In the second half of 2006 Unipetrol a.s. and Deza a.s. commenced negotiations in order to potentially achieve a compromise amicably out-of-court proceedings. Until the date of preparation of these consolidated financial statements the negotiations have not been finished and no agreement has been concluded with Deza a.s. in respect to the shares transfer. Despite the efforts of Unipetrol a.s. related to conclusion of agreements acceptable for both parties, probability of concluding of such agreements is difficult to predict.

In relation to the fact that no compromise agreement has been signed between Unipetrol a.s. and Deza a.s., it cannot be excluded that the court proceedings presently stayed at the request of the two parties will be continued in case no settlement is reached. The completion date for these proceedings as well as final decisions related to invalidity of the agreements, payment of contractual penalties or indemnities for the benefit of Deza a.s. are difficult to be defined. Court proceedings in the Czech Republic usually last a few years depending on circumstances.

In addition, Unipetrol a.s. has currently no access to any business information connected with future development of Agrobohemie a.s. and Synthesia a.s. and is unable to manage, control or influence the financial and operating standing of both entities due to the fact that they are controlled by Deza a.s. The feasibility of sale of shares by Unipetrol a.s. to any third party entities is limited in this situation.

The above described circumstances may have significant negative impact on value of shares of Unipetrol a.s. in Agrobohemie a.s. and Synthesia a.s. By virtue of uncertainties in relation to future outcome of court proceedings as well as due to difficulties in determination of the fair value of shares, neither impairment allowance in respect of the value of shares was recognized nor was provision for contractual penalties created in the financial statements.

Due to loss of significant influence of Unipetrol Group on associated companies: Synthesia a.s., Agrobohemie a.s. as of 30 September 2005, these assets were accounted for using the equity method and included in the consolidated balance sheet of Unipetrol a.s. as at 30 June 2007 as long-term financial investments of PLN 479,033 thousand (translated from CZK using the exchange rate applicable for 30 June 2007).

(all amounts in PLN thousand)

VIII. SIGNIFICANT EVENTS DURING THE PERIOD FROM 1 JANUARY 2007 TO THE DATE OF PREPARATION OF THIS REPORT, PRESENTED IN THE REGULATORY ANNOUNCEMENTS

1. Purchase of shares in Etylobenzen Płock Sp. z o.o. by PKN ORLEN

PKN ORLEN informed in its regulatory announcement no. 19/2007, that on 23 April 2007 PKN ORLEN signed with Firma Chemiczna Dwory S.A., seated in Oświęcim, Poland ("Dwory S.A."), the agreement on sale of shares ("Agreement") of ETYLOBENZEN Płock Sp. z o.o., seated in Płock 09-411, Chemików 7 St.
As the result of the Agreement, PKN ORLEN bought from DWORY S.A., 588 shares of ETYLOBENZEN Płock Sp. z o.o. for PLN 10 thousand each and with total nominal value of PLN 5,880 thousand, representing 49% of share capital of ETYLOBENZEN Płock Sp. z o.o. i 49% of voting rights at the General Shareholders' Meeting of ETYLOBENZEN Płock Sp. z o.o., for the total price of PLN 6,016,444.59.
After the transaction, PKN ORLEN will own 100% shares in the share capital of ETYLOBENZEN Płock Sp. z o.o. The share capital of ETYLOBENZEN Płock Sp. z o.o. amounts to PLN 12,000 thousand and is divided into 1,200 equal and indivisible shares with a nominal value of PLN 10 thousand each.
There are two persons in the Management Board of ETYLOBENZEN Płock Sp. z o.o.: The President of the Management Board is an employee of PKN ORLEN.
PKN ORLEN's investment in ETYLOBENZEN Płock shares is considered as a short-term investment, it is the intention of the Management Board of PKN ORLEN to incorporate ETYLOBENZEN Płock into the structure of PKN ORLEN.
See also: Regulatory announcement no 8/2007 dated 19 January 2007 and Regulatory announcement no 62/2006 dated 17 October 2006.

2. Call of the Ordinary General Meeting of Shareholders of PKN ORLEN

PKN ORLEN informed in its regulatory announcement no. 20/2007, that the Management Board of the PKN ORLEN acting in accordance with art. 399 par. 1 in connection with art. 395 par. 1 of Code of Commercial Companies and par. 7 section 3 of the Statute of Association calls of the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. ("General Meeting"), to be held on 31 May 2007 at 12.00 in Płock at the following address: Dom Technika; ul. Kazimierza Wielkiego 41. The agenda of the meeting is as follows:

1. Opening of the General Meeting.
2. Election of the Chairman of the Meeting.
3. Affirmation of the legality of the Meeting and ability to pass resolutions
4. Approval of the Agenda.
5. Election of the Vote Counting Commission.
6. Revision of the Director's Report on the Company's Activities for the financial year 2006, with a motion concerning profit distribution for the financial year 2006.
7. Revision of the Supervisory Board's Report on the Director's Report on the Company's Activities and the financial statements for the financial year 2006 regarding their conformity with the books and documentation, as well as with the actual status and the motion of the Management Board concerning profit distribution for the financial year 2006.
8. Revision of the Director's Report on the PKN ORLEN Group's Activities and consolidated financial statements of the PKN ORLEN Capital Group for the financial year 2006.
9. Voting on a resolution concerning approval of the Director's Report on the Company's Activities and financial statements for the financial year 2006.
10. Voting on a resolution concerning approval of the Director's Report on the PKN ORLEN Group's Activities and consolidated financial statements of the PKN ORLEN Capital Group for the financial year 2006.
11. Voting on a resolution concerning the distribution of PKN ORLEN profit for the year 2006.
12. Voting on the resolutions concerning approval of the PKN ORLEN Management Board Members performance in 2006.
13. Voting on the resolutions concerning approval of the PKN ORLEN Supervisory Board Members performance in 2006.
14. Voting on a resolution concerning the transferring of the financial resources gathered within the Ogólnopolski Charytatywny Fundusz CPN-SOS, to the Company's Social Fund.
15. Voting on a resolution concerning Company's position regarding the Corporate Governance Principles for the issuers of shares, convertible bonds and pre-emptive conversion bonds admitted to public trading.
16. Examination and adoption of the resolutions regarding the divestment (including the sale, exchange, contribution in kind, donation) or lease-out of entities within the structure of the enterprise.
17. Voting on a resolution concerning changes to the composition of the Supervisory Board.
18. Closure of the General Meeting of Shareholders.

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

3. Purchase of shares in Petro–Oil Lubelskie Centrum Sprzedaży from ORLEN Petroprofit by Orlen Oil

PKN ORLEN informed in its regulatory announcement no. 21/2007, that on 25 April 2007 PKN ORLEN was informed that on 23 April 2007 its subsidiary, ORLEN PetroProfit Sp. z o.o., seated in Niemce near Lublin ("ORLEN PetroProfit") signed with the other PKN ORLEN's subsidiary, ORLEN Oil Sp. z o.o., seated in Krakow ("ORLEN Oil") the Agreement on the sale of the shares („Agreement") of Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o. seated in Lublin ("Petro-Oil LCS").

As the result of the agreement, ORLEN OIL purchased from ORLEN PetroProfit 2,888 shares of Petro-Oil LCS, with a nominal value of PLN 500 each, with total nominal value of PLN 1,444 thousand, representing 76% of share capital of Petro-Oil LCS and 76% of voting rights at the General Meeting of Shareholders of Petro-Oil LCS, for PLN 2,280 thousand. The sources of financing of the purchase of the shares of Petro-Oil LCS are the ORLEN OIL's own means.

PKN ORLEN owns 100% stake of share capital and voting rights of ORLEN PetroProfit, as well as 51.7% of share capital and total voting rights at the General Meeting of Shareholders of ORLEN OIL. Moreover, 6 from 7 Members of the Supervisory Board of ORLEN OIL are the employees of PKN ORLEN, whereas 3 from 3 Members of the Supervisory Board of ORLEN PetroProfit are the employees of PKN ORLEN.
Moreover, Rafineria Trzebinia S.A. owns 43.8% stake in the share capital of ORLEN OIL and Rafineria Nafty Jedlicze S.A. owns 4.5% stake in the share capital of ORLEN OIL. PKN ORLEN owns 77.2% stake in the share capital of Rafineria Trzebinia S.A. and 75% stake in the share capital of Rafineria Nafty Jedlicze S.A.
With the exception of the relations mentioned above, there are no other connections between ORLEN PetroProfit, its managing or supervisory personnel, and the buyer of the shares – ORLEN OIL.

4. Signing the agreement by PKN ORLEN with Rafineria Trzebinia S.A. for the diesel blending services with bio-components

PKN ORLEN informed in its regulatory announcement no. 22/2007, that on 25 April 2007 PKN ORLEN signed service agreement with Rafineria Trzebinia S.A., for the blending of diesel - Ekodiesel Ultra – with up to 5% of fatty acid methyl ester ("Agreement") for PKN ORLEN.
The agreement is in force from 1 February 2007 and was concluded for an indefinite period. The estimated value of the agreement for the period of five years amounts to approximately PLN 2 billion.
The subject of the Agreement are the services of Rafineria Trzebinia S.A. connected to the blending of diesel with up to 5% of bio-components (fatty acid methyl ester - FAME) in the Rafineria Trzebinia warehouse.
Moreover, PKN ORLEN, during the past 12 months, had signed with Rafineria Trzebinia S.A. the following agreements, for a total amount estimated at approximately PLN 126 million:
- 14 February 2007 – the agreement on logistic services of Rafineria Trzebinia S.A. for PKN ORLEN,
- 2 April 2007 – the agreement for the sale by Rafineria Trzebinia S.A. of fuel for pyrolysis to PKN ORLEN,
- 13 December 2006 - the agreement on sale by Rafineria Trzebinia S.A. of fatty acid methyl ester to PKN ORLEN,
- 13 December 2006 - the agreement on sale by Rafineria Trzebinia S.A. of Ekoterm Plus, i.e. light heating oil to PKN ORLEN,
- 16 November 2006 - the agreement on sale by Rafineria Trzebinia S.A. of fuel for pyrolysis to PKN ORLEN.
PKN ORLEN owns 77.2% shares in the share capital of Rafineria Trzebinia S.A.

5. The purchase of shares in Butadien Kralupy a.s. by Kaucuk a.s.

PKN ORLEN S.A. informed in its regulatory announcement no. 24/2007 that on 9 May 2007 it was informed that Butadien Kralupy a.s. ("Butadien Kralupy"), seated in Kralupy upon Vitavou (the Czech Republic), was registered by the City Court in Prague (the Czech Republic) on 27 April 2007.

PKN ORLEN's indirect subsidiary – Kaucuk a.s. ("Kaucuk"), seated in Kralupy upon Vitavou (the Czech Republic) has acquired 300 shares in Butadien Kralupy for a total amount of CZK 150,000 thousand (i.e. approximately PLN 19,980 thousand based on average CZK/PLN exchange rates as of 9 May 2007, announced by the National Bank of Poland) ("Purchased Shares").

The Purchased Shares, with a nominal value of CZK 500 thousand each (i.e. approximately PLN 66.6 thousand based on average CZK/PLN exchange rates as of 9 May 2007, announced by the National Bank of Poland), represent 100% of the share capital of Butadien Kralupy and 100% of the voting rights at the General Shareholders' Meeting of Butadien Kralupy. The shares were paid for by Kaucuk in the form of a cash contribution.

The main business activity of Butadien Kralupy contains among others rent of real estates, apartments and non-residential premises. Butadien Kralupy will be involved in the construction and operation of a new butadiene installation, which is a subject of the agreement signed by Unipetrol, Firma Chemiczna Dwory S.A., seated in Oświęcim (Poland) ("Dwory"), Chemopetrol a.s. and Kaucuk (details of the agreement are included below).

(all amounts in PLN thousand)

Simultaneously, on 9 May 2007, Butadien Kralupy and Chemoprojekt a.s., seated in Prague (the Czech Republic) signed the Agreement on the Construction of a New Butadiene Installation (the "Agreement") for a total price of CZK 1,147,364 thousand (i.e. approximately PLN 152,828.9 thousand based on average CZK/PLN exchange rates as of 9 May 2007, announced by the National Bank of Poland) as well as other contractual documentation connected with the Agreement.

The Agreement was signed in connection with implementation of the sale of 100% shares in Kaucuk, owned by Unipetrol, and within the meaning of the Cooperation Agreement regarding construction and operation of a new butadiene installation, which was signed on 30 January 2007 by Unipetrol, Dwory, CHEMOPETROL a.s. and Kaucuk (the "Cooperation Agreement"). The sale of shares in Kaucuk is executed based on the share purchase agreement signed on 30 January 2007 between Unipetrol as a seller and Dwory as a purchaser.

The Cooperation Agreement provides that a 51% stake in Butadien Kralupy will be transferred from Kaucuk to Unipetrol. As a result the investment of Kaucuk in Butadien Kralupy is of a short-term nature.

6. Sales of shares in Ran-Petromex Sp. z o.o. by Rafineria Nafty Jedlicze S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 26/2007 that on 17 May 2007 Rafineria Nafty Jedlicze Spółka Akcyjna ("Rafineria Nafty Jedlicze S.A.") seated in Jedlicze has sold all its owned shares in Ran-Petromex, a limited liability company ("Ran-Petromex Sp. z o.o.") seated in Opole i.e. 510 shares, with a par value PLN 50 per share, for a total price of PLN 100 ("Sold shares"). The sold shares represent 51% of the initial capital of Ran-Petromex and 51% of the votes at the General Meeting of shareholders of Ran-Petromex. The book value of the sold shares in the Rafineria Nafty Jedlicze S.A. books amounted to PLN 0, as of 16 May 2007.

The Ran-Petromex shares were sold to a natural person, Mr. Janusz Kisielewski, who, until now, was a co-owner of Ran-Petromex Sp. z o.o. Ran-Petromex's main business activity was gathering processed oil but, since 2002, the activity of Ran-Petromex has been stopped. Ran-Petromex does not have sufficient financial resources to start the liquidation process.

7. Mr. Wiesław Rozłucki has decided not to stand for re-election to the Supervisory Board of PKN ORLEN

PKN ORLEN S.A. informed in its regulatory announcement no. 28/2007, that on 30 May 2007 it has received a statement from Mr. Wieslaw Rozlucki, Supervisory Board Member, that he has decided not to stand for re-election to the Supervisory Board of PKN ORLEN S.A. for a further term of office.

8. Appointment of the Supervisory Board of PKN ORLEN for a new term of office

PKN ORLEN S.A. presented in its regulatory announcement no. 31/2007, that the Ordinary General Meeting of Shareholders of PKN ORLEN S.A. held on 31 May 2007 appointed the Supervisory Board for a new three-year-term of office. Ms Małgorzata Izabela Ślepowrońska was elected to the position of Chairman of the PKN ORLEN S.A. Supervisory Board. The following Supervisory Board Members were also elected: Ms. Agata Janina Mikolajczyk, Mr. Robert Czapla, Mr. Marek Drac-Tatoń, Mr. Raimondo Eggink, Mr. Zbigniew Macioszek, Mr Krzysztof Rajczewski and Mr. Jerzy Woźnicki. Mr. Raimondo Eggink and Mr. Jerzy Woźnicki were elected as the independent Members of the PKN ORLEN S.A. Supervisory Board.

9. Assumptions of the Value Creation Program for Mazeikiu Nafta - PKN ORLEN's strategy for integration with Mazeikiu Nafta

PKN ORLEN S.A. informed in its regulatory announcement no. 33/2007 the Value Creation Program ("VCP") for its Lithuanian subsidiary AB Mazeikiu Nafta ("MN").
In accordance with the assumptions of the VCP, the targeted EBITDA of MN, under a variable macro scenario, in 2012 amounts to USD 700 million, (compared to USD 727 million under a constant macro scenario). Capex planned for MN in the years 2007-2012 amounts to USD 1.6 billion.

The VCP will be realized through the following three phases:

1. Restoring of the production capacity of MN ("Restoring of the production capacity"), following the fire that happened at MN on 12 October 2006 and the crude supply disruption via pipeline that started on 29 July 2006. This phase towards restoring of the production capacity will be realized through:

- Restoring the vaccum column, that has been out of order for 20 years, at the Bitumen Oxidation Unit, what allowed to decrease production of heating oil;

(all amounts in PLN thousand)

- Restoring the Visbreaking Unit, damaged after the fire, what allowed to come back to the regime of full conversion;
- Starting the deliveries of VGO (vaccum gas oil) for the full utilization of FCC (fluid catalytic cracker);
- Restoring the Vacuum Distillation Unit by the end of 2007;
- Securing crude oil deliveries:
  - Crude oil imports by sea utilizing the infrastructure of MN in Butinge and joint crude oil sourcing with PKN ORLEN S.A.
  - Engaging with relevant parties to attempt to restore of deliveries by pipeline.

2. Operational Efficiency Improvement across all MN business segments. PKN ORLEN S.A. has already started to implement Phase 2 which, among others, includes:

- Implementing operational improvement initiatives in all business and functional areas;
- MN retail network expansion in the Baltics;
- Establishing MN independent seaborne trading activities;
- Implementating of segment-based management in MN;

3. Value growth through a New Investment Program ("New Investment Program"). Preparation for the New Investment Program has already started and during 2007 is expected to involve detailed front-end engineering and planning. The implementation will be continued in 2008 with the majority of works completed by the end of 2011. The New Investment Program will be realized mainly through:

- Increasing the MN refinery conversion ratio:
  - Hydrocracker
  - Vacuum flasher (Visbreaking)
  - Propane - Propylene splitter
- Investments to comply with European Union regulations.

Increase of the EBITDA level of MN till 2012 in comparison to 2007, amounting to USD 650 million under the constant macro conditions, will consist of effects of the certain VCP phases, in the following breakdown:

1. Restoring of the production capacity: USD 200 million
2. Operational Efficiency Improvement: USD 250 million
3. New Investment Program: USD 200 million

The breakdown of the targeted MN capex in 2007-2012, amounting to USD 1.6 billion, is divided into the following certain stages of realization of the VCP:

1. Restoring of the production capacity: USD 300 million
2. Operational Efficiency Improvement: USD 550 million
3. New Investment Program: USD 750 million

PKN ORLEN S.A. currently holds 89.88% of the votes at the General Meeting of MN. The Government of the Republic of Lithuania holds 9.98% of the votes at the General Meeting of MN. As PKN ORLEN S.A. and the Government of the Republic of Lithuania jointly hold shares of MN entitling them to exercise more than 95% of the votes at the General Meeting of MN, in accordance to the Lithuanian law, they have realized the squeeze-out of MN minority shareholders. The first stage of the squeeze-out process of the remaining minority shareholders of MN was commenced by PKN ORLEN S.A., jointly with the Government of the Republic of Lithuania, on 14 February 2007 and completed on 21 May 2007. Pursuant to the agreement between PKN ORLEN S.A. and the Government of the Republic of Lithuania, all shares acquired from minority shareholders during the squeeze-out process are being purchased by PKN ORLEN S.A. On 23 May 2007, PKN ORLEN S.A. filed a petition with a Lithuanian court requesting the issuance of an order pursuant to which all shares in MN held by minority shareholders will be transferred to PKN ORLEN S.A.

Macro assumptions:
Constant assumptions - assumes the reference macro-environment of 2004: Brent price USD 38.3/bbl, Brent-Ural differential USD 4.1/bbl, Rotterdam refining margin USD 5.6/bbl, exchange rates: PLN/EUR 4.52, PLN/USD 3.65.
Variable macro assumptions in given years:
a) Brent-Ural differential: 2007E: 3.5, 2008E: 3.3, 2009E: 3.3, 2010E-12E: 3.0
b) Rotterdam refining margin: 2007E 5.26, 2008E: 4.86, 2009E: 4.95, 2010E: 5.03, 2011E: 4.97, 2012E: 5.10
c) exchange rates PLN/USD: 2007E 2.85, 2008E: 2.84, 2009E: 2.85, 2010E: 2.87, 2011E: 2.87, 2012E: 2.84

10. Projected CAPEX in years 2007-2012 of PKN ORLEN Capital Group

PKN ORLEN S.A. informed in its regulatory announcement no. 35/2007 that the planned total capital expenditure ("CAPEX") for the PKN ORLEN S.A. Capital Group in years 2007-2012 will amount to PLN 21.18 billion. Assumptions already include estimated capital expenditure for the Mazeikiu Nafta Capital Group ("MN") in the amount of PLN 4.57 billion.

The yearly breakdown of CAPEX plan for the PKN ORLEN Capital Group is as follows:

	2007	2008	2009	2010	2011	2012
CAPEX in the PKN ORLEN Capital Group in PLN billion	3.63	4.69	4.74	3.42	2.84	1.86

The capital expenditure plan in the PKN ORLEN Capital Group in years 2007-2012 assumes that the annual average level of CAPEX will amount to PLN 3.53 billion.

The assumed annual average level of the capital expenditure by segments of PKN ORLEN Capital Group is as follows:

CAPEX in the PKN ORLEN Capital Group in PLN billion	2007	2008	2009	2010	2011	2012	Total 2007-2012	Annual average
Petrochemicals	0.54	1.28	1.94	1.19	0.54	0.39	5.87	0.98
Refining	1.40	1.73	1.30	0.75	0.67	0.16	6.00	1.00
Chemicals	0.16	0.23	0.22	0.33	0.34	0.24	1.51	0.25
Retail	0.73	0.58	0.53	0.43	0.58	0.40	3.26	0.54
Crude oil trade and Upstream	0.05	0.29	0.29	0.29	0.29	0.29	1.49	0.25
Others (including: Supporting Production, Logistics, Oil, Wholesale, Corporate Center)	0.74	0.59	0.47	0.43	0.43	0.38	3.04	0.51
Total	3.63	4.69	4.74	3.42	2.84	1.86	21.18	3.53

With regards to the major elements of the CAPEX plan for the PKN ORLEN Capital Group in years 2007- 2012 the following initiatives by segments should be considered amongst others:

Petrochemicals	1. Construction of the paraxylene (PX) / terephthalic acid (PTA) plants.
	2. Intensification of the unit of ethylene oxide and butadiene
Refining	1. Development of the refining complex in Mazeikiu Nafta – see regulatory announcement no 33/2007 dated 4 June 2007 and its correction.
	2. Increasing the capacity of the diesel unit – HON VII plant.
	3. Construction of the hydrogen production plant.
Chemicals	1. Modernisation of the polyvinyl chloride (PVC) production lines – including the production capacity increase.
	2. Construction of the cyclohexanone unit.
	3. Construction of the butylen polyterephthalate (PBT) production unit – further processing of terephthalic acid (PTA).
Retail	1. Development of the retail network in Poland, Germany and Lithuania.
Crude oil trade and Upstream	1. In accordance to the current upstream strategy.
Others (including: Supporting Production. Logistics, Oil, Wholesale, Corporate Center)	1. Preparing the storage depots for biocomponents dosage.
	2. Development of the pipeline network (Wroclaw).
	3. Investing in the heat and power generating plant which would provide the compliance with the future regulations related to the gas emissions as well as unit renovation.

11. Purchase of shares in Garo Estates s.r.o. by Unipetrol a.s.

PKN ORLEN S.A. informed in its regulatory announcement no. 36/2007, that on 14 June 2007 it was informed, that UNIPETROL, a.s., seated in Prague, Czech Republic ("Unipetrol"), had purchased 100% shares in Garo Estates s.r.o. ("Garo Estates") on 7 June 2007. The purchase was completed on the basis of an agreement concluded on 6 June 2007 between Unipetrol, as the buyer, and Corporate Consulting a.s., seated in Prague, Czech Republic ("Corporate Consulting"), as the seller. Unipetrol has purchased a 100% interest in the share capital of the nominal value of CZK 200 thousand (i.e. approximately PLN 26,760, based on average CZK/PLN exchange rates as of 14 June 2007, as stated by the National Bank of Poland) in Garo Estates, seated in Litvinov, Czech Republic ("Purchased Shares").

The Purchased Shares were bought by Unipetrol for CZK 280 thousand (i.e. approximately PLN 37,464, based on average CZK/PLN exchange rates as of 14 June 2007, as stated by the National Bank of Poland).

(all amounts in PLN thousand)

The book value of the Purchased Shares in the Unipetrol books amounted to CZK 280 thousand as of 7 June 2007 (i.e. approximately PLN 37 464, based on average CZK/PLN exchange rates as of 14 June 2007, as stated by the National Bank of Poland).

The main business activity of Garo Estates is the leasing of real estate, although up to now the company has not undertaken any business activities.
The main business activity of Corporate Consulting is the leasing of real estate.

PKN ORLEN S.A. owns 63% of the votes at the General Meeting of Unipetrol a.s.

Except in respect to the relationships referred to above, no other relationship exists between PKN ORLEN S.A., PKN ORLEN's managing or supervising persons, and the seller of the shares - Corporate Consulting.

Unipetrol's investment in Garo Estates is regarded as long-term.

12. Purchase of Swedish company Aktiebolaget Grundstenen 108770 by PKN ORLEN

PKN ORLEN S.A. informed in its regulatory announcement no. 37/2007 that on 15 June 2007 it signed an agreement with Svenska Standardbolag AB, seated in Falun, Sweden, regarding the purchase of 5,000 shares in Aktiebolaget Grundstenen 108770 ("Aktiebolaget Grundstenen"), seated in Falun, Sweden ("Purchased shares"). The Purchased Shares represent 100% of the share capital and 100% of the votes at the General Meeting of Shareholders of Aktiebolaget Grundstenen. The par value of one share is SEK 100 (i.e. approximately PLN 40.40, based on average SEK/PLN exchange rates as of 15 June 2007, as stated by the National Bank of Poland). The purchase price of shares amounts to SEK 500 thousand (i.e. approximately PLN 202 thousand, based on average SEK/PLN exchange rates as of 15 June 2007, as stated by the National Bank of Poland) and has been paid from PKN ORLEN's own cash resources.
The book value of the Purchased Shares in PKN ORLEN's books amounted to PLN 202 thousand as of 15 June 2007.
The main reason why PKN ORLEN purchased the shares in Aktiebolaget Grundstenen is to realize the issue of Eurobonds planned at the turn of June and July 2007. The termination of the business activity of Aktiebolaget Grundstenen is planned after the redemption of all Eurobonds that PKN ORLEN S.A. is aiming to issue. Up to date, Aktiebolaget Grundstenen has not undertaken any business activities. In accordance to the terms of the agreement on purchase of shares in Aktiebolaget Grundstenen, just after PKN ORLEN S.A. pays for the purchased shares, there will be a General Meeting of Shareholders of Aktiebolaget Grundstenen, during which, among other items, the company's name will be changed. Additionally the main business activity of Aktiebolaget Grundstenen will be set i.e. ownership and management of tangible and intangible assets.
The main business activity of Svenska Standardbolag AB is the sale and liquidation of companies.
Except for the execution of the above-mentioned share purchase agreement, there are no other relationship existing between PKN ORLEN S.A., PKN ORLEN's managing or supervising persons, and the seller of the shares - Svenska Standardbolag AB.

13. Moody's assigned Baa3 rating to PKN ORLEN and provisional Baa3 rating to the planned PKN ORLEN Eurobonds issue

PKN ORLEN S.A. informed in its regulatory announcement no. 38/2007 that on 27 June 2007 Moody's Investors Service Ltd ("Moody's", "Agency") has assigned Baa3 credit rating to PKN ORLEN S.A., and a provisional Baa3 rating to the planned by PKN ORLEN Eurobonds Issue. Outlook for the assigned ratings is stable.

In accordance to the information provided by Moody's the assigned to PKN ORLEN S.A. Baa3 rating reflects strong position of PKN ORLEN in the refining and petrochemical industry within Central and Eastern Europe as well as dominant position in Poland. In the assessment of Baa3 rating, Moody's stated that over the next 2 years PKN ORLEN should aim to achieve its leverage target of 1.5x-2.0x on a Net debt/EBITDA basis, which would allow Moody's to consider a higher rating for PKN ORLEN S.A.

The assignment of the provisional ratings to PKN ORLEN's Eurobonds, in advance of the sale of such securities, reflects Moody's preliminary opinion on the unsecured bonds which are planned to be issued by the Company. A definitive rating may be changed by Moody's upon a conclusive review of the transaction documentation.

The stable ratings outlook, in accordance to the Moody's comments, reflects its expectation that the economic environment and supply/demand fundamentals for refining products will remain supportive to PKN ORLEN which will allow PKN ORLEN to reduce leverage in the assumed period.

The Agency has assigned the rating to PKN ORLEN S.A. for the first time.

(all amounts in PLN thousand)

14. Leverage projections of the PKN ORLEN Group for the period 2007 – 2012

PKN ORLEN S.A., in its regulatory announcement no. 39/2007, announced the leverage projections for the PKN ORLEN Group for the period 2007 – 2012.

On 28 November 2006 PKN ORLEN signed an order to prepare for the issue of Eurobonds, with a consortium formed of six Polish and foreign banks: ABN AMRO Bank N.V., Bank Handlowy w Warszawie S.A., BNP Paribas, ING Bank N.V. / ING Bank Slaski S.A., Societe Generale S.A. Polish Division and the UniCredit Group.

PKN ORLEN S.A. is planning to issue Eurobonds with a fixed interest coupon, which will be listed on the Luxembourg Stock Exchange regulated market.

The preliminary version of the PKN ORLEN Prospectus prepared in relation to the Eurobond Issue and the presentation for investors are available on the PKN ORLEN website (www.orlen.pl).

The consolidated leverage projections of the PKN ORLEN Group for the period 2007-2012 on an annual basis (based on the LIFO valuation of inventories i.e. last in first out) are as follows:

Year	2007	2008	2009	2010	2011	2012
PKN ORLEN Capital Group leverage	1.6	1.4	1.3	1.2	1.1	0.7

The leverage model above assumes the sale of the PKN ORLEN share in Polkomtel in 2007.
In all the projections mentioned above, leverage is defined as consolidated net debt divided by EBITDA.

15. PKN ORLEN has signed an agreement for the sale of its shares in Motell Sp. z o.o.

PKN ORLEN S.A. informed in its regulatory announcement no 40/2007 that on 29 June 2007 it signed an agreement ("Agreement") with Hawelka Sp. z o.o. ("Hawelka"), seated in Kraków, Poland, regarding the sale of shares in Motell Sp. z o.o. ("Motell"), seated in Morawica, Poland.

As a result of the Agreement PKN ORLEN will sell to Hawelka 350 shares in Motell ("Shares"), representing 35% of the initial capital and 35% of the total amount of votes at the General Meeting of Shareholders of Motell, with a par value of PLN 2 thousand per share and the total nominal value of PLN 700 thousand. The Shares will be sold for a total planned price of PLN 1,600 thousand.

The payment for the Shares will be divided into 7 installments. The first installment will amount to PLN 850 thousand and it will be paid not later than 14 days from the date of the Agreement. The Motell Shares will be transferred to Hawelka on the day of the payment of the first installment.
The remaining part of the price is divided into 6 installments. The final value of installment will depend on conditions that are within PKN ORLEN's decision-making area, and are connected with the execution of previously-signed agreements between PKN ORLEN and Motell, which refer to the running of restaurant services in travelers' servicing units.

The share capital of Motell amounts to PLN 2,000 thousand and is divided into 1,000 equal, indivisible shares with a par value of PLN 2 thousand each. The book value of the sold Shares in the PKN ORLEN books amounted to PLN 148,462 as of 29 June 2007.

After the settlement of the transaction PKN ORLEN will not have any shares in the share capital of Motell.

Motell provides restaurant and hotel services. Its business activities also include trade and services for retail petrol stations.
Hawelka provides restaurant services and external catering services.

Except in respect to the execution of the share purchase agreement referred to above, no other relationship exists between PKN ORLEN S.A., PKN ORLEN's managing or supervisory persons and Hawelka.

16. Opening of the liquidation proceedings for Etylobenzen Plock Sp. z o.o.

PKN ORLEN S.A. informed in its regulatory announcement no. 41/2007, that on 4 July 2007 an Extraordinary General Meeting of Shareholders of ETYLOBENZEN Plock Sp. z o.o. ("ETYLOBENZEN Plock Sp. z o.o.") seated in Plock 09-411, Chemików 7 Street, accepted a resolution regarding the dissolution of ETYLOBENZEN Plock, and the appointment of Ms. Hanna Kowalska as the liquidator.

(all amounts in PLN thousand)

The share capital of ETYLOBENZEN Plock Sp. z o.o. amounts to PLN 12,000 thousand and is divided into 1,200 equal and indivisible shares with a par value of PLN 10 thousand each. PKN ORLEN S.A. owns 100% of the share capital of ETYLOBENZEN Plock Sp. z.o.o.

Main activity of ETYLOBENZEN Plock Sp. z o.o. is production and sales of organic chemicals.
The intention of PKN ORLEN's Management Board is to incorporate the assets of ETYLOBENZEN Plock into the structure of PKN ORLEN S.A.

17. PKN ORLEN has signed an agreement with EXATEL S.A. for the sale of its shares in NOM

PKN ORLEN S.A. informed in its regulatory announcement no. 42/2007, that on 6 July 2007 it signed an agreement ("Agreement") with EXATEL S.A. ("EXATEL"), seated in Warsaw, regarding the sale of shares in Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM"), seated in Warsaw.

As a result of the Agreement, PKN ORLEN will sell to EXATEL 168 thousand shares in NOM ("Shares"), representing 35% of the share capital and 35% of the total votes at the General Meeting of Shareholders of NOM, with a par value of PLN 125 each and a total par value of PLN 21,000 thousand. The Shares were sold for a total planned price of PLN 22,209 thousand.

Payment for the Shares, i.e. closing of the transaction, will be transferred after EXATEL has received all irrevocable acceptances, but no later than on 13 September 2007. The NOM Shares will be transferred to EXATEL on the date of payment.

After settlement of the transaction, PKN ORLEN will have no shares in the initial capital of NOM.
NOM is a landline telecommunications operator providing services which include, among others, long-distance calls and international calls to foreign landline and cellular networks.
The main business activities of EXATEL are the supply of modern telecommunications solutions for business. EXATEL also manages a fibre optic data transmission network.
Except for the execution of the Agreement mentioned above, no other relationship exists between PKN ORLEN S.A., PKN ORLEN's managing or supervisory persons, and EXATEL.

18. Appointment of Mr. Janusz Zielinski to the PKN ORLEN Supervisory Board

PKN ORLEN S.A. informed in its regulatory announcement no. 43/2007, that on 6 June 2007, it was informed by the Ministry of the State Treasury on behalf of a PKN ORLEN Shareholder - the State Treasury - that in accordance of paragraph 8 section 2 point 1 of the PKN ORLEN Articles of Association, Prof. dr hab. Inż. Janusz Zielinski has been appointed to the PKN ORLEN Supervisory Board.

19. Purchase of shares in Butadien Kralupy a.s. by Unipetrol a.s.

PKN ORLEN S.A. informed in its regulatory announcement no. 44/2007 that on 10 July 2007 PKN ORLEN's subsidiary – Unipetrol a.s., seated in Prague, Czech Republic ("Unipetrol"), as a buyer and Unipetrol's subsidiary – KAUCUK a.s. ("Kaucuk") seated in Kralupy nad Vltavou, Czech Republic, as a seller, signed a Share Purchase Agreement. The subject of the Share Purchase Agreement is the transfer of 51% of the shares of Butadien Kralupy a.s. ("Butadien Kralupy"), seated in Kralupy nad Vltavou (Czech Republic), from Kaucuk to Unipetrol for a purchase price of CZK 76,500 thousand (i.e. approximately PLN 10,052,100 based on average CZK/PLN exchange rates as of 10 July 2007, as stated by the National Bank of Poland).

Unipetrol has purchased 153 shares in Butadien Kralupy ("Purchased Shares"). The Purchased Shares with a par value CZK 500 thousand for each share (i.e. approximately PLN 65,700, based on average CZK/PLN exchange rates as of 10 July 2007, as stated by the National Bank of Poland) represent 51% of the initial capital of Butadien Kralupy and 51% of the votes at the General Meeting of shareholders of Butadien Kralupy. The purchase price was paid by Unipetrol in the form of cash.

The book value of the Purchased Shares in Kaucuk's books amounted to CZK 76,500 thousand (i.e. approximately PLN 10,052,100, based on average CZK/PLN exchange rates as of 10 July 2007, as stated by the National Bank of Poland) as of 9 July 2007.

The main business activity of Butadien Kralupy is, among others, the leasing of real estate. Butadien Kralupy will be used for the construction and operation of a new butadiene unit on the basis of an agreement signed by Unipetrol, Firma Chemiczna Dwory S.A., CHEMOPETROL, a.s. and Kaucuk (further information can be found below).
Kaucuk is a chemical company and a producer, among others, of styrene-butadiene and polybutadiene rubbers, polystyrene plastics and synthetic rubber.

(all amounts in PLN thousand)

The main business activities of Unipetrol include crude oil refining, petrochemical and chemical production, and the sale of fuels.

PKN ORLEN S.A. owns 63% of the votes at the General Meeting of Unipetrol.
Unipetrol owns 100% of the votes at the General Meeting of Kaucuk.
After the transaction Kaucuk owns 49% of the votes at the General Meeting of Butadien Kralupy.

The Supervisory Board of Kaucuk consists of 3 members, 1 of which is an Unipetrol employee, while 2 are Kaucuk employees. The Unipetrol's Supervisory Board consists of 12 members, 8 of which are PKN ORLEN S.A. employees. The Kaucuk Management Board of Directors consists of 4 members, of which 2 are Unipetrol employees and 2 are Kaucuk employees.

The Share Purchase Agreement was concluded in connection with the sale of 100% of the shares of Kaučuk, as well as based on the Agreement on Cooperation in Connection with Construction and Operation of the New Butadiene Unit, among Unipetrol, Dwory, CHEMOPETROL, a.s. and Kaučuk on 30 January 2007 (the "Cooperation Agreement"). The process of share sales in Kaučuk is carried through under the share purchase agreement entered into on 30 January 2007, between Unipetrol as seller and Dwory as buyer.

Unipetrol's investment in the Butadien Kralupy shares is of a long-term nature.

20. The Management Board of Rafineria Trzebinia S.A. has decided to restart the production and sale of ON BIO diesel fuel, a blend containing 20% FAME esters

PKN ORLEN S.A. informed in its regulatory announcement no. 45/2007, that on 16 July 2007 the Management Board of Rafineria Trzebinia S.A. ("Rafineria Trzebinia S.A.") has decided to resume the production of ON BIO diesel fuel, a blend containing 20% FAME esters (fatty acid methyl ester). The decision to resume production was preceded by a detailed economic analysis made by Rafineria Trzebinia S.A., which referred to the changes introduced by the "Regulation dated 11 May 2007 regarding changes to the excise tax and changes to some other regulations" ("Regulation dated 11 May 2007") to the earlier "Regulation regarding bio-components and liquid bio-fuels". The Regulation dated 11 May 2007 increased the excise tax relief by approximately PLN 0.05 per litre of bio-components in diesel fuel, and decreased the excise tax from PLN 0.20 to PLN 0.01 per litre for pure bio-components fuels for combustion engines.
Moreover, the Management Board of Rafineria Trzebinia S.A. decided to restart the sale of diesel containing 20% FAME bio-components on 16 June 2007. Up to the end of 2006 Rafineria Trzebinia S.A. was selling diesel containing 20% bio-components under the name "ON BIO 10". In order to provide more precise information about the share of bio-components in diesel, Rafineria Trzebinia S.A. has decided that the product will now be named "ON BIO 20".
PKN ORLEN holds 77.2% of the shares in the Rafineria Trzebinia S.A. Capital Group.

21. PKN ORLEN has signed an agreement with KD Petrotrade FZE for crude oil deliveries via the "Druzhba" pipeline.

PKN ORLEN informed in its regulatory announcement no 46/2007 that on 18 July 2007, PKN ORLEN signed an agreement with KD Petrotrade FZE ("Petrotrade"), seated in the United Arab Emirates, for crude oil deliveries via the "Druzhba" pipeline to PKN ORLEN for 2,400 thousand tonnes of REBCO crude oil annually ("the Agreement"). The validity of the Agreement covers the period from 1 July 2007 until 30 June 2010. with the option to prolong it for an additional two years or longer.
In case of lack of at least 90 % of the monthly volumes of deliveries or delays, the Agreement requires the payment of contractual penalties that exceed the equivalent in PLN 1,200 thousand monthly. Payment of contractual penalties does not exclude the right for PKN ORLEN to claim for compensation exceeding the value of the penalties.
At the date the Agreement was signed, the estimated value of the crude oil supplies to PKN ORLEN in the period until 30 June 2010 amounted to ca. USD 3,9 billion (i.e. approximately PLN 10.6 billion, based on USD/PLN average exchange rate as of 17 January 2007, announced by the National Bank of Poland).

22. Unipetrol has disposed of its shares in Kaucuk to Firma Chemiczna Dwory

PKN ORLEN informed in its regulatory announcement no 47/2007 that on 19 July 2007 its subsidiary - UNIPETROL, a.s., seated in Prague, Czech Republic ("Unipetrol"), sold to Firma Chemiczna Dwory S.A., seated in Oswiecim, Poland ("Dwory"), 6,236,000 ordinary shares in Kaucuk a.s. ("Disposed Shares"), seated in Kralupy nad Vltavou, Czech Republic ("Kaucuk"). The Shares were disposed under the Share Purchase Agreement of 30 January 2007 between Unipetrol as seller and Dwory as purchaser ("Share Purchase Agreement"). As a result of the disposal, Dwory became the sole shareholder of Kaucuk.

(all amounts in PLN thousand)

The Disposed Shares represent 100% of the share capital of Kaucuk, and 100% of the votes at the Shareholders' General Meeting of Kaucuk, with a nominal value CZK 1,000 per share (i.e. approximately PLN 133 based on the average CZK/PLN exchange rate as of 19 July 2007, as stated by the National Bank of Poland).
The purchase price for the Disposed Shares amounting to EUR 195,000,000 (i.e. approximately PLN 731,406,000 based on the average EUR/PLN exchange rate as of 19 July 2007, as stated by the National Bank of Poland) was paid in cash via a wire transfer to a bank account of Unipetrol.
As of 18 July 2007, the book value of the Disposed Shares in the Unipetrol unconsolidated financial statement amounted to c.a. CZK 5,460,000,000 (i.e. approximately PLN 725,634,000 based on the average CZK/PLN exchange rate as of 19 July 2007, as stated by the National Bank of Poland) and in consolidated financial statement amounted to c.a. CZK 7,060,000,000 (i.e. approximately PLN 938,274,000 based on the average USD/PLN exchange rate as of 19 July 2007, as stated by the National Bank of Poland).
Kaucuk is a commercial company operating in the chemical industry, in particular the production of synthetic rubber, styrene and other monomers.
Unipetrol is a holding company having ownership stakes in commercial companies operating in crude oil refining, petrochemical and chemical production, and the sale of fuels. Dwory is a chemical company and its activities are concentrated in the production of synthetic rubbers, styrene plastics, and vinyl and copolymer dispersions. PKN ORLEN owns approximately 63% of the shares of Unipetrol. At the Shareholders' General Meeting of Unipetrol, PKN ORLEN holds 63% of the votes.
The Supervisory Board of Kaucuk consists of 6 members, 1 of them is a Unipetrol employee, 2 are Kaucuk employees and 3 positions are vacant. The Unipetrol Supervisory Board consists of 12 members, 8 of them are PKN ORLEN employees. The Kaucuk Board of Directors consists of 5 members, 2 of them are Unipetrol employees, 2 are Kaucuk employees, and 1 position is vacant.
The disposal of the Shares to Dwory occurred after the terms of the Share Purchase Agreement concluded on the 30 January 2007 were met mutually by Dwory and Unipetrol.

23. Changes in the Management Board of PKN ORLEN S.A.

PKN ORLEN informed in its regulatory announcement no 49/2007 that on 30 July 2007 the Supervisory Board of PKN ORLEN, a acting in accordance with par. 8 section 11 point 1 of the PKN ORLEN Articles of Association, following its meeting on 30 July 2007, had dismissed, on the motion of the President of the PKN ORLEN Management Board, Mr. Paweł Szymanski from the position of the Vice-President of the PKN ORLEN Management Board and Chief Financial Officer with the majority of its votes. Mr. Paweł Szymanski held the position of Member of the PKN ORLEN Management Board from 18 October 2004, and the position of Vice-President of the PKN ORLEN Management Board since 19 April 2007.

At the same time, on the motion of the President of the PKN ORLEN Management Board, the Supervisory Board has appointed Mr. Dariusz Formela to the position of the Member of the PKN ORLEN Management Board effective from that day.

24. Filing of a bankruptcy petition regarding ORLEN Transport Kraków Sp. z o.o.

PKN ORLEN S.A. informed in its regulatory announcement no. 50/2007 that on 6 August 2007 ORLEN Transport Krakow Sp. o.o. ("ORLEN Transport Krakow", "Company") filled a motion to the District Court for Kraków-Srodmiescie in Krakow (VIII Commercial Department for Bankruptcy, address: Przy Rondzie 7, 31-574 Krakow) regarding the bankruptcy of the Company, including the liquidation of the assets of the Company.
The motion has been submitted by the Management Board of the Company because the total liabilities of ORLEN Transport Krakow exceed its registered capital. This is a result of the decisions regarding excise taxes which were imposed on the Company by the Customs House in Krakow.

The registered capital of ORLEN Transport Krakow amounts to PLN 12,465,000 and is divided into 124,650 equal and indivisible shares of a par value of PLN 100 for each share. PKN ORLEN S.A. owns 98% of the initial capital of ORLEN Transport Krakow.

(all amounts in PLN thousand)

IX. SHAREHOLDERS HOLDING DIRECTLY OR UNDIRECTLY VIA RELATED PARTIES AT LEAST 5% OF THE TOTAL VOTES AT THE PARENT'S GENERAL MEETING AS AT THE DATE OF FILING THE REPORT

	% of votes at the GSM presented in the prior quarter report *	Number of shares presented in the prior quarter report *	Change of % in the period 30.04.2007 - 31.07.2007	% of votes at the GSM at the report filing date **	Number of shares at the report filing date **
Nafta Polska S.A.	17.32%	74 076 299	-	17.32%	74 076 299
State Treasury	10.20%	43 633 897	-	10.20%	43 633 897
Others	72.48%	309 998 865	-	72.48%	309 998 865
Total	100%	427 709 061	-	100%	427 709 061

* Data as at 30 April 2007
** Data as at 31 July 2007

Percentage share in share capital of the Company is compatible with percentage share in total votes at the General Shareholders Meeting as at date of filing the report.

X. CHANGES IN THE NUMBER OF THE COMPANY'S SHARES HELD BY THE MANAGEMENT BOARD AND SUPERVISORY BOARD IN ACCORDANCE WITH THE COMPANY'S RECORDS

The number of shares held by the Management Board and Supervisory Board in the II quarter 2007

	Number of shares, options as at the date of the prior quarter report filing *	Acquisition	Disposal	Increase due to changes in composition	Number of shares, options as at the date of the report filing **
Management Board	-	-	-	-	-
Supervisory Board	**2 950**	-	-	-	**3 357**
Raimondo Eggink	2 950	-	-	-	2 950
Janusz Zieliński	-	-	-	407	407

* Data as at 30 April 2007
** Data as at 31 July 2007

XI. INFORMATION ABOUT CURRENT PROCEEDINGS CONCERNING LIABILITIES OR RECEIVABLES OF THE PARENT COMPANY AND SUBSIDIARIES OF THE TOTAL VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY

As at 30 June 2007, the Parent Company was not a party in proceedings concerning liabilities or receivables of the Parent Company or subsidiaries, of the value exceeding 10% of the Company's equity.

(all amounts in PLN thousand)

XII. RELATED PARTIES

1. Information about significant related party transactions

During the period from 1 January to 30 June 2007, there were no unusual related party transactions concluded between related parties within the Group, where the transaction value would exceed EUR 500 thousand.
Transactions concluded within the Group related to the deliveries and supplies connected with the normal activity of the Group companies.

2. Information about significant related party transactions

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

During the 6 months ended 30 June 2007 the Group companies did not grant any advances, loans, guarantees and commitments, or other agreements obliging Management Board, Supervisory Board and their relatives, to render services to the Company and related parties.
As at 30 June 2007 the Group companies did not grant any loans to managing and supervising persons and their relatives.
During the 6 months ended as at 30 June 2007 there were no significant transactions concluded with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

b) Transactions with related parties concluded through the supervising persons

During the 6 months ended 30 June 2007 the Company obtained statements on transactions with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons *	109 137	60 049	46 359	4 004
Natural persons	-	-	-	-

* Transactions for the period of performing function in the supervising bodies.

c) Transactions with related parties concluded through the managing persons of the Parent and other Group companies

During the 6 months ended 30 June 2007 managing persons of the Parent and other Group companies did not conclude any significant transactions with related parties in regard of the amended IAS 24 "Related Party Disclosures".

d) Transactions with related parties concluded through the key executive personnel of the Parent and other Group companies

During the 3 months ended 30 June 2007 the key executive personnel of the Parent and other Group companies did not conclude any significant transactions with related parties in regard of the amended IAS 24 "Related Party Disclosures".

(all amounts in PLN thousand)

e) Parent Company's transactions with related parties in the period from 1 January to 30 June 2007 and the settlement balances as at 30 June 2007

PKN ORLEN Capital Group

	Consolidated subsidiaries [1]	Consolidated associates [2]	Non-consolidated subsidiaries [1]	Non-consolidated associates [2]	Consolidated jointly controlled entities [3]	Total related parties
Sales	7 962 036	3 842	2 064	1 198	1 159 665	9 128 805
Purchases	916 552	27 035	41 474	17 480	11 209	1 013 750
Interest received	1 044	1	2	3	-	1 050
Financial expenses	355	-	-	3	-	358
Gross short term receivables	2 103 875	997	2 366	96	484 750	2 592 084
Short term liabilities	341 907	6 716	14 746	3 073	2 199	368 641
Gross long term receivables	17 221	-	-	-	-	17 221
Long term liabilities	23 683	-	-	-	-	23 683

1) Parent Company, using its title to vote (above 50% voting rights), appoints supervisory personnel in those entities, and in some cases also management board members.
2) Parent Company exercises significant influence on the entity's supervisory bodies via its representatives.
3) Parent Company exercises a joint control over the entities under the deed of association

(all amounts in PLN thousand)

3. Compensation, together with profit-sharing paid, due and potentially to the Management Board, Supervisory Board and the key executive personnel in accordance with IAS 24

The Management Board, the Supervisory Board and the key executive personnel remuneration includes short-term employee benefits, post-employment benefits, other long-term employee benefits and termination benefits paid, payable and potentially payable during the period.

	6 months ended 30 June 2007 (unaudited)	6 months ended 30 June 2006 (unaudited)
The Management Board of the Parent Company *	13 814	9 396
Supervisory Board of the Parent Company	510	362
Key Executive Personnel of the Parent Company **	20 723	10 414
Key Executive Personnel of subsidiaries ***	50 455	43 573
Total	**85 502**	**63 745**

* including compensation of former Board Members during the six months period ended 30 June 2007 of PLN 8,176
** including compensation of former Key Management Personnel of the Parent of PLN 2,379 thousand in the period of 6 months ended 30 June 2007. During the six months period ended 30 June 2007 40 persons performed duties as Key Executive Personnel and 28 persons performed duties as Key Executive Personnel during the six months period ended 30 June 2006
*** Management Board, Supervisory Board and Key Executive Personnel of Group Companies.

XIII. LOAN SECURITY, GUARANTEES AND COLLATERALS OF AT LEAST 10% OF THE COMPANY'S EQUITY GRANTED BY PARENT COMPANY OR ITS SUBSIDIARIES TO ONE ENTITY OR ITS SUBSIDIARY

Within the Group, in the period from 1 January to 30 June 2007 PKN ORLEN and its subsidiaries did not grant loan security, guarantees or collaterals to another entity or its subsidiary, where the value of security or guarantee constituted at least 10% of the Company's equity.

XIV. SEASONAL OR CYCLICAL CHARACTER OF THE ISSUER'S OPERATIONS IN THE PRESENTED PERIOD

The PKN ORLEN Group does not report any material seasonal or cyclical character of its operations.

XV. SUPPLEMENTARY INFORMATION

1. Restructuring of the southern assets

The restructuring and consolidation project embraces the following companies:
- Rafineria Nafty Jedlicze S.A.
- Rafineria Trzebinia S.A.
- ORLEN Oil Sp. z o.o.
- Paramo a.s., where Unipetrol a.s. is the majority shareholder

The objective of the project is to secure the value of assets engaged by PKN ORLEN by optimizing production structure in the above companies by matters of reorganization and restructuring of the possessed assets as well as combination of selected assets and capital consolidation of the companies. The project is also intended to protect assets of those companies against changes in the tax law, which may lead to discontinuation of crude oil processing in the southern Poland.

The company realizes restructuring project approved in July 2005 by PKN ORLEN's Management Board.
The project for the southern assets designed by Investekspert aims at:
- consolidation of activity related to oil and lubricant production in ORLEN Oil Sp. z o.o.,
- targeted discontinuation of crude oil processing in the southern Poland and grouping assets relating to this activity within a separate business,

(all amounts in PLN thousand)

The business advisor for the restructuring and consolidation project submitted recommendations in respect of suggested action plan. In June 2006 the Management Board of PKN ORLEN has accepted the major assumptions of restructuring process:

- modernization of existing DRW installation (crude oil distillation unit) in Rafineria Nafty Jedlicze S.A. for the purposes of processing of own output crude;
- construction of organic solvent installation in Rafineria Nafty Jedlicze S.A. in case a rebate on supplies of local (Sanok region) crude oil is negotiated;
- restructuring of distribution system in ORLEN OIL Sp. z o.o.

On 3 January 2007 the Management Board of Rafineria Trzebinia S.A. decided to temporarily withhold the production and sale of the bio-fuel ON BIO containing 20% FAME esters.

The decision was made due to the coming into force on 1 January 2007 Regulation of the Minister of Finance dated 22 December 2006. This changed the previous regulation referring to exemptions from excise tax (Official Journal 2006 No. 243, item 1766), which unexpectedly deteriorated circumstances of production and sales of bio – fuels.

Following a detailed economic analysis, Rafineria Trzebinia S.A., has estimated that, due to the change in law introduced in the Regulation, the net loss of Rafineria Trzebinia S.A. in January 2007 will amount to approximately PLN 2.5 – 3 million. The production of ON BIO is therefore to be kept on hold until new regulations which will justify production of this particular bio-fuel are introduced.

On 16 July 2007 the Management Board of Rafineria Trzebinia S.A. has decided to restart the production of ON BIO diesel fuel, a blend containing 20% FAME esters (fatty acid methyl ester - FAME). The decision to restart production was preceded by a detailed economic analysis made by Rafineria Trzebinia S.A., which referred to the changes introduced by the "Regulation dated 11 May 2007 regarding changes to the excise tax and changes to some other regulations" ("Regulation dated 11 May 2007") to the earlier "Regulation regarding bio-components and liquid bio-fuels". The Regulation dated 11 May 2007 increased the excise tax relief by approximately PLN 0.05 per litre of bio-components in diesel fuel, and decreased the excise tax from PLN 0.20 to PLN 0.01 per litre for pure bio-components fuels for combustion engines.

Moreover, the Management Board of Rafineria Trzebinia S.A. decided to restart the sale of diesel containing 20% FAME bio-components on 16 June 2007. Till the end of 2006 Rafineria Trzebinia S.A. had been selling diesel containing 20% bio-components under the name "ON BIO 10". In order to provide more precise information about the share of bio-components in diesel oil, Rafineria Trzebinia S.A. has decided that the product will now be named "ON BIO 20".

2. Polkomtel S.A.

On 10 March 2006 an agreement was concluded between KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as buyers and TDC Mobile International A/S as a seller in respect of "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A." ("The Agreement"). The conclusion of the above agreement was preceded by conclusion by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as shareholders of Polkomtel S.A. the "Shareholders Agreement regarding the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and taking joint measures to sell all shares owned in Polkomtel S.A.". The conclusion of the Agreement was performed in conjunction with the execution by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. of the entitlement to acquire shares under the offer of TDC Mobile International A/S.

Pursuant to the Agreement, PKN ORLEN may acquire 980,486 shares in Polkomtel S.A., representing 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share. In case KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. purchased the shares as a result of the Agreement, these parties, together with currently owned shares, would hold over 75% shares in Polkomtel S.A. After the transaction is settled, PKN ORLEN would hold 24.4% stake in the share capital of Polkomtel S.A.

The Agreement was concluded under a suspending clause regarding termination or abatement of the pledge in respect of shares under the Agreement, established by verdict of the District Court in Warsaw on 24 February 2006, or any other pledge (or similar measure) established by other judgmental body that would disallow sale of shares under the Agreement in Polkomtel S.A. by TDC Mobile International A/S.

As a result of complaint filed by TDC Mobile International the Court of Appeals in Warsaw changed the decision of the District Court in Warsaw. The Court of Appeals stated that the execution of pledge depends on submission by Vodafone Americas Inc. a bail of Euro 43 million. Vodafone Americas Inc paid the bail for the benefit of Court's bank account, which states that the decision on pledge is effective.

On 10 march 2006 Vodafone Americas Inc. filed a law suit to International Court of Arbitration by Federal Chamber of Commerce in Vienna, against six legal entities defining TDC Mobile International A/S as a Principle Respondent,

(all amounts in PLN thousand)

Polkomtel S.A as a First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as Second to Fifth Auxiliary Respondents. In the above mentioned law suit Vodafone Americas Inc., among other things, questioned the method of calculation of the price offered by TDC International A/S to other shareholders. On 29 May 2006 TDC Mobile International A/S, KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. filed a joint response to the law suit. Polkomtel S.A. filed its response to the law suit on 26 April 2006. Appointed arbitrators issued several procedure-oriented rulings concerning further proceedings. Proceedings came into phase, when letters concerning this case were exchanged. On 7 March 2007 the seating in front of the Court of Arbitration in Vienna took place. During the seating plenipotentiaries of all sides represented their standings in this case. This resulted for example in modification of claim from Vodafone America Inc. The proceedings is finished. Parties are waiting for a court ruling – probably in September 2007.

General Shareholders' Meeting of Polkomtel S.A. was held on 29 March 2007. Shareholders decided to pay dividend from net profit realized in 2006. Total dividend amounted PLN 1,031,765 thousand (equalling PLN 50.33 per share) and was paid to shareholders in accordance with their share in share capital of Polkomtel S.A. Dividends attributable to PKN ORLEN amounted to PLN 202,315 thousand. In accordance with the resolution of Supervisory Board of Polkomtel S.A. dated 5 March 2007, the advanced dividend for the benefit of PKN ORLEN in the amount of PLN 49,684 thousand was paid. In accordance with the decision of General Shareholders' Meeting the remaining amount of dividend of PLN 152,631 thousand was received by PKN ORLEN on 8 June 2007.

Share of Polkomtel in the consolidated financial result of the Group amounted to PLN 123,800 thousand in the six-month period ended 30 June 2007 and PLN 99,361 thousand in the six-month period ended 30 June 2006.

3. Purchase of additional shares in Mazeikiu by PKN ORLEN

3.1 Mandatory tender offering for shares in AB Mazeikiu Nafta ("Mazeikiu")

In accordance with Lithuanian law, exceeding of the 40% voting rights at the General Meeting of Shareholders of Mazeikiu by PKN ORLEN S.A. (what took place in 2006 when the shares were purchased from Yukos International UK B.V.) obliged PKN ORLEN S.A. to announce mandatory tender offering ('MTO') for all remaining shares in Mazeikiu attributable to investors other than PKN ORLEN S.A. Until receipt of relevant clearance with regard to the documentation related to MTO from the Stock Exchange Commission in Lithuania, PKN ORLEN S.A. was not able to execute its voting rights at the General Meeting of Shareholders, that were attributable to all shares held in Mazeikiu. Until that moment, however not longer than for the period of 100 days, the Government of the Republic of Lithuania assumed an obligation to execute voting rights attributable to shares held in Mazeikiu in conformity with instructions issued by PKN ORLEN S.A. Documentation related to MTO received clearance of the Stock Exchange Commission in Lithuania on 22 December 2006.
Prior to commencement of the subscription process under MTO, a merger of Mazeikiu with AB Mazeikiu Elektrine was registered on 28 December 2006. In consequence of the merger, 1,366,992 new shares of Mazeikiu were issued for the minority shareholders of AB Mazeikiu Elektrine. As a result of the new issue of shares, total number of shares of Mazeikiu is equal to 708,821,122.
Mandatory Tender Offering has been conducted in the period from 2 to 15 January 2007. Pursuant to the settlement of MTO, PKN ORLEN S.A. purchased 35,879,247 shares of Mazeikiu. The Company holds 632,713,599 shares which is equal to 89.2628% stake in share capital of Mazeikiu.

3.2 Constant call offer at the Vilniaus Stock Exchange

Due to the fact that MTO did not comprise the above mentioned new issue of shares, as well as in order to improve the preparatory process to squeeze out procedure related to shares of Mazeikiu attributable to minority shareholders other than the Government of the Republic of Lithuania, PKN ORLEN S.A. made a constant call offer at the Vilniaus Stock Exchange for shares of Mazeikiu at each day in the period from 26 January to 19 February 2007. The purchase price for shares was equal to the purchase price used for the purposes of MTO i.e. LTL 10.25 per share. In the described period PKN ORLEN S.A. purchased 1,895,952 shares of Mazeikiu and as at 19 February 2007 held 634,609,551 shares, constituting a 89.5303% stake in share capital of Mazeikiu. Except for 70,750,000 shares owned by the Government of the Republic of Lithuania, 3,461,571 shares representing 0.4884% stake in share capital are quoted at the market.

3.3 Squeeze out procedure related to shares in Mazeikiu held by minority shareholders

Acting under agreement with the Government of the Republic of Lithuania, on 20 February 2007 PKN ORLEN S.A. commenced a squeeze out procedure related to shares of Mazeikiu held by minority shareholders. The squeeze out will be conducted in accordance with the Lithuanian law. The provisions of the cooperation between PKN ORLEN S.A. and the Government of the Republic of Lithuania are included in the agreement dated 25 January 2007.

At the first phase of the process, which was effected until 21 May 2007, the shareholders of Mazeikiu were entitled to sell shares through broker house SEB Vilniaus Bankas. The price was set at LTL 10.25. During the first phase

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

2,469,775 shares of Mazeikiu were purchased, constituting 0.35% stake in share capital. Minority shareholders, other than Government of the Republic of Lithuania, hold 991,796 shares subject to squeeze out procedure.

On 23 May 2007 PKN ORLEN S.A. put forward a motion to the court in Lithuania to issue a decision in accordance with the Lithuanian law related to squeeze out procedure. In effect of the decision all shares held by minority shareholders other than the Government of the Republic of Lithuania will become property of PKN ORLEN S.A. for a price equal to LTL 10.25 per share.

Simultaneously with the second phase of squeeze out process, PKN ORLEN S.A. conducts the minority shareholders by out for LTL 10.25 per share through broker house SEB Vilniaus Bankas.

As a result of above described actions, PKN ORLEN S.A. owned 637,201,930 shares of Mazeikiu, constituting 89.90% stake in share capital as at 31 July 2007. Minority shareholders, subject to squeeze out procedure hold 869,192 shares in Mazeikiu. The procedure will result in acquisition of all shares in Mazeikiu by PKN ORLEN S.A., except for shares held by the Government of the Republic of Lithuania.

4. Restructuring process of IKS Solino S.A.

In November 2006 an agreement was concluded between IKS SOLINO S.A. and its labor unions with the participation of PKN ORLEN and the State Treasury. The agreement provided that operations of the Salt Processing Unit (SPU) will be sustained in IKS structure only in the event of its economic profitability.
According to PKN ORLEN, sale of SPU to a branch investor might guarantee long-term development of the disposed unit and therefore sustaining of existing job positions.
PKN ORLEN emphasized that the intention of the eventual sale transaction of the SPU is based upon concern about the future of its employees and sustaining of job positions. In the event of sale of the SPU the vast majority of employees will keep their job positions. The small number of people covered by the restructuring process will be enabled to benefit from a shield program that is currently negotiated with the labor unions of IKS SOLINO S.A..

5. Transfer of shares in Spolana a.s. between companies of PKN ORLEN Capital Group

In 2006 Zakłady Azotowe Anwil S.A. purchased shares of Spolana a.s. from Unipetrol a.s. After transaction PKN ORLEN Group owned 95.18% of the votes at the General Meeting of Spolana. In accordance with Czech law the Mandatory Tender Offer – MTO from minority shareholders was started by Anwil S.A., acting together with PKN ORLEN. Spolana shares were valuated by independent expert for MTO purposes with methodology compatible with guidance from Czech National Bank ("CNB"). The Management Board of Anwil S.A. proposed to minority shareholders of Spolana a.s. the price for one share in the amount of CZK 162. The squeeze out procedure was finished on 21 March 2007. After the process of MTO PKN ORLEN and Anwil S.A. own 95.7% of the votes at the General Meeting of Spolana.

6. Goldenfrazil Limited versus members of the Supervisory Board of Unipetrol a.s.

On 26 February 2007, Goldenfrazil Limited with its registered office in Nicosia, Cyprus, submitted a request pursuant to Section 182(1)c of the Czech Commercial Code to the Supervisory Board of Unipetrol, asserting rights to damages in the amount of CZK 351,877,163 (EUR 12,8 million) which Goldenfrazil Limited alleges Unipetrol has against the members of Unipetrol's Board of Directors (the "Goldenfrazil Claim"). Goldenfrazil Limited claims that Unipetrol suffered damage as a result of the failure of Unipetrol's Board of Directors to comply with their obligations to act with due managerial care, and their obligations to prevent damage in connection with the sale by Unipetrol a.s. to Anwil S.A. of shares in Spolana a.s. pursuant to the Share Purchase Agreement dated 27 October 2006 ("Spolana Share Purchase Agreement"). The Supervisory Board of Unipetrol has defended Goldenfrazil's claim on the basis it has no merit. Goldenfrazil Limited has nevertheless filed the suit as mentioned above.

7. Assignment of duties after changes in the Management Board of PKN ORLEN S.A.

Due to the appointment of Mr Dariusz Formela to the position of Member of the Management Board of PKN ORLEN S.A. effective 30 July 2007, the Management Board, on its meeting held on 31 July 2007 decided on new assignment of duties among Members of the Board.

According to the decision of the Board assignment of duties as at the publication date of these financial statements is as follows:
Mr Piotr Kownacki – President of the Board and Chief Executive Officer, supervises the areas of Human Resources, Strategy, Public Relation, Management Board Service and Audit.
Mr Cezary Filipowicz - Vice-President of the Board, Upstream & Crude Trading, supervises the performance of the following areas: Crude Oil Trading, Upstream, Planning and Controlling, Finance Management. Cost Management, Tax, Coordination of Margin Management, Investor Relations and capital de-investment.

Mr Wojciech Heydel - Vice-President of the Board, Sales - supervises the performance of the following areas: Wholesale Operations, Retail Sales, Marketing, Planning & Sales Analysis, Logistics and Alternative Energy Sources.
Mr Krzysztof Szwedowski - Member of the Board, Procurement & IT - supervises the performance of the following areas: IT, Procurement, Legal Department, Regulatory Risk, Information Control & Security.
Mr Krystian Pater - Member of the Board, Head of Production - supervises the performance of the following areas: Refining, Chemical and Petrochemical Production, Oil Production, Energy, R & D and Assets Development.
Mr Dariusz Formela - Member of the Board, Organisation & Capital Group - supervises the performance of the following areas: organization and integration of the owned assets, work safety and environment protection. He also supervises legal aspects in the ORLEN Group companies.

(all amounts in PLN thousand)

XVI. DIFFERENCES BETWEEN DATA DISCLOSED IN THE FINANCIAL STATEMENTS AND PREVIOUSLY PREPARED AND ISSUED FINANCIAL STATEMENTS

a) Presentation adjustment relating to excise duty without impact on previously disclosed results

	Sales of merchandise and raw materials	Excise tax and other charges	Revenues from sale of merchandise and raw materials, net
Data disclosed in the consolidated financial statement for the first half of 2006	7 070 805	(383 888)	6 686 917
Adjustment of excise tax	244 994	(244 994)	-
Data disclosed in the consolidated financial statement for 2ndquarter 2007	7 315 799	(628 882)	6 686 917

b) Adjustment affecting the result presented in the published consolidated financial statements for the first half of 2006

	Net profit for 6 months of 2006
Data disclosed in the consolidated financial statement for the first half of 2006	1 356 060
Adjustment of depreciation	(54 356)
Income tax effect of the adjustment of depreciation	14 133
Data disclosed in the consolidated financial statement for 2ndquarter 2007	1 315 837

As a result of change of the total value of depreciation of property, plant and equipment in a company belonging to Unipetrol Group (Ceska Rafinerska a.s.) in the last quarter of 2006 for the whole 2006 year, adjustment of data for II quarter of 2006 published in this report was made.

XVII. OTHER

These condensed consolidated financial statements were authorized by the Management Board of the Parent Company in its seat on 10 August 2007.

SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

....

President

Piotr Kownacki

....

Vice-President

Cezary Filipowicz

....

Vice-President

Wojciech Heydel

....

Member of the Board

Dariusz Formela

....

Member of the Board

Krystian Pater

....

Member of the Board

Krzysztof Szwedowski

Płock, 10 August 2007